Exhibit 99.1

A World of ENTERTAINMENT

CONTENTS

Page

2 FINANCIAL HIGHLIGHTS

3 MARKET OVERVIEW AND KEY HIGHLIGHTS

6 BUSINESS OVERVIEW

12 MANAGEMENT DISCUSSION AND ANALYSIS

36 OTHER INFORMATION

66 REPORT ON REVIEW OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

68 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

70 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

72 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

73 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

75 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

77 NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

127 CORPORATE INFORMATION

130 DEFINITIONS AND GLOSSARY

This interim report is prepared in both English and Chinese and in the event of inconsistency, the English text of this interim report shall prevail over the Chinese text.

FINANCIAL HIGHLIGHTS

Net revenues US$2.44 billion

Net revenues for the six months ended June 30, 2013 were US$2.44 billion, an increase of US$474.6 million, or 24.1%, as compared with US$1.97 billion for the six months ended June 30, 2012.

Net income US$234.8 million

Net income attributable to Melco Crown Entertainment was US$234.8 million for the six months ended June 30, 2013, as compared with net income of US$204.4 million for the six months ended June 30, 2012.

Basic net income per Share US$0.142

Basic net income per Share attributable to Melco Crown Entertainment was US$0.142 for the six months ended June 30, 2013, as compared to basic net income per Share of US$0.124 for the six months ended June 30, 2012.

Adjusted EBITDA US$603.6 million

Adjusted EBITDA for the six months ended June 30, 2013 was US$603.6 million, representing an increase of US$157.2 million, or 35.2%, as compared to US$446.4 million for the six months ended June 30, 2012.

2 INTERIM REPORT 2013 Melco Crown Entertainment Limited

MARKET OVERVIEW AND KEY HIGHLIGHTS

MACAU MARKET

Market-wide gross gaming revenues for first six months of 2013 increased

15.3% from the comparable period in 2012 to a record US$21.4 billion. The mass market table games segment continues to drive market-wide growth rates higher, expanding 30.2% on a year-over-year basis, supported by improved infrastructure, expanded hotel rooms supply and an expanded non-gaming offering. Over the same period, the rolling chip segment delivered a robust 10.5% year-over-year growth in gross gaming revenues. The mass market table games segment now accounts for 28.3% of market-wide gross gaming revenues, compared to 25.1% for the same period in 2012. Melco Crown Entertainment, with its large exposure to the mass market table games segment in the fast growing Cotai region, is well positioned to cater to this increasingly important, and more profitable, segment of the market. This mass market exposure is set to increase meaningfully over the foreseeable future with the development of Studio City and the fifth hotel tower at City of Dreams.

In the first six months of 2013, visitation to Macau increased 4.2% over the same period of 2012, with year-over-year growth rates accelerating during May and June of 2013. Visitors from China continue to outpace visitors from other geographies, increasing 9.8% on a year-over-year basis and now account for 63.0% of all visitors to Macau in the first half of 2013 compared to 59.7% in the same period of 2012. Visitors from Hong Kong and Taiwan account for 23.8% and 3.2% of total visitation in the first six months of 2013, respectively.

Macau continues to benefit from the Macau and Mainland Chinese Governments’ development plans for the region, including improved infrastructure, immigration

City of Dreams is the flagship integrated entertainment resort of Melco Crown Entertainment in Cotai, Macau

Melco Crown Entertainment Limited INTERIM REPORT 2013 3

policies and development of the Hengqin special economic zone. This wide-reaching development plan is expected to strengthen the appeal of Macau as a multi-faceted leisure and tourism destination, offering an increasingly expanded array of entertainment attractions and amenities to drive long term growth and a more diversified tourism experience.

KEY HIGHLIGHTS

Studio City

The development of Studio City remains on-budget and on-track to open in mid-2015. With the foundation and piling work now complete, the construction of the next phase is progressing as planned. Studio City, the Company’s next integrated resort in Cotai, Macau, will further expand the Company’s already substantial exposure to the mass market segments with its unique, cinematically-themed design and numerous interactive attractions which will further diversify Macau’s leisure and tourism offerings.

The Company also successfully raised US$825.0 million under the Studio City Notes offering and signed the facilities agreement with the lead arranging banks in relation to the US$1.4 billion Studio City senior secured facilities, both of which were achieved without a corporate guarantee from the Company. Together with the full contribution of committed shareholder equity, these financings upon full drawdown are expected to deliver a fully funded project at the Studio City level. Our funding approach for Studio City, together with our fixed-price, lump-sum, contracting strategy provides us with greater certainty regarding cost and timing for the project.

City of Dreams

In April 2013, the all new Taboo show came back to City of Dreams bringing a new cabaret experience to Club Cubic. This Franco Dragone inspired show demonstrates our commitment to further diversify the leisure and entertainment options that Macau has to offer and provides City of Dreams with another tool to support its high-end and premium mass market business.

The Company is also moving forward with the development of the fifth hotel tower at City of Dreams and anticipates the commencement of construction by the end of 2013. This iconic hotel tower represents another powerful addition to our wide array of amenities and attractions that City of Dreams already offers to its customers, helping extend its leading position in the increasingly important high-end and premium mass segments.

Philippines Development

The development of the Company’s Philippines Project continues to progress as planned, with the opening date of the integrated resort anticipated to occur at around the middle of 2014. The Philippines Project is expected to be one of the Philippines’ leading integrated tourism resorts and to diversify the Company’s exposure to the rapidly developing Asian gaming and entertainment industry,

4 INTERIM REPORT 2013 Melco Crown Entertainment Limited

Market Overview and Key Highlights

enabling Melco Crown Entertainment to further participate in the growth in the Asian middle class and the increasing consumerism of this important target market.

MCP has recently raised approximately US$339.0 million of net proceeds from a top-up placement which included the offer and sale of common shares of MCP together with an over-allotment option.

MCP’s net contribution towards the project up to the time of opening is estimated to be approximately US$620.0 million, consisting of funds primarily for capital expenditures, working capital for initial opening and other pre-opening expenses. However, this estimate may be revised depending on a range of variables, including the final design and development plans, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions.

In March 2013, we closed the transactions for our cooperative arrangements with the Philippine Parties for the development and operation of the Philippines Project. Upon closing, three of our subsidiaries including MCE Leisure Philippines and the Philippine Parties, namely, SM Investments Corporation, Belle Corporation and PremiumLeisure Amusement, Inc. together became co-licensees (the “Licensees”) under the provisional license (the “Provisional License”) granted by PAGCOR for the establishment and operation of the Philippines Project. The Provisional License, as well as any regular license to be issued to replace it upon satisfaction of certain conditions, will expire on July 11, 2033. Under the Provisional License, MCE Leisure Philippines will operate the casino business of the Philippines Project.

Other Recent Developments

The Company recently successfully raised a US$1 billion high yield bond at an attractive 5% coupon, with the proceeds used to repurchase the 2010 Senior Notes and fund the related redemption costs, with the remainder of the net proceeds to fund the partial repayment of the RMB Bonds. The refinancing will, among other things, result in lower future interest charges and reduced covenants.

The Company’s Philippines Project is set to diversify the tourism and entertainment landscape in the region

Melco Crown Entertainment Limited INTERIM REPORT 2013 5

BUSINESS OVERVIEW

We are a developer, owner and, through our subsidiary Melco Crown Macau, operator of casino gaming and entertainment resort facilities.

We currently have two major casino based operations, namely, City of Dreams and Altira Macau, and non-casino based operations at our Mocha Clubs. The Company is also developing the planned Studio City project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. Our current and future Macau operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate two Forbes — Five Star hotels in Macau: Altira Macau and The Crown Towers hotel. We seek to attract patrons throughout Asia and, in particular, from Greater China.

Our current operating facilities are focused on the Macau gaming market, which we believe will continue to be one of the largest gaming destinations in the world. In the first six months of 2013, Macau generated approximately US$21.4 billion of gaming revenues, according to the DICJ, representing a 15.3% increase from the comparable period of 2012. In addition, Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

In the Philippines, our majority-owned subsidiary MCP has been cooperating with SM Group’s Belle Corporation to develop and operate a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila.

Our Company’s ADSs were listed on the NASDAQ Global Market in December 2006 and were upgraded to be traded on the NASDAQ Global Select Market in January 2009. Our Company also successfully completed a dual primary listing on the Hong Kong Stock Exchange in December 2011.

City of Dreams

City of Dreams is an integrated casino resort in Cotai, Macau which opened in June 2009. City of Dreams targets the premium mass gaming market and rolling chip players from regional markets across Asia. As of June 30, 2013, City of Dreams featured a casino area of approximately 448,000 square feet with approximately 450 gaming tables and approximately 1,560 gaming machines.

The Crown Towers hotel, a Forbes Five-Star Hotel, and the Hard Rock Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. City of Dreams includes over 20 restaurants and bars, approximately 70 retail outlets, an audio visual multimedia experience, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons, and banquet and meeting facilities. The Club Cubic nightclub, with approximately 26,210 square feet of live entertainment space, opened at City of Dreams in April 2011.

6 INTERIM REPORT 2013 Melco Crown Entertainment Limited

Business Overview

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, opened in September 2010 and features the internationally acclaimed and award winning “The House of Dancing Water” show.

The Company is moving forward with the development of the fifth hotel tower at the City of Dreams. Construction of this iconic tower is expected to commence by the end of 2013, helping us extend our leading position in the high-end and premium mass segments.

Altira Macau

Altira Macau opened in May 2007 and is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

As of June 30, 2013, Altira Macau featured a casino area of approximately 173,000 square feet with a total of approximately 170 gaming tables. Altira Macau’s multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira Hotel, located within the 38-story Altira Macau, to be one of the leading hotels in Macau as evidenced by its continuous Forbes Five-star recognition. The top floor of the hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The hotel comprises approximately 200 guest rooms, including suites and villas. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant Aurora, several Chinese and international restaurants, dining

2013

Forbes

TRAVEL GUIDE

Altira Macau has been honored the Forbes Five-Star Awards in both Lodging and Spa categories for four consecutive years in 2010–2013

Melco Crown Entertainment Limited INTERIM REPORT 2013 7

areas focused around the gaming areas and several bars. Altira Hotel also offers non-gaming entertainment venues, including a spa, gymnasium, outdoor garden podium and a sky terrace lounge.

Altira Macau continues to offer the most luxurious hotel experience to every customer with its internationally acclaimed accommodation and guest services. It has been awarded the “Forbes Five Star” rating in both Lodging and Spa categories by the Forbes Travel Guide (formerly known as Mobil Travel Guide) for the fourth year running in 2013.

During the year ended December 31, 2012, Altira Developments, our subsidiary through which we hold the land and building for Altira Macau, applied for an amendment to the land concession contract, including the increase of the total gross floor area, to reflect the construction plans approved by the Macau Government and to enable final registration of the land concession. In January 2013, Altira Developments accepted the initial terms for the revision of the land lease agreement which require an additional land premium of approximately US$2.4 million payable to the Macau Government upon acceptance of the final amendment proposal issued by the Macau Government, and revise the government land use fees to approximately US$0.2 million per annum. On June 26, 2013, the Macau Government communicated to Altira Developments the final amendment proposal for the revision of the Altira land concession contract. On July 15, 2013, Altira Developments paid the additional land premium set forth in the final amendment proposal, and on July 16, 2013, it accepted the terms of such proposal. Following the publication in the Macau official gazette of such revision, the land grant amendment process will be complete.

Mocha Clubs

Mocha Clubs first opened in September 2003 and has grown to ten Mocha Clubs, with gaming space ranging from approximately 3,000 square feet to 21,500 square feet. As of June 30, 2013, Mocha Clubs had 1,976 gaming machines in

With enchanting views of Cotai and superlative personalized services, the Chinese culinary masterpiece, Jade Dragon, sets the benchmark for fine dining in Macau

8 INTERIM REPORT 2013 Melco Crown Entertainment Limited

Business Overview

operation, which represented 13.0% of the total machine installation in the market, according to DICJ. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting. Except for Mocha Altira located at Altira Macau, we operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

Our Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau and are located in areas with strong pedestrian traffic, typically within three-star hotels. We may open additional Mocha Clubs at locations that satisfy the criteria set forth in the applicable regulatory requirements.

In addition to slot machines, each Mocha Club site offers electronic tables without dealers. The gaming facilities at our Mocha Clubs include what we believe is the latest technology for gaming machines and offer both single-player machines with a variety of games, including progressive jackpots, and multi-player games where players on linked machines play against the house in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.

In 2012, the Macau Government enacted an Administrative Regulation which came into effect on November 27, 2012, pursuant to which slot machine lounges, such as our Mocha Clubs, may only be installed: (i) in hotels classified with at least five stars; (ii) properties entirely allocated to non-residential purposes and located within less than 500 meters of an authorized hotel-casino; or (iii) in commercial and leisure complexes, of relevant touristic interest, not inserted in a densely populated area. Under this regulation, the Macau Government should take the necessary measures to enable existing slot lounges to comply with the applicable requirements until November 27, 2013. We have been requested by the Macau Government to close three of our Mocha Clubs, namely, Mocha Lan Kwai Fong, Mocha Marina Plaza and Mocha Hotel Taipa Best Western, by November 26, 2013 in compliance with this regulation. We intend to comply with such request and instruction and at the same time we are currently in the course of identifying

MICHELIN STARRED RESTAURANT

The Michelin-starred restaurant The Tasting Room delivers perfect flavor combinations of contemporary French cuisines with the most seasonal ingredients from around the world

Melco Crown Entertainment Limited INTERIM REPORT 2013 9

suitable locations for the relevant Mocha Clubs to be relocated, in compliance with the regulation. In this regard, we have recently obtained approval from the Macau Government to relocate Mocha Marina Plaza’s operation to the Kuong Fat building

(“Mocha Kuong Fat”), in Macau. We have recently signed an agreement with the owner to use the premises where Mocha Kuong Fat will be located and expect to open such operation in the near future, after obtaining DICJ’s approval.

Studio City

We are currently developing Studio City, a large-scale cinematically-themed integrated entertainment, retail and gaming resort which is expected to open around mid-2015. Studio City upon completion will include significant gaming capacity, five-star hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Studio City is designed to capture the increasingly important mass market segment, with its destination theming, unique and innovative interactive attractions, and strong Asian focus.

The Studio City’s site is on a plot of land of 130,789 square meters (approximately

1.4 million square feet) in Cotai, Macau and is located directly adjacent to the Lotus Bridge immigration checkpoint and one of the proposed light rail stations. We believe that the location of Studio City, in addition to its vast array of entertainment and leisure offerings, is a key competitive advantage.

Studio City has an approved gross construction area of 707,078 square meters (approximately 7.6 million square feet). We currently estimate on a preliminary basis that the design and construction cost for the first phase of Studio City will be approximately US$2.04 billion. Our plans for the expansionary phase at Studio City is under review.

The Company successfully raised US$825.0 million under our Studio City Notes offering in November 2012 and signed the facilities agreement in January 2013 with the lead arranging banks in relation to US$1.4 billion Studio City senior secured facilities, both of which were achieved without a corporate guarantee from the Company. Together with full contribution of committed shareholder equity, these financings, upon full drawdown, are expected to deliver a fully funded project at the Studio City level. This funding approach, together with a fixed price, lump-sum, contracting strategy provides Melco Crown Entertainment with greater certainty regarding cost and timetable.

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Business Overview

Philippines Project

We, together with the Philippine Parties, are currently developing the Philippines Project. The Philippines Project is expected to be one of the Philippines’ leading integrated tourism resorts with a planned opening date in mid-2014. It is located on an approximately 6.2-hectare site in Entertainment City, Manila, close to Metro Manila’s international airport and central business districts.

The Philippines Project is expected to open in mid-2014. Upon completion and subject to final property design, the Philippines Project is expected to have approximately 20,100 square metres (approximately 216,000 square feet) of aggregate gaming space and total gross floor area of approximately 300,100 square metres (approximately 3.2 million square feet). The resort is expected to have approximately 1,450 slot machines and over 240 gaming tables, six hotel towers with approximately 950 rooms in aggregate, including VIP and five-star luxury rooms and high-end boutique hotel rooms, five specialty restaurants along with a number of bars and a multi-level car park. The Philippines Project is also expected to feature three separate entertainment venues, including a family entertainment center, a live performance central lounge within the casino and a night club encapsulated within the Fortune Egg, an attractive domelike structure, which will be accented with creative external lighting and is expected to become a centerpiece attraction of the Philippines Project. Construction of the Philippines Project is currently underway. As of June 30, 2013, the construction on the main building structures of the Philippines Project is substantially complete, while the construction of the connected structures and the fit-out construction of the Philippines Project are ongoing.

Melco Crown Entertainment Limited INTERIM REPORT 2013 11

MANAGEMENT DISCUSSION AND ANALYSIS

City of Dreams is dedicated to bringing unique world-class entertainment to the region, including The House of Dancing Water and TABOO

SUMMARY OF FINANCIAL RESULTS

For the six months ended June 30, 2013, our total net revenues were US$2.44 billion, an increase of 24.1% from US$1.97 billion of net revenues for the six months ended June 30, 2012. Net income attributable to Melco Crown Entertainment for the six months ended June 30, 2013 was US$234.8 million, as compared to net income of US$204.4 million for the six months ended June 30, 2012. Our improvement in profitability was attributable to a substantially improved group-wide mass table games and rolling chip revenue.

12 INTERIM REPORT 2013 Melco Crown Entertainment Limited

Management Discussion and Analysis

Six Months Ended June 30,

2013 2012

(in thousands of US$)

Net revenues $2,439,952 $1,965,370

Total operating costs and expenses (2,063,228) (1,719,593)

Operating income 376,724 245,777

Net income attributable to

Melco Crown Entertainment $234,821 $204,353

Our results of operations for the periods presented are not fully comparable for the following reasons:

On November 26, 2012, Studio City Finance issued the Studio City Notes.

On December 19, 2012, we completed the acquisition of a major interest in the issued share capital of MCP.

On February 7, 2013, MCE Finance issued the 2013 Senior Notes.

On March 11, 2013, we have completed the early redemption of the RMB Bonds in full in aggregate principal amount together with accrued interest.

On March 13, 2013, the cooperation agreement and the lease agreement between MCE Holdings Group and the Philippines Parties became effective.

On March 28, 2013, we have completed the early redemption of 2010 Senior Notes.

FACTORS AFFECTING OUR CURRENT AND FUTURE RESULTS

Our results of operations are and will be affected most significantly by:

The growth of the gaming and leisure market in Macau, which is facilitated by a number of key drivers and initiatives including, among others, favorable population demographics and economic growth in major Asian tourism markets, substantial private capital investment in Macau, particularly in developing diversified destination resort properties, and the commitment and support of PRC central and Macau local governments to improve and develop infrastructure both within, and connecting to, Macau;

The current economic and operating environment, including the impact of global and local economic conditions, changes in capital market conditions as well as the impact of visa and other regulatory policies of PRC central and Macau local governments;

Melco Crown Entertainment Limited INTERIM REPORT 2013 13

The competitive landscape in Macau, which is expected to evolve as more gaming and non-gaming facilities are developed in Macau, including the expected new supply of integrated resorts in the Cotai region of Macau, as well as the impact of recent or future expansion of gaming markets throughout Asia;

The different mix of table and machine games at our casinos, such as the mix between rolling chip and mass market table game segments, and customer playing habits as well as changes in the mix of rolling chip business sourced through gaming promoters or via our direct VIP relationships;

Our relationships with gaming promoters, which contribute a significant portion of our casino revenues, expose us to credit risk (given the majority of these gaming promoters are provided with credit as part of the ordinary course of business) and to any change in the gaming promoter commission environment in Macau. For the six months ended June 30, 2013 and 2012, approximately 51.3% and 53.8% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively. For the six months ended June 30, 2013, our top five customers and the largest customer were gaming promoters and accounted for approximately 21.2% and 6.0% of our casino revenues, respectively. We believe we have good relationships with our gaming promoters and our commission levels broadly have remained stable throughout our operating history. Commissions paid to our rolling chip gaming promoters (net of amounts indirectly rebated to customers) amounted to US$195.9 million, and US$148.0 million for the six months ended June 30, 2013 and 2012, respectively;

Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. As of June 30, 2013 and December 31,

Housed in the awe-inspiring Dancing Water Theater at City of Dreams, The House of Dancing water is the world’s largest water-based extravaganza tailor-made for Macau

14 INTERIM REPORT 2013 Melco Crown Entertainment Limited

Management Discussion and Analysis

2012, approximately 68% and 67%, respectively, of our total debt was based on fixed rates. Based on June 30, 2013, an assumed 100 basis point change in the Hong Kong Interbank Offered Rate (“HIBOR”) and London Interbank Offered Rate would cause our annual interest cost to change by approximately US$8.4 million; and

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas. In addition, a significant portion of our indebtedness, as a result of the 2013 Senior Notes and Studio City Notes, and certain expenses, have been and are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. We also have a certain portion of our assets and liabilities denominated in Philippine Peso, as a result of our acquisition of a major interest in the issued share capital of MCP in late 2012 and MCP’s share placement transactions in 2013.

Any significant fluctuations in the exchange rates between H.K. dollars, Patacas or Philippine Peso to U.S. dollars may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as at June 30, 2013, in addition to H.K. dollars and Patacas, we hold a nominal amount of other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the six months ended June 30, 2013 and 2012. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

See note 8 to the unaudited condensed consolidated financial statements included elsewhere in this interim report for further details related to our indebtedness and foreign currency exposure as of June 30, 2013.

Major currencies in which our cash and cash equivalents and restricted cash held as at June 30, 2013 are U.S. dollars, H.K. dollars, New Taiwan dollars, Philippine Peso and Patacas. Based on the balances of cash and cash equivalents and restricted cash balances as of June 30, 2013, an assumed 1% change in the exchange rates between currencies other than U.S. dollars

Melco Crown Entertainment Limited INTERIM REPORT 2013 15

against the U.S. dollars would cause a maximum foreign transaction gain or loss of approximately US$20.5 million for the six months ended June 30, 2013.

Based on the balances of long-term debts denominated in currencies other than U.S. dollars as of June 30, 2013, an assumed 1% change in the exchange rates between H.K. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$8.0 million.

Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties and develop and open new properties.

KEY PERFORMANCE INDICATORS (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

Rolling chip win rate: rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume.

Mass market table games drop: the amount of table games drop in the mass market table games segment.

Mass market table games hold percentage: mass market table games win as a percentage of mass market table games drop.

Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues.

Gaming machine handle (volume): the total amount wagered in gaming machines.

Gaming machine win rate: gaming machine win expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box of rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

16 INTERIM REPORT 2013 Melco Crown Entertainment Limited

Management Discussion and Analysis

3rd Anniversary Celebration

The House of Dancing Water, the one-and-only spectacular extravaganza in Macau, is approaching its third anniversary. The show has attracted over two million spectators to date

Our combined expected rolling chip win rate (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%.

We use the following KPIs to evaluate our hotel operations:

Average daily rate: calculated by dividing total room revenues (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day.

Occupancy rate: the average percentage of available hotel rooms occupied during a period.

Revenue per available room, or REVPAR: calculated by dividing total room revenues (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms, for which rates are set at a discount from standard walk-in rates, are included in the calculation of these measures. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

SIX MONTHS ENDED JUNE 30, 2013 COMPARED TO SIX MONTHS ENDED JUNE 30, 2012 Revenues

Our total net revenues for the six months ended June 30, 2013 were US$2.44 billion, an increase of US$474.6 million, or 24.1%, from US$1.97 billion for the six months ended June 30, 2012. The increase in total net revenues was driven by substantially improved group-wide mass table games and rolling chip revenue.

Our total net revenues for the six months ended June 30, 2013 comprised of US$2.37 billion of casino revenues, representing 97.3% of our total net revenues,

Melco Crown Entertainment Limited INTERIM REPORT 2013 17

and US$66.2 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the six months ended June 30, 2012 comprised of US$1.90 billion of casino revenues, representing 96.5% of our total net revenues, and US$68.5 million of net non-casino revenues.

Casino. Casino revenues for the six months ended June 30, 2013 were US$2.37 billion, representing a US$476.9 million, or 25.1%, increase from casino revenues of US$1.90 billion for the six months ended June 30, 2012, primarily due to an increase in casino revenues at City of Dreams and Altira Macau of US$404.9 million, or 30.2% and US$74.0 million, or 16.0%, respectively. This increase was primarily a result of increased rolling chip volume and mass market table game drop at both City of Dreams and Altira Macau, as well as an improved blended mass market table games hold percentage. Our mass market table games revenues continue to improve reflecting the success of a range of gaming floor efficiency initiatives, improved casino visitation and casino marketing initiatives, together with a strong overall market growth environment in the segment.

Altira Macau. Altira Macau’s rolling chip volume for the six months ended June 30, 2013 was US$23.6 billion, representing an increase of US$2.5 billion, or 12.0%, from US$21.1 billion for the six months ended June 30, 2012. The rolling chip win rate (calculated before discounts and commissions) was 2.98% for the six months ended June 30, 2013, within our expected level of 2.7% to 3.0%, and increased slightly from 2.91% for the six months ended June 30, 2012. In the mass market table games segment, mass market table games drop was US$336.9 million for the six months ended June 30, 2013, representing an increase of 16.4% from US$289.5 million for the six months ended June 30, 2012. The mass market table games hold percentage was 15.3% for the six months ended June 30, 2013, representing a decrease from 17.4% for the six months ended June 30, 2012.

City of Dreams. City of Dreams’ rolling chip volume for the six months ended June 30, 2013 of US$48.6 billion represented an increase of US$10.3 million, or 26.8%, from US$38.3 billion for the six months ended June 30, 2012. The rolling chip win rate (calculated before discounts and commissions) was 2.89% for the six months ended June 30, 2013, in line with our expected range of 2.7% to 3.0%, and reflected a slight decline from 3.00% for the six months ended June 30, 2012. In the mass market table games segment, mass market table games drop was US$2,148.2 million for the six months ended June 30, 2013, which represented an increase of US$460.4 million, or 27.3%, from US$1,687.8 million for the six months ended June 30, 2012. The mass market table games hold percentage was 32.7% in the six months ended June 30, 2013, demonstrating a large increase from 28.9% for the six months ended June 30, 2012. Average net win per gaming machine per day was US$335 for the six months ended June 30, 2013, an increase of US$15, or 4.7%, from US$320 for the six months ended June 30, 2012.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the six months ended June 30, 2013 was US$210, an increase of approximately US$23, or 12.3%, from US$187 for the six months ended June 30, 2012.

18 INTERIM REPORT 2013 Melco Crown Entertainment Limited

Management Discussion and Analysis

Rooms. Room revenues for the six months ended June 30, 2013 were US$62.3 million, representing a US$4.9 million, or 8.5%, increase from room revenues of US$57.5 million for the six months ended June 30, 2012. This increase was primarily due to improved occupancy and the positive impact from the increase in average daily rate. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$231, 99% and US$227, respectively, for the six months ended June 30, 2013, as compared to US$221, 97% and US$214, respectively, for the six months ended June 30, 2012. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$190, 96% and US$182, respectively for the six months ended June 30, 2013, as compared to US$185, 90% and US$167, respectively, for the six months ended June 30, 2012.

Food, beverage and others. Other non-casino revenues for the six months ended June 30, 2013 included food and beverage revenues of US$37.9 million and entertainment, retail and other revenues of approximately US$45.9 million. Other non-casino revenues for the six months ended June 30, 2012 included food and beverage revenues of US$32.7 million and entertainment, retail and other revenues of approximately US$43.0 million. The increase of US$8.1 million in food, beverage and other revenues from the six months ended June 30, 2012 to the six months ended June 30, 2013 was primarily due to higher business volumes associated with an increase in visitation during the period as well as the improved yield of rental income at City of Dreams.

Operating costs and expenses

Total operating costs and expenses were US$2.06 billion for the six months ended June 30, 2013, representing an increase of US$343.6 million, or 20.0%, from US$1.72 billion for the six months ended June 30, 2012. The increase in operating costs was primarily due to an increase in operating costs at City of Dreams and Altira Macau which were in-line with the increased gaming volume and associated increase in revenues as well as the increase in associated costs in connection with MCP after our acquisition of the majority interest in MCP, including fees and costs associated with the corporate reorganization of MCP.

Viva Fiesta, a ground-breaking water extravaganza featuring the China National Diving Team, National Synchronized Swimming Team and acclaimed singers

Melco Crown Entertainment Limited INTERIM REPORT 2013 19

Casino. Casino expenses increased by US$311.0 million, or 22.8%, to US$1.67 billion for the six months ended June 30, 2013 from US$1.36 billion for the six months ended June 30, 2012 primarily due to additional gaming tax and other levies and commission expenses of US$267.3 million as well as other operating costs, such as payroll and promotional expenses of US$43.7 million, which increased as a result of increased gaming volume and associated increase in revenues.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, decreased by 20.8% to US$6.0 million for the six months ended June 30, 2013 from US$7.6 million for the six months ended June 30, 2012, primarily due to a higher level of complimentary hotel rooms offered to gaming customers for which the associated costs are included as casino expenses.

Food, beverage and others. Food, beverage and others expenses remained stable at US$44.9 million and US$45.1 million for the six months ended June 30, 2013 and 2012, respectively.

General and administrative. General and administrative expenses increased by US$9.2 million, or 8.5%, to US$117.8 million for the six months ended June 30, 2013 from US$108.6 million for the six months ended June 30, 2012, primarily due to an increase in payroll expenses, marketing and advertising expenses as well as repair and maintenance costs to support continuing and expanding operations.

Pre-opening costs. Pre-opening costs were US$6.6 million for the six months ended June 30, 2013 as compared to US$3.3 million for the six months ended June 30, 2012. Such costs relate primarily to personnel training, marketing, advertising and administrative costs in connection with new or start-up operations. Pre-opening costs for the six months ended June 30, 2013 primarily related to the administrative costs in connection with the Philippines Project and the Studio City project. The pre-opening costs for the six months ended June 30, 2012 related

City of Dreams exclusively presented the international illusion master Franz Harary’s inaugural performance in Macau

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Melco Crown Entertainment Limited

Management Discussion and Analysis

to the administrative costs in connection with the Studio City, the opening of The Tasting Room and Signature Club Lounge at City of Dreams, and the introduction of Taboo at Club Cubic.

Development costs. Development costs were US$20.0 million for the six months ended June 30, 2013, which predominantly related to fees and costs associated with the corporate reorganization of MCP by the Company as well as corporate business development. Development costs for the six months ended June 30, 2012 of US$0.6 million were primarily professional and consultancy fee for the corporate business development.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at US$28.6 million for each of the six months ended June 30, 2013 and 2012.

Amortization of land use rights. The increase in amortization of land use rights expenses to US$32.0 million for the six months ended June 30, 2013 from US$28.3 million for the six months ended June 30, 2012 was primarily due to the additional amortization of land use rights expenses associated with amended Studio City land concession contract in July 2012.

Depreciation and amortization. Depreciation and amortization expense decreased by US$1.4 million, or 1.1%, to US$130.7 million for the six months ended June 30, 2013 from US$132.1 million for the six months ended June 30, 2012 primarily due to fully depreciated assets at City of Dreams and Altira Macau during the six months ended June 30, 2013, offset in part by depreciation of assets progressively added to City of Dreams since fourth quarter of 2012 as well as depreciation of an aircraft acquired in July 2012.

Property charges and others. Property charges and others generally include costs related to the remodeling and branding which might include the retirement, disposal or write-off of assets. Property charges and others for the six months ended June 30, 2013 were US$3.7 million, which primarily included a write-off of US$3.0 million for the final payment in relation to a service contract at City of Dreams. Property charges and others for the six months ended June 30, 2012 were US$3.6 million, which mainly related to costs incurred for implementing our streamlined management structure in February 2012.

Non-operating expenses

Non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange (loss) gain, net, change in fair value of interest rate swap agreements, loss on extinguishment of debt and costs associated with debt modification, as well as other non-operating income, net.

Interest income was US$2.1 million for the six months ended June 30, 2013, as compared to US$5.3 million for the six months ended June 30, 2012. The decrease is primarily driven by a lower interest income from RMB Bonds proceeds deposit upon the early redemption of RMB Bonds in March 2013.

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Interest expenses were US$82.5 million, net of capitalized interest of US$11.0 million for the six months ended June 30, 2013, compared to US$51.4 million, net of capitalized interest of US$4.5 million for the six months ended June 30, 2012. The increase in net interest expenses (net of interest capitalization) of US$31.1 million was primarily due to: (i) US$36.0 million and US$19.9 million higher interest expenses upon our issuance of Studio City Notes in November 2012 and 2013 Senior Notes in February 2013, respectively; (ii) US$14.0 million interest on capital lease obligation relating to MCP’s building lease payments incurred during the six months ended June 30, 2013; partially offset by (iii) a lower interest charges of US$24.6 million upon our redemption of our 2010 Senior Notes in March 2013 and US$7.5 million upon our repayment and redemption on the Deposit-Linked Loan and RMB Bonds as well as (iv) higher interest capitalization of US$6.5 million primarily associated with the Studio City construction and development project.

Other finance costs for the six months ended June 30, 2013 of US$20.8 million, included US$9.2 million of amortization of deferred financing costs and loan commitment fees of US$11.6 million. Other finance costs for the six months ended June 30, 2012 of US$7.0 million, included US$6.3 million of amortization of deferred financing costs and loan commitment fees of US$0.7 million. The increase in amortization of deferred financing costs compared to the six months ended June 30, 2012 was primarily due to the recognition of amortized deferred financing costs incurred for the Studio City Notes issued in November 2012 and the 2013 Senior Notes issued in February 2013, which were offset in part by the cessation of amortization of deferred financing costs relating to the RMB Bonds and 2010 Senior Notes upon our redemption. The increase in loan commitment fees compared to the six months ended June 30, 2012 was primarily associated with the Studio City Project Facility, which became effective from January 28, 2013.

Loss on extinguishment of debt for the six months ended June 30, 2013 was US$50.9 million, which mainly represented a portion of the 2010 Senior Notes redemption fees and unamortized deferred financing costs that are not eligible for capitalization. See note 8 to the unaudited condensed consolidated financial statements included elsewhere in this interim report for more information.

Costs associated with debt modification for the six months ended June 30, 2013 were US$10.5 million, which mainly represented a portion of underwriting fee, legal and professional fees incurred for refinancing 2010 Senior Notes with 2013 Senior Notes that are not eligible for capitalization. See note 8 to the unaudited condensed consolidated financial statements included elsewhere in this interim report for more information.

There was no loss on extinguishment of debt or costs associated with debt modification for the six months ended June 30, 2012.

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Melco Crown Entertainment Limited

Management Discussion and Analysis

The enthralling hit show TABOO is back on stage at City of Dreams

Income tax credit

The effective tax rate for the six months ended June 30, 2013 was a negative rate of 0.7%, as compared to a negative rate of 0.5% for the six months ended June 30, 2012.

Such rates for the six months ended June 30, 2013 and 2012 differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance and expense for which no income tax benefit is receivable for the six months ended June 30, 2013 and 2012 and the effect of a tax holiday of US$58.4 million and US$41.6 million on the net income of our Macau gaming operations during the six months ended June 30, 2013 and 2012, respectively, due to our income tax exemption in Macau, which is set to expire in 2016. Our management does not expect to realize a significant income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests of US$28.9 million for the six months ended June 30, 2013, compared to US$7.4 million for the six months ended June 30, 2012, was primarily due to the share of the Studio City expenses of US$25.1 million and MCP expenses of US$3.8 million, respectively, by the respective minority shareholders for the six months ended June 30, 2013. The year-over-year increase was primarily attributable to the noncontrolling interests’ share of Studio City financing costs and the Philippines Project’s pre-operating expenses during the six months ended June 30, 2013.

Net income attributable to Melco Crown Entertainment

As a result of the foregoing, we had net income of US$234.8 million for the six months ended June 30, 2013, compared to net income of US$204.4 million for the six months ended June 30, 2012.

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ADJUSTED PROPERTY EBITDA AND ADJUSTED EBITDA

Our Adjusted property EBITDA were US$645.7 million and US$481.8 million for the six months ended June 30, 2013 and 2012, respectively. Adjusted property EBITDA of Altira Macau, City of Dreams and Mocha Clubs were US$81.5 million, US$547.1 million and US$18.3 million, respectively, for the six months ended June 30, 2013 and US$81.1 million, US$382.3 million and US$18.6 million, respectively, for the six months ended June 30, 2012. Our Adjusted EBITDA were US$603.6 million and US$446.4 million for the six months ended June 30, 2013 and 2012, respectively. Our management uses Adjusted property EBITDA to measure the operating performance of our Altira Macau, City of Dreams and Mocha Clubs businesses, and to compare the operating performance of our properties with those of our competitors. Adjusted EBITDA and Adjusted property EBITDA are also presented as supplemental disclosures because management believes they are widely used to measure performance and as a basis for valuation of gaming companies. Our management also uses Adjusted property EBITDA and Adjusted EBITDA because they are used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported similar measures as a supplement to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or IFRS.

However, Adjusted property EBITDA or Adjusted EBITDA should not be considered in isolation, construed as an alternative to profit or operating profit, treated as an indicator of our U.S. GAAP operating performance, other operating operations or cash flow data, or interpreted as an alternative to cash flow as a measure of liquidity. Adjusted property EBITDA and Adjusted EBITDA presented in this interim report may not be comparable to other similarly titled measures of other companies’ operating in the gaming or other business sectors. While our management believes these figures may provide useful additional information to investors when considered in conjunction with our U.S. GAAP financial statements and other information in this interim report, less reliance should be placed on Adjusted property EBITDA or Adjusted EBITDA as a measure in assessing our overall financial performance.

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Melco Crown Entertainment Limited

Management Discussion and Analysis

RECONCILIATION OF ADJUSTED EBITDA AND ADJUSTED PROPERTY EBITDA TO NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT

Six Months Ended June 30, 2013 2012

(in thousands of US$)

Adjusted property EBITDA $645,665 $481,790

Corporate and Others Expenses (42,109) (35,432)

Adjusted EBITDA 603,556 446,358

Pre-opening Costs (6,646) (3,300)

Development Costs (19,985) (568)

Depreciation and Amortization (191,364) (189,065)

Share-based Compensation (5,140) (4,032)

Property Charges and Others (3,697) (3,616)

Interest and Other Non-Operating Expenses, Net (172,206) (49,908)

Income Tax Credit 1,356 1,042

Net Income 205,874 196,911

Net Loss Attributable to Noncontrolling Interests 28,947 7,442

Net Income Attributable to Melco Crown Entertainment $234,821 $204,353

Teamed up with Franco Dragone, City of Dreams elevates the cabaret experience to the next level with the all new TABOO

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LIQUIDITY AND CAPITAL RESOURCES

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of June 30, 2013, we held unrestricted and restricted cash and cash equivalents of approximately US$1,959.1 million and US$1,075.0 million, respectively, and HK$3.12 billion (approximately US$401.1 million) of the 2011 Credit Facilities remained available for future drawdown.

In addition, under our Studio City Project Facility, we have HK$10,855,880,000 (equivalent to approximately US$1.4 billion), comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility. The entire Studio City Project Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent.

The restricted cash related to our Taiwan branch office’s deposit account, MCP’s restricted cash and Studio City’s cash and cash equivalents.

Since January 2013, our Taiwan branch office’s deposit account has been presented as restricted cash because the funds in the account have been frozen pursuant to an investigation by Taiwanese authorities. We are taking action to request the Taiwanese authorities to unfreeze the account. See note 2(b) to the unaudited condensed consolidated financial statements included in this interim report for further details.

MCP’s restricted cash represented cash in escrow account as required in the Provisional License issued by PAGCOR for the development of the Philippines Project. Under the Provisional License granted by PAGCOR, it is a requirement that the Licensees set-up an escrow account with an amount of US$100 million with a universal bank mutually agreed by PAGCOR and the Licensees. All funds for the development of the casino project shall pass through the escrow account and all drawdowns of funds from the said escrow account must be applied to the Philippines Project. The escrow account should have a maintaining balance of US$50.0 million equivalent until the Philippines Project’s completion. On March 21, 2013, MCE Leisure Philippines, as one of the Licensees, established a new escrow account replacing the existing escrow account and deposited US$50.0 million equivalent to the new escrow account. The escrow account will be closed at completion of the Philippines Project.

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Melco Crown Entertainment Limited

Management Discussion and Analysis

The Studio City cash and cash equivalents comprised of net proceeds from offering of Studio City Notes and the unspent cash from the capital injection for the Studio City project from the Company and SCI minority shareholder in accordance with our shareholder agreement, both of which were restricted only for payment of construction and development costs and other project costs of the Studio City project in accordance with Studio City Notes and Studio City Project Facility terms.

We have been able to meet our working capital needs, and we believe that our operating cash flow, existing cash balances, funds available under the 2011 Credit Facilities and Studio City Project Facility and additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Other Financing and Liquidity Matters” below. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. We have significant indebtedness and will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities.

CASH FLOWS

The following table sets forth a summary of our cash flows for the periods indicated:

Six Months Ended June 30, 2013 2012

(in thousands of US$)

Net cash provided by operating activities $519,709 $394,770

Net cash provided by (used in) investing activities 61,596 (186,308)

Net cash (used in) provided by financing activities (327,159) 105,453

Effect of foreign exchange on cash and cash equivalents (4,295) 787

Net increase in cash and cash equivalents 249,851 314,702

Cash and cash equivalents at beginning of period 1,709,209 1,158,024

Cash and cash equivalents at end of period $1,959,060 $1,472,726

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

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Net cash provided by operating activities was US$519.7 million for the six months ended June 30, 2013, compared to US$394.8 million for the six months ended June 30, 2012. The increase in net cash provided by operating activities was mainly attributable to strong growth in underlying operating performance as described in the foregoing section.

Investing Activities

Net cash provided by investing activities was US$61.6 million for the six months ended June 30, 2013, compared to net cash used in investing activities of US$186.3 million for the six months ended June 30, 2012, primarily due to a decrease in restricted cash of US$334.1 million, which were offset in part by the capital expenditure payment of US$167.2 million, advance payments for constructions costs of US$38.6 million, the land use rights payments of US$30.4 million as well as the payment for contract acquisition costs and security deposit of US$32.0 million.

The net decrease of US$334.1 million in the amount of restricted cash for the six months ended June 30, 2013 was primarily due to (i) the release of deposit of proceeds from issuance of the RMB Bonds of US$368.2 million pledged for the Deposit-Linked Loan upon our early redemption in March 2013; (ii) decrease in Studio City restricted cash of US$118.7 million primarily due to withdrawal and payment of Studio City project costs of US$222.7 million and payment of Studio City Notes interest of US$36.0 million, partially offset in part by the capital injection for the Studio City project from the Company and our SCI minority shareholder of US$140.0 million in April 2013; (iii) the US$50.0 million deposited to an escrow account as required by PAGCOR in March 2013 as aforesaid mentioned and (iv) the restricted Taiwan branch office’s deposit account of US$102.8 million.

Our total capital expenditures payments for the six months ended June 30, 2013 were US$167.2 million in comparison to US$79.9 million paid in the six months ended June 30, 2012. Capital expenditures were mainly associated with enhancements to our integrated resort offerings and for the development of Studio City for both periods; while capital expenditure for the development of the Philippines Project have also been incurred for the period ended June 30, 2013. We also paid US$22.1 million and US$8.3 million for the scheduled installment of Studio City’s and City of Dreams’ land premium payments, respectively, during the six months ended June 30, 2013, compared to US$35.4 million and US$7.9 million for the scheduled installment of Studio City’s and City of Dreams’ land premium payments, respectively, during the six months ended June 30, 2012.

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Management Discussion and Analysis

The following table sets forth our capital expenditures incurred by segment on an accrual basis for the six months ended June 30, 2013 and 2012.

Six Months Ended June 30, 2013 2012

(in thousands of US$)

Macau:

Mocha Clubs $3,315 $3,687

Altira Macau 3,574 2,090

City of Dreams 50,164 52,970

Studio City 111,029 41,326

Subtotal 168,082 100,073

The Philippines:

Philippines Project 306,622 —

Corporate and Others 441 260

Total capital expenditures $475,145 $100,333

Our capital expenditures for the six months ended June 30, 2013 increased significantly primarily due to the continuous development of Studio City and the Philippines Project.

The advance payments for constructions costs of US$38.6 million were incurred primarily for the development of Studio City for the six months ended June 30, 2013. There was no such payment made for the six months ended June 30, 2012.

Our payment for contract acquisition costs and security deposit for the six months ended June 30, 2013 were US$27.7 million and US$4.3 million respectively, both of which were paid to Belle Corporation, one of the Philippine Parties, in relation to the closing arrangement agreement as well as the lease agreement of the Philippines Project. See note 14 to the unaudited condensed consolidated financial statements included elsewhere in this interim report for more information. There was no such payment made for the six months ended June 30, 2012.

Financing Activities

Net cash used in financing activities amounted to US$327.2 million for the six months ended June 30, 2013, primarily due to (i) the proceeds of the issuance of 2013 Senior Notes of US$1.0 billion, (ii) net proceeds from issuance of shares of MCP of US$339.0 million and (iii) the capital injection of US$56.0 million in April 2013 from SCI minority shareholder, in accordance with our shareholder agreement, partially offset by (iv) the early redemption of 2010 Senior Notes of US$600.0 million and the associated redemption costs of US$102.5 million,

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(v) the early redemption of RMB Bonds and Deposit-Linked Loan of US$721.5 million, (vi) the repayment of the drawn revolving credit facility under 2011 Credit facilities of US$212.5 million, (vii) prepaid debt issuance costs of US$52.9 million associated with Studio City Project Facility, (viii) the payment of debt issuance cost associated with 2013 Senior Notes and Studio City Notes of US$17.1 million and US$6.6 million, respectively, and (ix) the purchase of MCE Shares of US$7.0 million under trust arrangement for further vesting of restricted Shares as detailed in note 11 to the unaudited condensed consolidated financial statements included elsewhere in this interim report.

Net cash provided by financing activities amounted to US$105.5 million for the six months ended June 30, 2012, primarily due to the proceeds from the drawdown of US$43.0 million from our Aircraft Term Loan in June 2012 and the capital injection of US$60.0 million in January 2012 from SCI minority shareholder, in accordance with our shareholder agreement.

INDEBTEDNESS

The following table presents a summary of our indebtedness as of June 30, 2013:

As of June 30, 2013

(in thousands of US$)

2013 Senior Notes $1,000,000

Studio City Notes 825,000

2011 Credit Facilities 802,241

Aircraft Term Loan 37,434

$2,664,675

Major changes in our indebtedness during the six months ended June 30, 2013 are summarized below.

In January 2013, we commenced a cash tender offer of the 2010 Senior Notes and repurchased approximately US$599.1 million aggregate principal amount of the 2010 Senior Notes. On March 28, 2013, we redeemed all of the remaining 2010 Senior Notes, following which, the 2010 Senior Notes were cancelled in late March 2013. No 2010 Senior Notes are currently outstanding. A portion of the proceeds from the 2013 Senior Notes offering was used for the cash tender offer and redemption of the 2010 Senior Notes. Prior to such cash tender offer and full redemption, we had completed a consent solicitation process in connection with the 2010 Senior Notes in October 2012 and paid approximately US$15.0 million to the holders who had validly delivered the relevant consent.

On January 28, 2013, we entered into an agreement for the Studio City Project Facility, a senior secured project facility for a total sum of HK$10,855,880,000 (equivalent to approximately US$1.4 billion), comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw

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Management Discussion and Analysis

term loan facility and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility. Borrowings under the Studio City Project Facility bear interest at HIBOR plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the opening date of the Studio City project. After that, interest will accrue at HIBOR plus a margin ranging from 3.75% to 4.50% per annum, depending on the total leverage ratio of Studio City Investments Limited, Studio City Company Limited and its subsidiaries.

On February 7, 2013, we issued US$1.0 billion aggregate principal amount of 2013 Senior Notes with an interest rate of 5.00% per annum and the maturity date of February 15, 2021. 2013 Senior Notes were priced at par and listed on the Official List of the SGX-ST. The net proceeds were partly used to repurchase the 2010 Senior Notes in full.

In March 2013, we repaid in full the Deposit-Linked Loan with accrued interest and redeemed, in full, the RMB Bonds following which, the RMB Bonds were cancelled. No RMB Bonds are currently outstanding. The redemption was partly funded by the proceeds from the offering of 2013 Senior Notes.

In late March 2013, we repaid the drawn revolving credit facility under the 2011 Credit Facilities of HK$1.7 billion (equivalent to approximately US$212.5 million) in full.

Credit facility agreements relating to certain of our indebtedness contain change of control provisions, including in respect of our obligations relating to our control and/or ownership of certain of our subsidiaries and their assets. Under the terms of such credit facility agreements, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Crown Macau, MCE Finance, Studio City Finance, MCE Cotai Investments Limited (“MCE Cotai”) or certain of its subsidiaries held by us and/or Melco and Crown or MCE Cotai (as the case may be) (and, in the

SPLASH poolside party series, the coolest and wildest summer parties that appeal to the young and sophisticated entertainment seekers across Asia

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The VIP gaming rooms offer exclusive world-class gaming facilities with discreet and attentive service case of the decline of the shareholding of Melco Crown Macau under the 2011 Credit Facilities, which is accompanied by a ratings decline) may result in an event of default and/or a requirement to prepay the credit facility in relation to such indebtedness in full. Other applicable change of control events under the credit facility agreements include the Company ceasing to be publicly listed on certain designated stock exchanges or the steps being taken in connection with the liquidation or dissolution of MCE Finance. The terms of the Studio City Notes and 2013 Senior Notes also contain change of control provisions whereby the occurrence of a relevant change of control event (as referred to in the aforementioned paragraph) under the Studio City Notes or 2013 Senior Notes will trigger the requirement for us to offer to repurchase the Studio City Notes or 2013 Senior Notes (as the case may be) at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amounts specified under such Notes to the date of repurchase.

For further details of the above indebtedness, please refer to note 11 to the consolidated financial statements included in our 2012 annual report published on April 18, 2013 and note 8 of our unaudited condensed consolidated financial statements contained herein, which includes information regarding the type of debt facilities used, the maturity profile of debt, the currency and interest rate structure and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances.

OTHER FINANCING AND LIQUIDITY MATTERS

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our Macau properties, in particular, Studio City, the Philippines Project and the next phase of City of Dreams.

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Melco Crown Entertainment Limited

Management Discussion and Analysis

We have relied and intend in the future to rely on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on acceptable terms to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

We currently estimate the construction cost for Studio City will be approximately US$2.0 billion. However, this cost estimate may be revised depending on a number of variables, including receipt of all necessary governmental approvals, the final design and development plan, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions. As of June 30, 2013, we had incurred approximately US$250.7 million (excluding the cost of land) for the development of Studio City since our acquisition of a 60% equity interest in SCI, primarily for site preparation costs and design and consultation fees.

For the purpose of financing the Studio City project, we successfully offered the US$825.0 million Studio City Notes and obtained the HK$10.9 billion Studio City Project Facility, in November 2012 and January 2013, respectively. As of the date of this interim report, MCE and SCI minority shareholder contributed US$640.0 million to the Studio City project in accordance with the shareholder agreement.

In April, 2013, MCP completed a top-up placement on the Philippine Stock Exchange raising approximately US$339.0 million in net proceeds, including the over-allotment option which, together with a shareholder loan commitment made by MCE or other debt financing, are expected to provide the funding necessary to open our unique integrated casino resort in Manila in mid-2014.

MCP’s net contribution towards the project up to the time of opening is estimated to be approximately US$620.0 million, consisting of funds primarily for capital expenditures, working capital for initial opening and other pre-opening expenses. However, this estimate may be revised depending on a range of variables, including the final design and development plans, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions.

The development of the Philippines Project and the next phase of City of Dreams are subject to further financing and a number of other factors, many of which are beyond our control. Our investment plans are preliminary and subject to change based upon the execution of our business plan, the progress of our capital projections, market conditions and outlook on future business.

Melco Crown Entertainment Limited

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33

The Company is also moving forward with the development of the fifth hotel tower at City of Dreams and anticipates the commencement of construction by the end of 2013.

As of June 30, 2013, we had capital commitments contracted for, but not provided, totaling US$1,194.1 million mainly for the construction and acquisition of property and equipment for City of Dreams, Studio City and Philippines Project. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, please refer to note 15 to the unaudited condensed consolidated financial statements included in this interim report.

As of June 30, 2013 and December 31, 2012, our gearing ratios (total debts divided by total assets) were 32.1% and 40.2%, respectively. Our gearing ratio decreased as of June 30, 2013, primarily as a result of decreased indebtedness from the redemption of the 2010 Senior Notes and RMB Bonds and repayment of the drawn revolving credit facility under the 2011 Credit Facilities, offset by issuance of 2013 Senior Notes.

In January 2013, the Taiwanese authorities commenced investigating certain alleged violations of Taiwan banking laws by certain employees of the Taiwan branch office of our subsidiary. In an attempt to prevent the dissipation of any potential personal gains made by these employees from such alleged violations, the Taiwanese authorities have frozen one of our Taiwan branch office’s deposit accounts in Taiwan, which had a balance of approximately New Taiwan dollar 2.98 billion (equivalent to US$102.2 million) at the time the account was frozen and was treated as restricted cash. No funds have been confiscated from the account. We are taking action to request the Taiwanese authorities to unfreeze the account. As of June 30, 2013, there was no material impact to the financial position and results of operation of our Group. Based on the progress of investigation to date which is in preliminary stage, management is currently unable to determine the probability of the outcome of this matter, the extent of materiality, or the range of reasonably possible loss, if any.

Melco Crown Macau has a rating of “BB” by Standard & Poor’s and MCE Finance has a rating of “Ba3” by Moody’s Investors Service. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

34

INTERIM REPORT 2013

Melco Crown Entertainment Limited

Management Discussion and Analysis

HUMAN RESOURCES

We had 11,634 and 11,769 employees as of June 30, 2013 and December 31, 2012, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of June 30, 2013 and December 31, 2012. Staff remuneration packages are determined taking into account of market conditions and the performance of the individuals concerned, and are subject to review from time to time.

June 30, 2013

December 31, 2012

Mocha Clubs 801 6.9% 835 7.1%

Altira Macau 2,341 20.1% 2,338 19.9%

City of Dreams 7,904 67.9% 8,062 68.5%

Corporate and centralized services(1) 588 5.1% 534 4.5%

Total 11,634 100.0% 11,769 100.0%

Note:

(1) Includes project management staff for Studio City and the Philippines Project.

We have implemented a number of human resource initiatives over recent years for the benefit of our employees and their families. These initiatives include unique in-house learning academy, an on-site high school diploma program, scholarship awards, and corporate management trainee programs, as well as fast track promotion training initiatives jointly coordinated with the School of Continuing Study of Macau University of Science & Technology and Macao Technology Committee.

Melco Crown Entertainment Limited

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35

OTHER INFORMATION

CORPORATE GOVERNANCE PRACTICES

Our Company is committed to conducting our business consistent with the highest standards of corporate governance practices and procedures and has adopted our own corporate governance principles and guidelines (the “Company’s Code”) to deliver these commitments. The Company’s Code has been amended to fully address the principles and code provisions as set out in the Corporate Governance Code and Corporate Governance Report (the “Corporate Governance Code”) as stated in Appendix 14 to the Listing Rules. The guidelines contained in the Company’s Code were also developed by the Board taking into consideration the applicable corporate governance standards of NASDAQ. In addition, our Company has also adopted a number of other policies and guidelines, developed internally, to enhance our corporate governance practices and procedures.

Our Company has complied with all provisions in the Corporate Governance Code for the six months ended June 30, 2013, except for the following deviations:

Pursuant to the code provision A.2.1 of the Corporate Governance Code, the roles of chairman and chief executive officer of a listed company should be separate and should not be performed by the same individual. However, in view of the present composition of the Board, the in depth knowledge of Mr. Lawrence Yau Lung Ho of the operations of our Group and of the gaming and entertainment sector in Macau in general, his extensive business network and connections in that sector and the scope of operations of our Group, the Board believes it is in the best interests of our Company for Mr. Lawrence Yau Lung Ho to assume the roles of Co-Chairman and Chief Executive Officer at this time and that such arrangement be subject to review by the Board from time to time.

Pursuant to the code provision A.4.1 of the Corporate Governance Code, non-executive directors should be appointed for specific term, subject to re-election. Our Company has deviated from this provision in that all non-executive Directors are not appointed for specific term. They are, however, subject to retirement and re-election every three years. The reason for the deviation is that our Company does not believe that arbitrary term limits on Directors’ services are appropriate given that the Directors ought to be committed to representing the long term interests of our Shareholders and the retirement and re-election requirements of non-executive Directors have given the Shareholders the right to approve the continuation of non-executive Directors’ offices.

36

INTERIM REPORT 2013

Melco Crown Entertainment Limited

OTHER INFORMATION

The Company has established the following Board committees to support the Company in maintaining a high corporate governance standard:

Audit Committee

Compensation Committee

Nominating and Corporate Governance Committee

Other details of the roles and functions of the above Board committees are available in the charters of the respective Board committees, which can be found on our Company’s website and the Hong Kong Stock Exchange’s website.

BOARD OF DIRECTORS

The Board comprises ten Directors, of whom one is an executive Director, five are non-executive Directors and the remaining four are independent non-executive Directors. Three of our Directors were nominated by Melco and three were nominated by Crown. The following table provides information about our Directors:

Name Position

Lawrence Yau Lung Ho Co-Chairman, Chief Executive Officer and executive Director

James Douglas Packer Co-Chairman and non-executive Director

John Peter Ben Wang Non-executive Director

Clarence Yuk Man Chung Non-executive Director

William Todd Nisbet Non-executive Director

Rowen Bruce Craigie Non-executive Director

James Andrew Charles MacKenzie Independent non-executive Director

Thomas Jefferson Wu Independent non-executive Director

Yiu Wa Alec Tsui Independent non-executive Director

Robert Wason Mactier Independent non-executive Director

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37

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51B(1) of the Listing Rules, the changes in information of our Directors are set out below:

Name Changes in information

Lawrence Yau Lung Ho Mr. Ho has been appointed as the chairman and non-executive director of Summit Ascent Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange, since July 10, 2013. Mr. Ho rejoined as a member of the board of directors of the Campaign Committee of Community Chest with effect from June 25, 2013.

John Peter Ben Wang Mr. Wang resigned as the chairman of Summit Ascent Holdings Limited with effect from July 10, 2013, and he will remain as an executive director and be re-designated as the deputy chairman.

James Andrew Charles MacKenzie Mr. MacKenzie was the non-executive director and chairman of Pacific Brands Ltd from 2008 to 2013 and 2008 to 2012 respectively. On August 22, 2013, Mr. MacKenzie announced he would resign as chairman of Mirvac Group at its annual general meeting on November 14, 2013.

Thomas Jefferson Wu Mr. Wu was appointed as a member of the Business School Advisory Council of The Hong Kong University of Science and Technology on June 1, 2013.

Mr. Wu ceased to be a member of the Securities and Futures Commission Advisory Committee with effect from June 1, 2013.

Save as disclosed above, as at June 30, 2013, there were no other changes to the Directors’ information as required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

38

INTERIM REPORT 2013

Melco Crown Entertainment Limited

OTHER INFORMATION

DIRECTORS' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at June 30, 2013, the interests and short positions of each Director and chief executive of our Company in the Shares, underlying Shares, debentures and convertible loan notes of our Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to our Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the Director is taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be entered in the register maintained by our Company referred to therein; or (c) were required, pursuant to the Model Code to be notified to our Company and the Hong Kong Stock Exchange were as follows:

DIRECTORS' INTERESTS IN OUR COMPANY

(a) Directors' long position in the Shares of our Company

Name of Director	Name of corporation	Nature of interest	Total number of Shares as at June 30, 2013	Approximate percentage of shareholding as at June 30, 2013[7]
Lawrence Yau Lung Ho[1]	Melco Melco Leisure[2]	Interest of controlled corporation	1,118,458,086	67.291%
	–	Personal interest	3,542,369	0.213%
James Douglas Packer[3]	Crown Crown Entertainment Group Holdings[4] Crown Asia Investments[5]	Interest of controlled corporation	1,118,458,086	67.291%
John Peter Ben Wang	–	Personal interest	101,569	0.006%
Clarence Yuk Man Chung	–	Personal interest	115,123	0.007%
William Todd Nisbet[6]	–	Founder of a discretionary trust	45,000	0.003%
Rowen Bruce Craigie	–	Personal interest	15,800	0.001%
James Andrew Charles MacKenzie	–	Personal interest	2	0.000%
Thomas Jefferson Wu	–	Personal interest	85,769	0.005%
Yiu Wa Alec Tsui	–	Personal interest	85,769	0.005%
Robert Wason Mactier	–	Personal interest	85,769	0.005%

Melco Crown Entertainment Limited INTERIM REPORT 2013 39

Notes:

(1) As at June 30, 2013, Mr. Lawrence Yau Lung Ho personally held 18,162,612 shares of Melco, representing approximately 1.18% of Melco’s shares. In addition, 115,509,024 shares of Melco are held by Lasting Legend Ltd., 288,532,606 shares of Melco are held by Better Joy Overseas Ltd., 18,587,447 shares of Melco are held by Mighty Dragon Developments Limited and 7,294,000 shares of Melco are held by The L3G Capital Trust, representing approximately 7.53%, 18.80%, 1.21% and 0.48% of Melco’s shares, all of which companies are owned by persons and/or trusts affiliated with Mr. Lawrence Yau Lung Ho. Mr. Lawrence Yau Lung Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Lawrence Yau Lung Ho and his immediate family members and held 298,982,187 shares, representing approximately 19.48% of Melco’s shares. Melco Leisure is a wholly-owned subsidiary of Melco and accordingly, Mr. Lawrence Yau Lung Ho is deemed or taken to be interested in 1,118,458,086 Shares in which Melco Leisure is interested or is deemed or taken to be interested. Mr. Lawrence Yau Lung Ho is also interested in 10,060,283 Shares, of which 6,517,914 Shares are subject to the share options and restricted Shares granted as at June 30, 2013.

(2) Melco Leisure is a direct wholly-owned subsidiary of Melco and is interested in or is deemed or taken to be interested in 1,118,458,086 Shares.

(3) Mr. James Douglas Packer and his controlled corporations are interested in 50.01% of the issued share capital of Crown, which in turn is interested in the entire issued share capital of Crown Entertainment Group Holdings and which in turn is interested in the entire issued share capital of Crown Asia Investments. Accordingly, Mr. James Douglas Packer is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia Investments is interested or is deemed or taken to be interested. Crown Entertainment Group Holdings is a wholly-owned subsidiary of Crown and is deemed or taken to be interested in 1,118,458,086 Shares.

(4) Crown Entertainment Group Holdings is a wholly-owned subsidiary of Crown and is deemed or taken to be interested in 1,118,458,086 Shares.

(5) Crown Asia Investments is a direct wholly-owned subsidiary of Crown Entertainment Group Holdings and is interested in or is deemed or taken to be interested in 1,118,458,086 Shares.

(6) Founder of a discretionary trust and is deemed or taken to be interested in 15,000 ADSs, representing 45,000 Shares.

(7) The percentages are calculated on the basis of 1,662,128,075 Shares in issue as at June 30, 2013.

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INTERIM REPORT 2013

Melco Crown Entertainment Limited

OTHER INFORMATION

(b) Directors' long position in the underlying Shares of our Company

Name of Director	Name of corporation	Total number of Shares subject to the share options granted and restricted Shares granted as at June 30, 2013[(1)]	Approximate percentage of shareholding as at June 30, 2013[(2)]
Lawrence Yau Lung Ho	Company	6,517,914	0.392%
John Peter Ben Wang	Company	243,099	0.015%
Clarence Yuk Man Chung	Company	270,207	0.016%
William Todd Nisbet	Company	14,505	0.001%
Rowen Bruce Craigie	Company	14,505	0.001%
James Andrew Charles MacKenzie	Company	48,435	0.003%
Thomas Jefferson Wu	Company	302,946	0.018%
Yiu Wa Alec Tsui	Company	48,435	0.003%
Robert Wason Mactier	Company	302,946	0.018%

Notes:

(1) These are restricted Shares and share options granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan. Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are and will be under the 2011 Share Incentive Plan.

(2) The percentages are calculated on the basis of 1,662,128,075 Shares in issue as at June 30, 2013.

DIRECTORS' INTERESTS IN OTHER MEMBERS OF OUR GROUP

(c) Directors' long position in the shares of associated corporation of our Company

Name of Director	Name of corporation	Number of shares as at June 30, 2013	Percentage of interest as at June 30, 2013
Lawrence Yau Lung Ho	Melco Crown Macau	1,000,000	10%[(1)]

Note:

(1) The 1,000,000 class A shares carry 10% of the total voting rights in Melco Crown Macau.

Melco Crown Entertainment Limited INTERIM REPORT 2013 41

(d) Directors' long position in the underlying shares of associated corporation of our Company

Name of Director	Name of corporation	Total number of MCP Shares subject to the MCP share options and restricted MCP Shares granted by MCP as at June 30, 2013[1]	Approximate percentage of shareholding of MCP as at June 30, 2013[2]
Lawrence Yau Lung Ho	MCP	23,410,914	0.529%
James Douglas Packer	MCP	23,410,914	0.529%
Clarence Yuk Man Chung	MCP	15,607,276	0.353%
William Todd Nisbet	MCP	11,705,457	0.264%
Yiu Wa Alec Tsui	MCP	2,926,364	0.066%
James Andrew Charles MacKenzie	MCP	2,926,364	0.066%

Notes:

(1) These are restricted MCP Shares and MCP share options granted under the MCP Share Incentive Plan.

(2) The percentages are calculated on the basis of 4,426,303,300 shares of MCP in issue as at June 30, 2013.

42 INTERIM REPORT 2013 Melco Crown Entertainment Limited

OTHER INFORMATION

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF OUR COMPANY

As at June 30, 2013, the following persons/corporations had interests in five per cent or more of the issued share capital of our Company as recorded in the register required to be kept under Section 336 of the SFO. Details of the interests in the Shares or underlying Shares of our Company as notified to our Company are set out below:

Name Capacity/ nature of interest Number of Shares as at June 30, 2013 Approximate percentage of shareholding as at June 30, 2013(13)

Lawrence Yau Lung Ho(1) Beneficial owner, interest of controlled corporation and deemed interest 1,128,518,369 67.896%

Sharen Sau Yan Lo(2) Interest of spouse 1,128,518,369 67.896%

Melco Leisure(3) Beneficial owner, interest of controlled corporation and deemed interest 1,118,458,086 67.291%

Melco(4) Interest of controlled corporation 1,118,458,086 67.291%

James Douglas Packer(5) Interest of controlled corporation and deemed interest 1,118,458,086 67.291%

Erica Louise Packer(6) Interest of spouse 1,118,458,086 67.291%

Crown Asia Investments(7) Beneficial owner, interest of controlled corporation and deemed interest 1,118,458,086 67.291%

Crown Entertainment Group Holdings(8) Interest of controlled corporation 1,118,458,086 67.291%

Crown(9) Interest of controlled corporation 1,118,458,086 67.291%

The Capital Group Companies, Inc.(10)(11) Interest of controlled corporation 100,224,253 6.030%

Capital Research and Management Company(12) Investment Manager 93,846,253 5.646%

Melco Crown Entertainment Limited

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43

Notes:

(1) As at June 30, 2013, Mr. Lawrence Yau Lung Ho personally held 18,162,612 shares of Melco, representing approximately 1.18% of Melco’s shares. In addition, 115,509,024 shares of Melco are held by Lasting Legend Ltd., 288,532,606 shares of Melco are held by Better Joy Overseas Ltd., 18,587,447 shares of Melco are held by Mighty Dragon Developments Limited and 7,294,000 shares of Melco are held by The L3G Capital Trust, representing approximately 7.53%, 18.80%, 1.21% and 0.48% of Melco’s shares, all of which companies are owned by persons and/or trusts affiliated with Mr. Lawrence Yau Lung Ho. Mr. Lawrence Yau Lung Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Lawrence Yau Lung Ho and his immediate family members and held 298,982,187 shares, representing approximately 19.48% of Melco’s shares. Melco Leisure is a wholly-owned subsidiary of Melco and accordingly, Mr. Lawrence Yau Lung Ho is deemed or taken to be interested in 1,118,458,086 Shares in which Melco Leisure is interested or is deemed or taken to be interested. Mr. Lawrence Yau Lung Ho is also interested in 10,060,283 Shares, of which 6,517,914 Shares are subject to the share options and restricted Shares granted as at June 30, 2013.

(2) Ms. Sharen Sau Yan Lo is the spouse of Mr. Lawrence Yau Lung Ho and is deemed or taken to be interested in the Shares through the interest of her spouse, Mr. Lawrence Yau Lung Ho, under the SFO.

(3) Melco Leisure is the beneficial owner of 559,229,043 Shares and is deemed or taken to be interested in 559,229,043 Shares owned by Crown Asia Investments pursuant to rights of first refusal over such Shares granted by Crown Asia Investments in favor of Melco Leisure under the new Shareholders’ deed, which became effective in December 2007 (the “New Shareholders’ Deed”), entered into between Melco and Crown.

(4) Melco Leisure is a direct wholly-owned subsidiary of Melco and Melco is deemed or taken to be interested in 1,118,458,086 Shares in which Melco Leisure is interested in as referred to in Note (3) above.

(5) Mr. James Douglas Packer and his controlled corporations are interested in 50.01% of the issued share capital of Crown, which in turn is interested in the entire issued share capital of Crown Entertainment Group Holdings, which in turn is interested in the entire issued share capital of Crown Asia Investments. Accordingly, Mr. Packer is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia Investments is interested in or is deemed or taken to be interested in.

(6) Ms. Erica Louise Packer is the spouse of Mr. James Douglas Packer and is deemed or taken to be interested in the Shares through the interest of her spouse, Mr. James Douglas Packer, under the SFO.

(7) Crown Asia Investments is the beneficial owner of 559,229,043 Shares and is deemed or taken to be interested in 559,229,043 Shares owned by Melco Leisure pursuant to rights of first refusal over such Shares granted by Melco Leisure in favor of Crown Asia Investments under the New Shareholders’ Deed.

(8) Crown Asia Investments is a direct wholly-owned subsidiary of Crown Entertainment Group Holdings and Crown Entertainment Group Holdings is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia Investments is interested in as referred to in Note (7) above.

(9) Crown Entertainment Group Holdings is a wholly-owned subsidiary of Crown and Crown is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia Investments is interested in as referred to in Note (7) above.

(10) Capital Research and Management Company is a wholly-owned subsidiary of The Capital Group Companies, Inc. and The Capital Group Companies, Inc. is deemed or taken to be interested in 93,846,253 Shares in which Capital Research and Management Company is interested as referred to in Note (12) below.

(11) 3,990,600 Shares are held by Capital International, Inc., 1,403,400 Shares are held by Capital International Sarl, 946,800 Shares are held by Capital Guardian Trust Company, 37,200 Shares are held by Capital International Limited, representing approximately 0.24%, 0.084%, 0.05% and 0.002%, all of which companies are owned by Capital Group International, Inc.. Capital Group International, Inc. is a wholly-owned subsidiary of The Capital Group Companies, Inc. and The Capital Group Companies, Inc. is deemed or taken to be interested in 6,378,000 Shares.

(12) Capital Research and Management Company is a U.S. based investment adviser that manages the American Funds, a family of mutual funds.

(13) The percentages are calculated on the basis of 1,662,128,075 Shares in issue as at June 30, 2013.

44	INTERIM REPORT 2013	Melco Crown Entertainment Limited

OTHER INFORMATION

2006 SHARE INCENTIVE PLAN AND 2011 SHARE INCENTIVE PLAN

Please refer to Appendix I to the 2012 annual report of our Company published on April 18, 2013 for details of the terms of the 2006 Share Incentive Plan and the 2011 Share Incentive Plan.

A summary of the outstanding awards granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan as of June 30, 2013 is presented below:

Exercise price/grant date fair value per ADS (US$)

Number of unvested share options/ restricted Shares

Vesting period

Share Options(1)

2009 Cancel and

Re-issue Program 4.28 513,207 4 years

2010 Long Term Incentive Plan 3.98 150,000 4 years

2011 Long Term Incentive Plan 7.57 1,485,888 3 years

2012 Long Term Incentive Plan 14.09 1,256,019 3 years

2013 Long Term Incentive Plan 25.26 1,366,161 3 to 4 years

4,771,275

Restricted Shares(1)

2010 Long Term Incentive Plan 3.75 75,000 4 years

2011 Long Term Incentive Plan 7.57 838,062 3 years

2012 Long Term Incentive Plan 13.28 763,584 3 years

2013 Long Term Incentive Plan 24.82 805,752 3 to 4 years

2,482,398

Notes:

(1) Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are and will be under the 2011 Share Incentive Plan.

Number of unvested share options

Number of unvested restricted Shares

2006 Share Incentive Plan 2,149,095 913,062

2011 Share Incentive Plan 2,622,180 1,569,336

Total 4,771,275 2,482,398

Issued Shares 1,662,128,075

Percentage of unvested share options to issued Shares

Percentage of unvested restricted Shares to issued Shares

2006 Share Incentive Plan 0.13% 0.06%

2011 Share Incentive Plan 0.16% 0.09%

0.29% 0.15%

Melco Crown Entertainment Limited

INTERIM REPORT 2013

45

Details of the movement in share options granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan during the six months ended June 30, 2013 are as follows:

Number of share options

Exercise price of share options Share price at date of grant of Outstanding

Outstanding

Name or category of participants Date of grant of share options(1) Exercisable period(2) (per Share) US$ share options US$ as of January 1, 2013 Granted during the period Reclassified during the period Exercised during the period(3) Cancelled during the period Lapsed during the period as of June 30, 2013

Directors:

Lawrence March 17, 2009 March 17, 2010 to March 16, 2019 1.09 1.09 724,692 — — — — — 724,692

Yau Lung Ho March 17, 2009 March 17, 2011 to March 16, 2019 1.09 1.09 724,692 — — — — — 724,692

March 17, 2009 March 17, 2012 to March 16, 2019 1.09 1.09 724,692 — — — — — 724,692

March 17, 2009 March 17, 2013 to March 16, 2019 1.09 1.09 724,698 — — — — — 724,698

November 25, 2009 November 25, 2010 to March 17, 2018 1.43 1.43 188,763 — — — — — 188,763

November 25, 2009 November 25, 2011 to March 17, 2018 1.43 1.43 188,763 — — — — — 188,763

November 25, 2009 November 25, 2012 to March 17, 2018 1.43 1.43 188,763 — — — — — 188,763

November 25, 2009 November 25, 2013 to March 17, 2018 1.43 1.43 188,769 — — — — — 188,769

March 23, 2011 March 23, 2012 to March 22, 2021 2.52 2.52 482,115 — — — — — 482,115

March 23, 2011 March 23, 2013 to March 22, 2021 2.52 2.52 482,115 — — — — — 482,115

March 23, 2011	March 23, 2014 to March 22, 2021	2.52	2.52	482,268	—	—	—	—	—	482,268
March 29, 2012	March 29, 2013 to March 28, 2022	4.70	4.43	158,133	—	—	—	—	—	158,133
March 29, 2012	March 29, 2014 to March 28, 2022	4.70	4.43	158,133	—	—	—	—	—	158,133
March 29, 2012	March 29, 2015 to March 28, 2022	4.70	4.43	158,133	—	—	—	—	—	158,133
May 10, 2013	May 10, 2014 to May 9, 2023	8.42	8.27(19)	—	120,870	—	—	—	—	120,870
May 10, 2013	May 10, 2015 to May 9, 2023	8.42	8.27(19)	—	120,870	—	—	—	—	120,870
May 10, 2013	May 10, 2016 to May 9, 2023	8.42	8.27(19)	—	120,870	—	—	—	—	120,870
Sub-total:				5,574,729	362,610	—	—	—	—	5,937,339
46									INTERIM REPORT 2013	Melco Crown Entertainment Limited

OTHER INFORMATION

Number of share options

Name or category of participants Date of grant of share options(1) Exercisable period(2) Exercise price of share options (per Share) US$ Share price at date of grant of share options US$ Outstanding as of January 1, 2013 Granted during the period Reclassified during the period Exercised during the period(3) Cancelled during the period Lapsed during the period Outstanding as of June 30, 2013

Clarence Yuk Man March 18, 2008 March 18, 2009 to March 17, 2018 4.01 4.01 14,157 — — — — — 14,157

Chung March 18, 2008 March 18, 2010 to March 17, 2018 4.01 4.01 14,157 — — — — — 14,157

March 18, 2008 March 18, 2011 to March 17, 2018 4.01 4.01 14,157 — — — — — 14,157

March 18, 2008 March 18, 2012 to March 17, 2018 4.01 4.01 14,157 — — — — — 14,157

March 17, 2009 March 17, 2010 to March 16, 2019 1.09 1.09 34,509 — — — — — 34,509

March 17, 2009 March 17, 2011 to March 16, 2019 1.09 1.09 34,509 — — — — — 34,509

March 17, 2009 March 17, 2012 to March 16, 2019 1.09 1.09 34,509 — — — — — 34,509

March 17, 2009 March 17, 2013 to March 16, 2019 1.09 1.09 34,509 — — — — — 34,509

Sub-total: 194,664 — — — — — 194,664

Yiu Wa Alec Tsui September 10, 2007 September 10, 2008 to September 9, 2017 5.06 4.42 5,982 — — (5,982) — — —

September 10, 2007 September 10, 2009 to September 9, 2017 5.06 4.42 11,967 — — (11,967) — — —

September 10, 2007 September 10, 2010 to September 9, 2017 5.06 4.42 17,952 — — (17,952) — — —

September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	—	—	(23,946)	—	—	—
March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	—	—	(14,157)	—	—	—
March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	—	—	(14,157)	—	—	—
March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	—	—	(14,157)	—	—	—
March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	—	—	(14,157)	—	—	—
March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	—	(34,509)	—	—	—
March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	—	(34,509)	—	—	—
March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	—	(34,509)	—	—	—
March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	—	(34,509)	—	—	—
Sub-total:				254,511	—	—	(254,511)	—	—	—

Melco Crown Entertainment Limited INTERIM REPORT 2013 47

Name or category of participants	Date of grant of share options[1]	Exercisable period[2]	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as of January 1, 2013	Granted during the period	Reclassified during the period	Exercised during the period[3]	Cancelled during the period	Lapsed during the period	Outstanding as of June 30, 2013
John Peter Ben Wang	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
Sub-total:					194,664	–	–	–	–	–	194,664
Robert Wason Mactier	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	–	–	–	–	–	5,982
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	–	–	–	–	–	11,967
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	–	–	–	–	–	17,952
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	–	–	–	–	–	23,946
	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
Sub-total:					254,511	–	–	–	–	–	254,511

48 INTERIM REPORT 2013 Melco Crown Entertainment Limited

OTHER INFORMATION

Name or category of participants	Date of grant of share options[1]	Exercisable period[2]	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as of January 1, 2013	Granted during the period	Reclassified during the period	Exercised during the period[3]	Cancelled during the period	Lapsed during the period	Outstanding as of June 30, 2013
Thomas Jefferson Wu	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	–	–	–	–	–	5,982
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	–	–	–	–	–	11,967
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	–	–	–	–	–	17,952
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	–	–	–	–	–	23,946
	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
Sub-total:					254,511	–	–	–	–	–	254,511
James Andrew Charles MacKenzie	September 30, 2008	April 24, 2009 to September 29, 2018	4.69	1.33	8,334	–	–	(8,334)	–	–	–
	September 30, 2008	April 24, 2010 to September 29, 2018	4.69	1.33	8,336	–	–	(8,336)	–	–	–
	September 30, 2008	April 24, 2011 to September 29, 2018	4.69	1.33	8,336	–	–	(8,336)	–	–	–
	September 30, 2008	April 24, 2012 to September 29, 2018	4.69	1.33	8,336	–	–	(8,336)	–	–	–
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	(34,509)	–	–	–
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	(34,509)	–	–	–
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	(34,509)	–	–	–
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	(34,509)	–	–	–
Sub-total:					171,378	–	–	(171,378)	–	–	–
Sub-total:					6,898,968	362,610	–	(425,889)	–	–	6,835,689

Melco Crown Entertainment Limited INTERIM REPORT 2013 49

Number of share options

Name or category of participants Date of grant of share options(1) Exercisable period(2) Exercise price of share options (per Share) US$ Share price at date of grant of share options US$ Outstanding as of January 1, 2013 Granted during the period Reclassified during the period Exercised during the period(3) Cancelled during the period Lapsed during the period Outstanding as of June 30, 2013

Employees(4) September 10, 2007 September 10, 2008 to September 9, 2017 5.06 4.42 77,211 — — (17,955) — — 59,256

Employees(5) March 18, 2008 March 18, 2009 to March 17, 2018 4.01 4.01 18,657 — — — — — 18,657

Employees(6) November 25, 2008 November 25, 2010 to November 24, 2018 1.01 1.01 4,700,616 — (605,553) (272,709) — — 3,822,354

Employees(7) January 20, 2009 January 20, 2010 to January 19, 2019 1.01 1.01 789,474 — — — — — 789,474

Employees(8) November 25, 2009 November 25, 2010 to September 9, 2017 1.43 1.43 550,641 — (62,841) (117,696) — — 370,104

Employees(9) November 25, 2009 November 25, 2010 to March 17, 2018 1.43 1.43 495,102 — (51,147) (113,817) — — 330,138

Employees(10) November 25, 2009 November 25, 2010 to April 10, 2018 1.43 1.43 140,400 — — — — — 140,400

Employees(11) May 26, 2010 May 26, 2013 to May 25, 2020 1.25 1.25 156,624 — (24,465) (23,136) — — 109,023

Employees(12) May 26, 2010 May 26, 2012 to May 25, 2020 1.25 1.25 218,658 — — (37,947) — — 180,711

Employees(13) August 16, 2010 August 16, 2012 to August 15, 2020 1.33 1.25 300,000 — — — — — 300,000

Employees(14) March 23, 2011 March 23, 2012 to March 22, 2021 2.52 2.52 2,960,202 — (98,100) (283,518) — — 2,578,584

Employees(15) March 29, 2012 March 29, 2013 to March 28, 2022 4.70 4.43 1,426,737 — (26,211) (52,674) — — 1,347,852

Employees(16)	May 10, 2013	May 10, 2014 to May 9, 2023	8.42	8.27(19)	—	988,977	—	—	(22,632)	—	966,345
Employees(17)	May 10, 2013	November 12, 2014 to May 9, 2023	8.42	8.27(19)	—	37,206	—	—	—	—	37,206
Sub-total:					11,834,322	1,026,183	(868,317)	(919,452)	(22,632)	—	11,050,104
Others(18)	November 25, 2008	November 25, 2010 to November 24, 2018	1.01	1.01	—	—	605,553	(605,553)	—	—	—
Others(18)	November 25, 2009	November 25, 2010 to September 9, 2017	1.43	1.43	—	—	62,841	(59,844)	(2,997)	—	—
Others(18)	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43	—	—	51,147	(48,396)	(2,751)	—	—
Others(18)	May 26, 2010	May 26, 2013 to May 25, 2020	1.25	1.25	—	—	24,465	—	(24,465)	—	—
Others(18)	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52	—	—	98,100	(66,720)	(31,380)	—	—
Others(18)	March 29, 2012	March 29, 2013 to March 28, 2022	4.70	4.43	—	—	26,211	(2,763)	(23,448)	—	—
Sub-total:					—	—	868,317	(783,276)	(85,041)	—	—
Total					18,733,290	1,388,793	—	(2,128,617)	(107,673)	—	17,885,793

50 INTERIM REPORT 2013 Melco Crown Entertainment Limited

OTHER INFORMATION

Notes:

(1) Awards granted by MCE before the year of 2012 are under the 2006 Share Incentive Plan and awards granted by MCE during or after the year of 2012 are, and will be, under the 2011 Share Incentive Plan.

(2) The vesting period of the share options is from the date of grant until the commencement of exercisable period.

(3) In respect of the share options exercised during the period, the weighted average closing price of the Shares immediately before and at the dates on which the options were exercised was US$7.41.

(4) Among the 59,256 share options, 5,391 share options may be exercised during the period from September 10, 2008 to September 9, 2017, 11,970 share options may be exercised during the period from September 10, 2009 to September 9, 2017, 17,955 share options may be exercised during the period from September 10, 2010 to September 9, 2017 and 23,940 share options may be exercised during the period from September 10, 2011 to September 9, 2017.

(5) Among the 18,657 share options, 4,662 share options may be exercised during the period from March 18, 2009 to March 17, 2018, 4,662 share options may be exercised during the period from March 18, 2010 to March 17, 2018, 4,662 share options may be exercised during the period from March 18, 2011 to March 17, 2018 and 4,671 share options may be exercised during the period from March 18, 2012 to March 17, 2018.

(6) Among the 3,822,354 share options, 1,712,982 share options may be exercised during the period from November 25, 2010 to November 24, 2018 and 2,109,372 share options may be exercised during the period from November 25, 2011 to November 24, 2018.

(7) Among the 789,474 share options, 197,367 share options may be exercised during the period from January 20, 2010 to January 19, 2019, 197,367 share options may be exercised during the period from January 20, 2011 to January 19, 2019, 197,367 share options may be exercised during the period from January 20, 2012 to January 19, 2019 and 197,373 share options may be exercised during the period from January 20, 2013 to January 19, 2019.

(8) Among the 370,104 share options, 62,337 share options may be exercised during the period from November 25, 2010 to September 9, 2017, 68,322 share options may be exercised during the period from November 25, 2011 to September 9, 2017, 83,280 share options may be exercised during the period from November 25, 2012 to September 9, 2017 and 156,165 share options may be exercised during the period from November 25, 2013 to September 9, 2017.

(9) Among the 330,138 share options, 59,799 share options may be exercised during the period from November 25, 2010 to March 17, 2018, 61,047 share options may be exercised during the period from November 25, 2011 to March 17, 2018, 76,119 share options may be exercised during the period from November 25, 2012 to March 17, 2018 and 133,173 share options may be exercised during the period from November 25, 2013 to March 17, 2018.

(10) Among the 140,400 share options, 35,100 share options may be exercised during the period from November 25, 2010 to April 10, 2018, 35,100 share options may be exercised during the period from November 25, 2011 to April 10, 2018, 35,100 share options may be exercised during the period from November 25, 2012 to April 10, 2018 and 35,100 share options may be exercised during the period from November 25, 2013 to April 10, 2018.

Melco Crown Entertainment Limited INTERIM REPORT 2013 51

(11) The 109,023 share options may be exercised during the period from May 26, 2013 to May 25, 2020.

(12) Among the 180,711 share options, 38,700 share options may be exercised during the period from May 26, 2012 to May 25, 2020 and 142,011 share options may be exercised during the period from May 26, 2013 to May 25, 2020.

(13) Among the 300,000 share options, 150,000 share options may be exercised during the period from August 16, 2012 to August 15, 2020 and 150,000 share options may be exercised during the period from August 16, 2014 to August 15, 2020.

(14) Among the 2,578,584 share options, 733,224 share options may be exercised during the period from March 23, 2012 to March 22, 2021, 841,746 share options may be exercised during the period from March 23, 2013 to March 22, 2021 and 1,003,614 share options may be exercised during the period from March 23, 2014 to March 22, 2021.

(15) Among the 1,347,852 share options, 415,299 share options may be exercised during the period from March 29, 2013 to March 28, 2022, 466,251 share options may be exercised during the period from March 29, 2014 to March 28, 2022 and 466,302 share options may be exercised during the period from March 29, 2015 to March 28, 2022.

(16) Among the 966,345 share options, 322,101 share options may be exercised during the period from May 10, 2014 to May 9, 2023, 322,101 share options may be exercised during the period from May 10, 2015 to May 9, 2023 and 322,143 share options may be exercised during the period from May 10, 2016 to May 9, 2023.

(17) Among the 37,206 share options, 18,603 share options may be exercised during the period from November 12, 2014 to May 9, 2023 and 18,603 share options may be exercised during the period from November 12, 2016 to May 9, 2023.

(18) The category “Others” represents the former employees of our Group.

(19) Closing price of the Share immediately before the date of grant of share option was US$8.24.

52 INTERIM REPORT 2013 Melco Crown Entertainment Limited

OTHER INFORMATION

Details of the movement in restricted Shares granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan during the six months ended June 30, 2013 are as follows:

				Number of restricted Shares					
Name or category of participants	Date of grant of restricted Shares[1]	Vesting date	Share price at date of grant of restricted Shares US$	Outstanding as of January 1, 2013	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as of June 30, 2013
Directors:									
Lawrence Yau Lung Ho	March 17, 2009	March 17, 2013	1.09	241,566	–	–	(241,566)	–	–
	March 23, 2011	March 23, 2013	2.52	241,056	–	–	(241,056)	–	–
	March 23, 2011	March 23, 2014	2.52	241,137	–	–	–	–	241,137
	March 29, 2012	March 29, 2013	4.43	79,065	–	–	(79,065)	–	–
	March 29, 2012	March 29, 2014	4.43	79,065	–	–	–	–	79,065
	March 29, 2012	March 29, 2015	4.43	79,068	–	–	–	–	79,068
	May 10, 2013	May 10, 2014	8.27	–	60,435	–	–	–	60,435
	May 10, 2013	May 10, 2015	8.27	–	60,435	–	–	–	60,435
	May 10, 2013	May 10, 2016	8.27	–	60,435	–	–	–	60,435
Sub-total:				960,957	181,305	–	(561,687)	–	580,575
Clarence Yuk Man Chung	March 17, 2009	March 17, 2013	1.09	11,505	–	–	(11,505)	–	–
	March 23, 2011	March 23, 2013	2.52	15,849	–	–	(15,849)	–	–
	March 23, 2011	March 23, 2014	2.52	15,858	–	–	–	–	15,858
	March 29, 2012	March 29, 2013	4.43	22,590	–	–	(22,590)	–	–
	March 29, 2012	March 29, 2014	4.43	22,590	–	–	–	–	22,590
	March 29, 2012	March 29, 2015	4.43	22,590	–	–	–	–	22,590
	May 10, 2013	May 10, 2014	8.27	–	4,836	–	–	–	4,836
	May 10, 2013	May 10, 2015	8.27	–	4,836	–	–	–	4,836
	May 10, 2013	May 10, 2016	8.27	–	4,833	–	–	–	4,833
Sub-total:				110,982	14,505	–	(49,944)	–	75,543

Melco Crown Entertainment Limited INTERIM REPORT 2013 53

Name or category of participants	Date of grant of restricted Shares[i]	Vesting date	Share price at date of grant of restricted Shares US$	Number of restricted Shares					
				Outstanding as of January 1, 2013	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as of June 30, 2013
Yiu Wa Alec Tsui	March 17, 2009	March 17, 2013	1.09	11,505	–	–	(11,505)	–	–
	March 23, 2011	March 23, 2013	2.52	15,849	–	–	(15,849)	–	–
	March 23, 2011	March 23, 2014	2.52	15,858	–	–	–	–	15,858
	March 29, 2012	March 29, 2013	4.43	9,036	–	–	(9,036)	–	–
	March 29, 2012	March 29, 2014	4.43	9,036	–	–	–	–	9,036
	March 29, 2012	March 29, 2015	4.43	9,036	–	–	–	–	9,036
	May 10, 2013	May 10, 2014	8.27	–	4,836	–	–	–	4,836
	May 10, 2013	May 10, 2015	8.27	–	4,836	–	–	–	4,836
	May 10, 2013	May 10, 2016	8.27	–	4,833	–	–	–	4,833
Sub-total:				70,320	14,505	–	(36,390)	–	48,435
John Peter Ben Wang	March 17, 2009	March 17, 2013	1.09	11,505	–	–	(11,505)	–	–
	March 23, 2011	March 23, 2013	2.52	15,849	–	–	(15,849)	–	–
	March 23, 2011	March 23, 2014	2.52	15,858	–	–	–	–	15,858
	March 29, 2012	March 29, 2013	4.43	9,036	–	–	(9,036)	–	–
	March 29, 2012	March 29, 2014	4.43	9,036	–	–	–	–	9,036
	March 29, 2012	March 29, 2015	4.43	9,036	–	–	–	–	9,036
	May 10, 2013	May 10, 2014	8.27	–	4,836	–	–	–	4,836
	May 10, 2013	May 10, 2015	8.27	–	4,836	–	–	–	4,836
	May 10, 2013	May 10, 2016	8.27	–	4,833	–	–	–	4,833
Sub-total:				70,320	14,505	–	(36,390)	–	48,435

54 INTERIM REPORT 2013 Melco Crown Entertainment Limited

OTHER INFORMATION

Name or category of participants	Date of grant of restricted Shares[1]	Vesting date	Share price at date of grant of restricted Shares US$	Number of restricted Shares: Outstanding as of January 1, 2013	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as of June 30, 2013
Robert Wason Mactier	March 17, 2009	March 17, 2013	1.09	11,505	–	–	(11,505)	–	–
	March 23, 2011	March 23, 2013	2.52	15,849	–	–	(15,849)	–	–
	March 23, 2011	March 23, 2014	2.52	15,858	–	–	–	–	15,858
	March 29, 2012	March 29, 2013	4.43	9,036	–	–	(9,036)	–	–
	March 29, 2012	March 29, 2014	4.43	9,036	–	–	–	–	9,036
	March 29, 2012	March 29, 2015	4.43	9,036	–	–	–	–	9,036
	May 10, 2013	May 10, 2014	8.27	–	4,836	–	–	–	4,836
	May 10, 2013	May 10, 2015	8.27	–	4,836	–	–	–	4,836
	May 10, 2013	May 10, 2016	8.27	–	4,833	–	–	–	4,833
Sub-total:				70,320	14,505	–	(36,390)	–	48,435
Thomas Jefferson Wu	March 17, 2009	March 17, 2013	1.09	11,505	–	–	(11,505)	–	–
	March 23, 2011	March 23, 2013	2.52	15,849	–	–	(15,849)	–	–
	March 23, 2011	March 23, 2014	2.52	15,858	–	–	–	–	15,858
	March 29, 2012	March 29, 2013	4.43	9,036	–	–	(9,036)	–	–
	March 29, 2012	March 29, 2014	4.43	9,036	–	–	–	–	9,036
	March 29, 2012	March 29, 2015	4.43	9,036	–	–	–	–	9,036
	May 10, 2013	May 10, 2014	8.27	–	4,836	–	–	–	4,836
	May 10, 2013	May 10, 2015	8.27	–	4,836	–	–	–	4,836
	May 10, 2013	May 10, 2016	8.27	–	4,833	–	–	–	4,833
Sub-total:				70,320	14,505	–	(36,390)	–	48,435

Melco Crown Entertainment Limited INTERIM REPORT 2013 55

Name or category of participants	Date of grant of restricted Shares[(1)]	Vesting date	Share price at date of grant of restricted Shares US$	Number of restricted Shares					
				Outstanding as of January 1, 2013	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as of June 30, 2013
James Andrew Charles MacKenzie	March 17, 2009	March 17, 2013	1.09	11,505	–	–	(11,505)	–	–
	March 23, 2011	March 23, 2013	2.52	15,849	–	–	(15,849)	–	–
	March 23, 2011	March 23, 2014	2.52	15,858	–	–	–	–	15,858
	March 29, 2012	March 29, 2013	4.43	9,036	–	–	(9,036)	–	–
	March 29, 2012	March 29, 2014	4.43	9,036	–	–	–	–	9,036
	March 29, 2012	March 29, 2015	4.43	9,036	–	–	–	–	9,036
	May 10, 2013	May 10, 2014	8.27	–	4,836	–	–	–	4,836
	May 10, 2013	May 10, 2015	8.27	–	4,836	–	–	–	4,836
	May 10, 2013	May 10, 2016	8.27	–	4,833	–	–	–	4,833
Sub-total:				70,320	14,505	–	(36,390)	–	48,435
William Todd Nisbet	May 10, 2013	May 10, 2014	8.27	–	4,836	–	–	–	4,836
	May 10, 2013	May 10, 2015	8.27	–	4,836	–	–	–	4,836
	May 10, 2013	May 10, 2016	8.27	–	4,833	–	–	–	4,833
Sub-total:				–	14,505	–	–	–	14,505
Rowen Bruce Craigie	May 10, 2013	May 10, 2014	8.27	–	4,836	–	–	–	4,836
	May 10, 2013	May 10, 2015	8.27	–	4,836	–	–	–	4,836
	May 10, 2013	May 10, 2016	8.27	–	4,833	–	–	–	4,833
Sub-total:				–	14,505	–	–	–	14,505
Sub-total:				1,423,539	297,345	–	(793,581)	–	927,303

56 INTERIM REPORT 2013 Melco Crown Entertainment Limited

OTHER INFORMATION

Name or category of participants	Date of grant of restricted Shares[1]	Vesting date	Share price at date of grant of restricted Shares US$	Number of restricted Shares: Outstanding as of January 1, 2013	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as of June 30, 2013
Employees	May 26, 2010	May 26, 2013	1.25	78,315	–	(12,234)	(66,081)	–	–
Employees	May 26, 2010	May 26, 2013	1.25	79,827	–	–	(79,827)	–	–
Employees	August 16, 2010	August 16, 2014	1.25	75,000	–	–	–	–	75,000
Employees	March 23, 2011	March 23, 2013	2.52	511,269	–	(6,021)	(505,248)	–	–
Employees	March 23, 2011	March 23, 2014	2.52	511,443	–	(9,666)	–	–	501,777
Employees	March 29, 2012	March 29, 2013	4.43	237,717	–	(2,373)	(231,744)	–	3,600
Employees	March 29, 2012	March 29, 2014	4.43	237,792	–	(4,674)	–	–	233,118
Employees	March 29, 2012	March 29, 2015	4.43	237,873	–	(4,680)	–	–	233,193
Employees	May 10, 2013	May 10, 2014	8.27	–	164,823	–	–	(3,774)	161,049
Employees	May 10, 2013	May 10, 2015	8.27	–	164,823	–	–	(3,774)	161,049
Employees	May 10, 2013	May 10, 2016	8.27	–	164,823	–	–	(3,768)	161,055
Employees	May 10, 2013	November 12, 2014	8.27	–	12,627	–	–	–	12,627
Employees	May 10, 2013	November 12, 2016	8.27	–	12,627	–	–	–	12,627
Sub-total:				1,969,236	519,723	(39,648)	(882,900)	(11,316)	1,555,095
Others[2]	May 26, 2010	May 26, 2013	1.25	–	–	12,234	–	(12,234)	–
Others[2]	March 23, 2011	March 23, 2013	2.52	–	–	6,021	–	(6,021)	–
Others[2]	March 23, 2011	March 23, 2014	2.52	–	–	9,666	–	(9,666)	–
Others[2]	March 29, 2012	March 29, 2013	4.43	–	–	2,373	–	(2,373)	–
Others[2]	March 29, 2012	March 29, 2014	4.43	–	–	4,674	–	(4,674)	–
Others[2]	March 29, 2012	March 29, 2015	4.43	–	–	4,680	–	(4,680)	–
Sub-total:				–	–	39,648	–	(39,648)	–
Total				3,392,775	817,068	–	(1,676,481)	(50,964)	2,482,398

Notes:

(1) Awards granted by MCE before the year of 2012 are under the 2006 Share Incentive Plan and awards granted by MCE during or after the year of 2012 are, and will be, under the 2011 Share Incentive Plan.

(2) The category "Others" represents the former employees of our Group.

Melco Crown Entertainment Limited INTERIM REPORT 2013 57

MCP SHARE INCENTIVE PLAN

Apart from the 2006 Share Incentive Plan and the 2011 Share Incentive Plan, our subsidiary, MCP, also operates a share incentive plan to promote the success and enhance the value of MCP, by linking the personal interests of members of the board of directors, employees and consultants of MCP, its subsidiaries, holding companies and affiliated companies by providing such individuals with an incentive for outstanding performance to generate superior returns to MCP’s stockholders (“MCP Share Incentive Plan”). The MCP Share Incentive Plan, with amendments, was approved by MCP shareholders at the annual stockholders meeting held, and became effective, on June 21, 2013. The MCP Share Incentive Plan was also approved by our Company shareholders at our extraordinary general meeting on June 21, 2013. The Philippine Securities and Exchange Commission approved such amendments on June 24, 2013.

Please refer to the circular of our Company dated June 4, 2013 for details of the terms of the MCP Share Incentive Plan.

A summary of the outstanding awards granted under the MCP Share Incentive Plan as of June 30, 2013 is presented below:

	Exercise price/ grant date fair value per MCP Share (Php)	Number of unvested MCP share options/ restricted MCP Shares	Vesting period
MCP Share Options
2013 Long Term Incentive Plan	8.30	120,826,336	Within 3 years
		120,826,336
Restricted MCP Shares
2013 Long Term Incentive Plan	8.30	60,413,167	Within 3 years
		60,413,167

58 INTERIM REPORT 2013 Melco Crown Entertainment Limited

OTHER INFORMATION

Details of the movement in MCP share options granted under the MCP Share Incentive Plan during the six months ended June 30, 2013 are as follows:

Number of MCP share options

Name or category of participants Date of grant of MCP share options Exercisable period (1) Exercise price of MCP share options (per MCP Share) Php Share price at date of grant of MCP share options (5) Php Outstanding as of January 1, 2013 Granted during the period Reclassified during the period Exercised during the period Cancelled during the period Lapsed during the period Outstanding as of June 30, 2013

Directors:

Lawrence Yau Lung Ho June 28, 2013 30 days after the opening of 8.30 8.30 — 5,202,425 — — — — 5,202,425

Melco Crown Philippines resort to June 27, 2023

June 28, 2013 April 29, 2015 to June 27, 2023 8.30 8.30 — 5,202,425 — — — — 5,202,425

June 28, 2013 April 29, 2016 to June 27, 2023 8.30 8.30 — 5,202,426 — — — — 5,202,426

Sub-total:

— 15,607,276 — — — — 15,607,276

James Douglas Packer June 28, 2013 30 days after the opening of 8.30 8.30 — 5,202,425 — — — — 5,202,425

Melco Crown Philippines resort to June 27, 2023

June 28, 2013 April 29, 2015 to June 27, 2023 8.30 8.30 — 5,202,425 — — — — 5,202,425

June 28, 2013 April 29, 2016 to June 27, 2023 8.30 8.30 — 5,202,426 — — — — 5,202,426

Sub-total:					—	15,607,276	—	—	—	—	15,607,276
Clarence Yuk Man Chung	June 28, 2013	30 days after the opening of	8.30	8.30	—	3,468,284	—	—	—	—	3,468,284
		Melco Crown Philippines resort to June 27, 2023
June 28, 2013		April 29, 2015 to June 27, 2023	8.30	8.30	—	3,468,284	—	—	—	—	3,468,284
June 28, 2013		April 29, 2016 to June 27, 2023	8.30	8.30	—	3,468,283	—	—	—	—	3,468,283
Sub-total:					—	10,404,851	—	—	—	—	10,404,851
William Todd Nisbet	June 28, 2013	30 days after the opening of	8.30	8.30	—	2,601,213	—	—	—	—	2,601,213
		Melco Crown Philippines resort to June 27, 2023
June 28, 2013		April 29, 2015 to June 27, 2023	8.30	8.30	—	2,601,213	—	—	—	—	2,601,213
June 28, 2013		April 29, 2016 to June 27, 2023	8.30	8.30	—	2,601,212	—	—	—	—	2,601,212
Sub-total:					—	7,803,638	—	—	—	—	7,803,638

Melco Crown Entertainment Limited INTERIM REPORT 2013 59

Name or category of participants	Date of grant of MCP share options	Exercisable period [1]	Exercise price of MCP share options (per MCP Share) Php	Share price at date of grant of MCP share options [2] Php	Number of MCP share options: Outstanding as of January 1, 2013	Granted during the period	Reclassified during the period	Exercised during the period	Cancelled during the period	Lapsed during the period	Outstanding as of June 30, 2013
Yiu Wa Alec Tsui	June 28, 2013	30 days after the opening of Melco Crown Philippines resort to June 27, 2023	8.30	8.30	–	650,303	–	–	–	–	650,303
	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30	–	650,303	–	–	–	–	650,303
	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30	–	650,303	–	–	–	–	650,303
Sub-total:					–	1,950,909	–	–	–	–	1,950,909
James Andrew Charles MacKenzie	June 28, 2013	30 days after the opening of Melco Crown Philippines resort to June 27, 2023	8.30	8.30	–	650,303	–	–	–	–	650,303
	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30	–	650,303	–	–	–	–	650,303
	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30	–	650,303	–	–	–	–	650,303
Sub-total:					–	1,950,909	–	–	–	–	1,950,909
Sub-total:					–	53,324,859	–	–	–	–	53,324,859
Employees [7]	June 28, 2013	30 days after the opening of Melco Crown Philippines resort to June 27, 2023	8.30	8.30	–	62,819,292	–	–	–	–	62,819,292
Sub-total:					–	62,819,292	–	–	–	–	62,819,292
Others [7,8]	June 28, 2013	30 days after the opening of Melco Crown Philippines resort to June 27, 2023	8.30	8.30	–	4,682,185	–	–	–	–	4,682,185
Sub-total:					–	4,682,185	–	–	–	–	4,682,185
Total					–	**120,826,336**	–	–	–	–	**120,826,336**

60 INTERIM REPORT 2013 Melco Crown Entertainment Limited

OTHER INFORMATION

Notes:

(1) The vesting period of the MCP share options is from the date of grant until the commencement of exercisable period.

(2) Among the 62,819,292 MCP share options, 20,939,758 MCP share options may be exercised during the period from 30 days after the opening of Melco Crown Philippines resort to June 27, 2023, 20,939,758 MCP share options may be exercised during the period from April 29, 2015 to June 27, 2023 and 20,939,776 MCP share options may be exercised during the period from April 29, 2016 to June 27, 2023.

(3) Among the 4,682,185 MCP share options, 1,560,728 MCP share options may be exercised during the period from 30 days after the opening of Melco Crown Philippines resort to June 27, 2023, 1,560,728 MCP share options may be exercised during the period from April 29, 2015 to June 27, 2023 and 1,560,729 MCP share options may be exercised during the period from April 29, 2016 to June 27, 2023.

(4) The category “Others” represents non-employees of our Group.

(5) Closing price of the MCP Shares immediately before the date of the grant of share option was Php8.20.

Melco Crown Entertainment Limited INTERIM REPORT 2013 61

62 INTERIM REPORT 2013 Melco Crown Entertainment Limited

Details of the movement in restricted MCP Shares granted under the MCP Share Incentive Plan during the six months ended June 30, 2013 are as follows:

Name or category of participants	Date of grant of restricted MCP Shares	Vesting date	Share price at date of grant of restricted MCP Shares Php	Number of restricted MCP Shares					
				Outstanding as of January 1, 2013	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as of June 30, 2013
Directors:									
Lawrence Yau Lung Ho	June 28, 2013	30 days after the opening of Melco Crown Philippines resort	8.30	–	2,601,213	–	–	–	2,601,213
	June 28, 2013	April 29, 2015	8.30	–	2,601,213	–	–	–	2,601,213
	June 28, 2013	April 29, 2016	8.30	–	2,601,212	–	–	–	2,601,212
Sub-total:				–	7,803,638	–	–	–	7,803,638
James Douglas Packer	June 28, 2013	30 days after the opening of Melco Crown Philippines resort	8.30	–	2,601,213	–	–	–	2,601,213
	June 28, 2013	April 29, 2015	8.30	–	2,601,213	–	–	–	2,601,213
	June 28, 2013	April 29, 2016	8.30	–	2,601,212	–	–	–	2,601,212
Sub-total:				–	7,803,638	–	–	–	7,803,638
Clarence Yuk Man Chung	June 28, 2013	30 days after the opening of Melco Crown Philippines resort	8.30	–	1,734,142	–	–	–	1,734,142
	June 28, 2013	April 29, 2015	8.30	–	1,734,142	–	–	–	1,734,142
	June 28, 2013	April 29, 2016	8.30	–	1,734,141	–	–	–	1,734,141
Sub-total:				–	5,202,425	–	–	–	5,202,425
William Todd Nisbet	June 28, 2013	30 days after the opening of Melco Crown Philippines resort	8.30	–	1,300,606	–	–	–	1,300,606
	June 28, 2013	April 29, 2015	8.30	–	1,300,606	–	–	–	1,300,606
	June 28, 2013	April 29, 2016	8.30	–	1,300,607	–	–	–	1,300,607
Sub-total:				–	3,901,819	–	–	–	3,901,819

OTHER INFORMATION

Name or category of participants	Date of grant of restricted MCP Shares	Vesting date	Share price at date of grant of restricted MCP Shares Php	Number of restricted MCP Shares: Outstanding as of January 1, 2013	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as of June 30, 2013
Yiu Wa Alec Tsui	June 28, 2013	30 days after the opening of Melco Crown Philippines resort	8.30	–	325,152	–	–	–	325,152
	June 28, 2013	April 29, 2015	8.30	–	325,152	–	–	–	325,152
	June 28, 2013	April 29, 2016	8.30	–	325,151	–	–	–	325,151
Sub-total:				–	975,455	–	–	–	975,455
James Andrew Charles MacKenzie	June 28, 2013	30 days after the opening of Melco Crown Philippines resort	8.30	–	325,152	–	–	–	325,152
	June 28, 2013	April 29, 2015	8.30	–	325,152	–	–	–	325,152
	June 28, 2013	April 29, 2016	8.30	–	325,151	–	–	–	325,151
Sub-total:				–	975,455	–	–	–	975,455
Sub-total:				–	26,662,430	–	–	–	26,662,430
Employees	June 28, 2013	30 days after the opening of Melco Crown Philippines resort	8.30	–	10,469,886	–	–	–	10,469,886
Employees	June 28, 2013	April 29, 2015	8.30	–	10,469,886	–	–	–	10,469,886
Employees	June 28, 2013	April 29, 2016	8.30	–	10,469,874	–	–	–	10,469,874
Sub-total:				–	31,409,646	–	–	–	31,409,646
Others [1]	June 28, 2013	30 days after the opening of Melco Crown Philippines resort	8.30	–	780,363	–	–	–	780,363
Others [1]	June 28, 2013	April 29, 2015	8.30	–	780,363	–	–	–	780,363
Others [1]	June 28, 2013	April 29, 2016	8.30	–	780,365	–	–	–	780,365
Sub-total:				–	2,341,091	–	–	–	2,341,091
Total				**–**	**60,413,167**	**–**	**–**	**–**	**60,413,167**

Notes:

(1) The category "Others" represents non-employees of our Group.

Melco Crown Entertainment Limited INTERIM REPORT 2013 63

SECURITIES DEALINGS BY DIRECTORS AND RELEVANT EMPLOYEES

The Directors and relevant employees are subject to the rules set forth in our Company’s Policy for the Prevention of Insider Trading, the terms therein are no less exacting than those contained in the Model Code set out in Appendix 10 to the Listing Rules. The Listing Rules require an express Model Code compliance confirmation from the directors and that the confirmation be given following a specific enquiry. All Directors have confirmed that they have complied with the required standard of dealings and code of conduct regarding securities dealings by directors as set out in the Model Code for the six months ended June 30, 2013.

PURCHASE, SALE OR REDEMPTION OF OUR COMPANY’S LISTED SECURITIES

During the six months ended June 30, 2013, neither our Company nor any of its subsidiaries had purchased, sold or redeemed any of our Company’s listed securities except that the trustee of our 2011 Share Incentive Plan has, pursuant to the terms of the rules and trust deed of the 2011 Share Incentive Plan, purchased on NASDAQ a total of 340,000 ADSs (equivalent to 1,020,000 Shares) of the Company. The total cost for acquiring these ADSs was approximately US$8.0 million of which approximately US$7.0 million was actually paid during the six months ended June 30, 2013, and the remainder paid subsequent to June 30, 2013.

INVESTORS RELATIONS

The last Shareholders’ meeting of our Company was the extraordinary general meeting which was held at 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong on Friday, June 21, 2013 at 10:00 a.m. (Hong Kong time), at which resolutions were duly passed in respect of certain items, among others, (i) approving the MCP Share Incentive Plan and (ii) the grant of options and issue of shares in MCP pursuant to the MCP Share Incentive Plan.

Our Company’s last annual general meeting was held at Salon III, Level 2, Grand Hyatt Macau, City of Dreams, Estrada do Istmo, Cotai, Macau on Wednesday, May 22, 2013 at 4:00 p.m. (Hong Kong time), at which resolutions were duly passed in respect of major items, among others, (i) adopting the financial statements and the directors’ and auditors’ reports for the year ended December 31, 2012; (ii) reappointment of the independent auditor; (iii) granting of the general mandate and repurchase mandate; and (iv) re-election of certain non-executive and independent non-executive Directors.

64 INTERIM REPORT 2013 Melco Crown Entertainment Limited

OTHER INFORMATION

FINANCIAL REPORTING

The Board is accountable to the Shareholders and is committed to presenting comprehensive and timely information to the Shareholders on assessment of our Company’s performance, financial position and prospects. Our Company voluntarily publishes quarterly unaudited financial results for the three months ended March 31 and September 30 and key performance indicators of our Group for each fiscal quarter generally within 45 days after the end of the relevant quarter to enable its Shareholders, investors and the public to better appraise the position and business performance of our Group. Such financial information is prepared in accordance with U.S. GAAP using the accounting policies applied to our Company’s interim and annual financial statements and there is no reconciliation of such information to IFRS.

REVIEW OF UNAUDITED INTERIM FINANCIAL INFORMATION

Our Group’s unaudited condensed consolidated financial statements have been reviewed and approved by our audit committee, and reviewed by our external auditors in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. Our audit committee comprises three independent non-executive Directors, namely Mr. James Andrew Charles MacKenzie, Mr. Yiu Wa Alec Tsui and Mr. Thomas Jefferson Wu.

This 2013 interim report is printed in English and Chinese languages and will be available on the website of the Hong Kong Stock Exchange at www.hkex.com.hk and our website at www.melco-crown.com on or around September 25, 2013.

For and on behalf of the Board

Ho, Lawrence Yau Lung

Co-Chairman and Chief Executive Officer

Macau, August 28, 2013

Melco Crown Entertainment Limited INTERIM REPORT 2013 65

REPORT ON REVIEW OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Deloitte.

To the Board of Directors of Melco Crown Entertainment Limited:

INTRODUCTION

We have reviewed the condensed consolidated financial statements of Melco Crown Entertainment Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 68 to 126, which comprise the condensed consolidated balance sheet as of June 30, 2013 and the related condensed consolidated statement of operations, statement of comprehensive income, statement of shareholders’ equity and statement of cash flows for the six-month period then ended, and certain explanatory notes. The Directors of the Company are responsible for the preparation and presentation of these condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Our responsibility is to express a conclusion on these condensed consolidated financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of these condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

66 INTERIM REPORT 2013 Melco Crown Entertainment Limited

REPORT ON REVIEW OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements are not prepared, in all material respects, in conformity with U.S. GAAP.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong August 28, 2013

Melco Crown Entertainment Limited INTERIM REPORT 2013 67

UNAUDITED CONDENSED CONSOLIDATED

BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

June 30, 2013

December 31, 2012

ASSETS

CURRENT ASSETS

Cash and cash equivalents

$1,959,060

$1,709,209

Restricted cash

701,346

672,981

Accounts receivable, net (Note 3)

295,074

320,929

Amounts due from affiliated companies

75

1,322

Amount due from a shareholder

47

—

Deferred tax assets

83

—

Income tax receivable

392

266

Inventories

17,704

16,576

Prepaid expenses and other current assets

34,803

27,743

Total current assets

3,008,584

2,749,026

PROPERTY AND EQUIPMENT, NET (Note 4)

3,016,788

2,684,094

GAMING SUBCONCESSION, NET

513,649

542,268

INTANGIBLE ASSETS, NET

4,220

4,220

GOODWILL

81,915

81,915

LONG-TERM PREPAYMENTS, DEPOSITS AND

OTHER ASSETS

205,088

88,241

RESTRICTED CASH

373,672

741,683

DEFERRED TAX ASSETS

118

105

DEFERRED FINANCING COSTS

120,863

65,930

LAND USE RIGHTS, NET (Note 5)

983,737

989,984

TOTAL ASSETS

$8,308,634

$7,947,466

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable (Note 6)

$9,690

$13,745

Accrued expenses and other current liabilities

(Note 7)

885,439

850,841

Income tax payable

1,556

1,191

Capital lease obligation, due within one year (Note 9)

25,360

—

Current portion of long-term debt (Note 8)

262,477

854,940

Amounts due to affiliated companies

1,158

949

Total current liabilities

$1,185,680

$1,721,666

68 INTERIM REPORT 2013 Melco Crown Entertainment Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

June 30, 2013

December 31, 2012

LONG-TERM DEBT (Note 8)

$2,402,198

$2,339,924

OTHER LONG-TERM LIABILITIES

12,959

7,412

DEFERRED TAX LIABILITIES

64,659

66,350

CAPITAL LEASE OBLIGATION,

DUE AFTER ONE YEAR (Note 9)

252,839

—

LAND USE RIGHTS PAYABLE

62,765

71,358

COMMITMENTS AND CONTINGENCIES

(Note 15)

SHAREHOLDERS’ EQUITY

Ordinary shares at US$0.01 par value per share

(Authorized — 7,300,000,000 shares as of June 30, 2013 and December 31, 2012 and issued — 1,662,128,075 and

1,658,059,295 shares as of June 30, 2013 and December 31, 2012, respectively)

(Note 11)

16,621

16,581

Treasury shares, at cost

(12,550,720 and 11,267,038 shares as of June 30, 2013 and December 31, 2012, respectively) (Note 11)

(5,142)

(113)

Additional paid-in capital

3,469,170

3,235,835

Accumulated other comprehensive losses

(9,531)

(1,057)

Retained earnings

369,514

134,693

Total Melco Crown Entertainment Limited shareholders’ equity

3,840,632

3,385,939

Noncontrolling interests

486,902

354,817

Total equity

4,327,534

3,740,756

TOTAL LIABILITIES AND EQUITY

$8,308,634

$7,947,466

NET CURRENT ASSETS

$1,822,904

$1,027,360

TOTAL ASSETS LESS CURRENT LIABILITIES

$7,122,954

$6,225,800

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Melco Crown Entertainment Limited INTERIM REPORT 2013 69

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

Six Months Ended June 30,

2013

2012

OPERATING REVENUES

Casino

$2,373,779

$1,896,834

Rooms

62,348

57,468

Food and beverage

37,888

32,696

Entertainment, retail and others

45,930

43,027

Gross revenues

2,519,945

2,030,025

Less: promotional allowances

(79,993)

(64,655)

Net revenues

2,439,952

1,965,370

OPERATING COSTS AND EXPENSES

Casino

(1,672,746)

(1,361,698)

Rooms

(6,009)

(7,586)

Food and beverage

(13,880)

(14,365)

Entertainment, retail and others

(31,068)

(30,764)

General and administrative

(117,833)

(108,631)

Pre-opening costs

(6,646)

(3,300)

Development costs

(19,985)

(568)

Amortization of gaming subconcession

(28,619)

(28,619)

Amortization of land use rights

(32,040)

(28,318)

Depreciation and amortization

(130,705)

(132,128)

Property charges and others

(3,697)

(3,616)

Total operating costs and expenses

(2,063,228)

(1,719,593)

OPERATING INCOME

$376,724

$245,777

70 INTERIM REPORT 2013 Melco Crown Entertainment Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Six Months Ended June 30,

2013

2012

NON-OPERATING EXPENSES

Interest income

$2,054

$5,314

Interest expenses, net of capitalized interest

(82,532)

(51,376)

Change in fair value of interest rate swap agreements

—

363

Amortization of deferred financing costs

(9,227)

(6,324)

Loan commitment fees

(11,566)

(658)

Foreign exchange (loss) gain, net

(9,822)

1,639

Other income, net

360

1,134

Loss on extinguishment of debt (Note 8)

(50,935)

—

Costs associated with debt modification

(Note 8)

(10,538)

—

Total non-operating expenses

(172,206)

(49,908)

INCOME BEFORE INCOME TAX

204,518

195,869

INCOME TAX CREDIT (Note 12)

1,356

1,042

NET INCOME

205,874

196,911

NET LOSS ATTRIBUTABLE TO

NONCONTROLLING INTERESTS

28,947

7,442

NET INCOME ATTRIBUTABLE TO

MELCO CROWN ENTERTAINMENT LIMITED

$234,821

$204,353

NET INCOME ATTRIBUTABLE TO

MELCO CROWN ENTERTAINMENT LIMITED

PER SHARE:

Basic

$0.142

$0.124

Diluted

$0.141

$0.123

WEIGHTED AVERAGE SHARES USED IN

NET INCOME ATTRIBUTABLE TO

MELCO CROWN ENTERTAINMENT LIMITED

PER SHARE CALCULATION:

Basic

1,648,598,729

1,644,388,593

Diluted

1,662,965,016

1,657,367,600

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Melco Crown Entertainment Limited INTERIM REPORT 2013 71

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

Six Months Ended June 30,

2013

2012

Net income

$205,874

$196,911

Other comprehensive (loss) income:

Foreign currency translation adjustment

(8,474)

55

Change in fair value of forward exchange rate contracts

—

15

Reclassification to earnings upon settlement of forward exchange rate contracts

—

(67)

Other comprehensive (loss) income

(8,474)

3

Total comprehensive income

197,400

196,914

Comprehensive loss attributable to noncontrolling interests

28,947

7,442

Comprehensive income attributable to Melco Crown Entertainment Limited

$226,347

$204,356

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

72 INTERIM REPORT 2013 Melco Crown Entertainment Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

Melco Crown Entertainment Limited Shareholders’ Equity

Ordinary Shares Shares Amount

Treasury Shares Shares Amount (Note)

Additional Paid-in Capital

Accumulated Other Comprehensive Losses

(Accumulated Losses) Retained Earnings

Noncontrolling Interests

Total Equity

BALANCE AT JANUARY 1, 2012

1,653,101,002

$16,531

(10,552,328)

$(106)

$3,223,274

$(1,034)

$(282,510)

$231,497

$3,187,652

Net income (loss) for the period

—

—

—

—

—

—

204,353

(7,442)

196,911

Capital contribution from noncontrolling interests

—

—

—

—

—

—

—

60,000

60,000

Foreign currency translation adjustment

—

—

—

—

—

55

—

—

55

Change in fair value of forward exchange rate contracts

—

—

—

—

—

15

—

—

15

Reclassification to earnings upon settlement of forward exchange rate contracts

—

—

—

—

—

(67)

—

—

(67)

Share-based compensation (Note 13)

—

—

—

—

4,032

—

—

—

4,032

Shares issued for future vesting of restricted shares and exercise of share options (Note 11)

4,014,298

40

(4,014,298)

(40)

—

—

—

—

—

Issuance of shares for restricted shares vested (Note 11)

—

—

1,201,634

12

(12)

—

—

—

—

Exercise of share options (Note 11)

—

—

2,152,968

22

2,559

—

—

—

2,581

BALANCE AT JUNE 30, 2012

1,657,115,300

$16,571

(11,212,024)

$(112)

$3,229,853

$(1,031)

$(78,157)

$284,055

$3,451,179

Melco Crown Entertainment Limited INTERIM REPORT 2013 73

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Melco Crown Entertainment Limited Shareholders' Equity								
	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	(Accumulated Losses) Retained Earnings	Noncontrolling Interests	Total Equity
	Shares	Amount	Shares (Note)	Amount					
BALANCE AT JANUARY 1, 2013	1,658,059,295	$ 16,581	(11,267,038)	$ (113)	$ 3,235,835	$ (1,057)	$ 134,693	$ 354,817	$ 3,740,756
Net income (loss) for the period	–	–	–	–	–	–	234,821	(28,947)	205,874
Capital contribution from noncontrolling interests	–	–	–	–	–	–	–	56,000	56,000
Foreign currency translation adjustment	–	–	–	–	–	(8,474)	–	(5,909)	(14,383)
Shares purchased under trust arrangement for future vesting of restricted shares (Note 11)	–	–	(1,020,000)	(7,988)	–	–	–	–	(7,988)
Transfer of shares purchased under trust arrangement for restricted shares vested (Note 11)	–	–	378,579	2,965	(2,965)	–	–	–	–
Share-based compensation (Note 13)	–	–	–	–	5,126	–	–	15	5,141
Shares issued for future vesting of restricted shares and exercise of share options (Note 11)	4,068,780	40	(4,068,780)	(40)	–	–	–	–	–
Issuance of shares for restricted shares vested (Note 11)	–	–	1,297,902	13	(13)	–	–	–	–
Exercise of share options (Note 11)	–	–	2,128,617	21	3,652	–	–	–	3,673
Change in shareholding of the Philippines subsidiaries (Note 19)	–	–	–	–	227,535	–	–	110,926	338,461
BALANCE AT JUNE 30, 2013	1,662,128,075	$ 16,621	(12,550,720)	$ (5,142)	$ 3,469,170	$ (9,531)	$ 369,514	$ 486,902	$ 4,327,534

Note: The treasury shares represent i) new shares issued by the Company and held by the depository bank to facilitate the administration and operations of the Company's share incentive plans, and are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; and ii) the shares purchased under trust arrangement and held by a trustee to facilitate the future vesting of restricted shares in selected Directors, employees and consultants under the 2011 Share Incentive Plan.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

74 INTERIM REPORT 2013 Melco Crown Entertainment Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

Six Months Ended June 30,

2013

2012

CASH FLOWS FROM OPERATING ACTIVITIES

Net cash provided by operating activities

$519,709

$394,770

CASH FLOWS FROM INVESTING ACTIVITIES

Payment for capitalized construction costs

(127,446)

(32,625)

Payment for acquisition of property and equipment

(39,773)

(47,321)

Advance payments for construction costs

(38,560)

—

Payment for land use rights

(30,364)

(43,310)

Payment for contract acquisition costs

(27,707)

—

Payment for security deposit

(4,293)

—

Deposits for acquisition of property and equipment

(2,331)

(59,444)

Payment for entertainment production costs

(2,177)

(1,180)

Net payment for acquisition of assets and liabilities

—

(2,509)

Proceeds from sale of property and equipment

123

81

Changes in restricted cash

334,124

—

Net cash provided by (used in) investing activities

61,596

(186,308)

CASH FLOWS FROM FINANCING ACTIVITIES

Principal payments on long-term debt

(1,536,754)

—

Payment of deferred financing costs

(126,633)

(257)

Prepayment of deferred financing costs

(52,885)

—

Purchase of shares under trust arrangement for future vesting of restricted shares

(6,960)

—

Proceeds from exercise of share options

1,092

2,710

Capital contribution from noncontrolling interests

56,000

60,000

Net proceeds from issuance of shares of a subsidiary

338,981

—

Proceeds from long-term debt

1,000,000

43,000

Net cash (used in) provided by financing activities

$(327,159)

$105,453

Melco Crown Entertainment Limited INTERIM REPORT 2013 75

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Six Months Ended June 30,

2013

2012

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS

$(4,295)

$787

NET INCREASE IN CASH AND CASH EQUIVALENTS

249,851

314,702

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD

1,709,209

1,158,024

CASH AND CASH EQUIVALENTS AT END OF PERIOD

$1,959,060

$1,472,726

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS

Cash paid for interest

(net of capitalized interest)

$(66,300)

$(44,767)

Cash paid for tax (net of refunds)

$(193)

$(235)

NON-CASH INVESTING ACTIVITIES

Costs of property and equipment funded through capital lease obligation

$287,396

$—

Costs of property and equipment funded through accrued expenses and other current liabilities

$6,281

$12,418

Construction costs funded through accrued expenses and other current liabilities, other long-term liabilities and capital lease obligation

$51,505

$12,054

Land use right costs funded through accrued expenses and other current liabilities and land use rights payable

$25,793

$71,499

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

76 INTERIM REPORT 2013 Melco Crown Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. COMPANY INFORMATION

Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands on December 17, 2004 and completed an initial public offering of its ordinary shares in the United States of America in December 2006. The Company’s American depository shares (“ADS”) are traded on the NASDAQ Global Select Market under the symbol “MPEL”. On December 7, 2011, the Company completed a dual primary listing in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and listed its ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) by way of introduction, under the stock code of “6883”.

The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, and through licensed subsidiaries, operator of casino gaming and entertainment resort facilities in Asia. The Group currently operates Altira Macau, a casino hotel located at Taipa, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), City of Dreams, an integrated urban casino resort located at Cotai, Macau and Taipa Square Casino, a casino located at Taipa, Macau. The Group business also includes the Mocha Clubs, which comprise the non-casino based operations of electronic gaming machines in Macau. The Group is also developing Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation (“MCP”), an indirect majority owned subsidiary of the Company whose shares are listed on the Philippines Stock Exchange (the “PSE”) under the stock code of “MCP” together with MCP’s subsidiaries (collectively referred to as the “MCP Group”), has been cooperating with certain Philippine Parties as defined in Note 14(a) to develop and operate a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila (the “Philippines Project”).

As of June 30, 2013, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in Hong Kong, and Crown Limited (“Crown”), an Australian-listed corporation.

Melco Crown Entertainment Limited INTERIM REPORT 2013 77

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (a) Basis of Preparation and Principles of Consolidation

The unaudited condensed consolidated financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and include applicable disclosures required by the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

The results of operations for the six months ended June 30, 2013 are not necessarily indicative of the results for the full year. The financial information as of December 31, 2012 presented in the unaudited condensed consolidated financial statements are derived from the Company’s audited consolidated financial statements as of December 31, 2012.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2012. In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments consisting only of normal recurring adjustments, which are necessary for a fair presentation of financial results of such periods.

(b) Restricted Cash

The current portion of restricted cash represents those cash deposited into bank accounts which are restricted as to withdrawal and use and the Group expected those fund will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents those fund will not be released or utilized within the next twelve months. Restricted cash as of June 30, 2013 comprises of i) bank accounts that are restricted for withdrawal and for payment of Studio City project costs in accordance with the terms of the $825,000 8.5% senior notes, due 2020 (the “Studio City Notes”) and other associated agreements; ii) a subsidiary’s Taiwan branch office’s deposit account in Taiwan which was frozen by the Taiwanese authorities in January 2013 for investigation of certain alleged violations of Taiwan banking laws by certain employees of the Taiwan branch office and to prevent the dissipation of any potential personal gains made by these employees from such alleged violations; and iii) cash in escrow account, which was setup in March 2013, that is restricted for payment of the Philippines Project in accordance with the terms of the provisional license (the “Provisional License”) as disclosed in Note 14(a) issued by the Philippine Amusement and Gaming Corporation (“PAGCOR”). The restricted cash for proceeds on the Renminbi (“RMB”) 2,300,000,000 3.75% bonds due 2013 (the “RMB Bonds”) deposited into a bank account for securing a Hong Kong dollar deposit-linked loan facility (the “Deposit-Linked Loan”) was released upon prepayment in full of the Deposit-Linked Loan by the Group on March 4, 2013 as disclosed in Note 8.

78 INTERIM REPORT 2013 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Accounts Receivable and Credit Risk

Financial instruments that are potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including to its gaming promoters in Macau, which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set-off when required. As of June 30, 2013 and December 31, 2012, a substantial portion of the Group’s markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of June 30, 2013 and December 31, 2012, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(d) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Impairment losses and gains or losses on dispositions of property and equipment are included in operating income. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of the Group’s casino gaming and entertainment resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period.

Melco Crown Entertainment Limited INTERIM REPORT 2013 79

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Property and Equipment (continued)

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. Estimated useful lives are as follows:

Classification

Estimated Useful Life

Buildings

7 to 25 years or over the term of the land use right agreement, whichever is shorter

Building under capital lease

25 years or over the term of the lease agreement, whichever is shorter

Aircraft

10 years

Leasehold improvements

5 to 10 years or over the lease term, whichever is shorter

Furniture, fixtures and equipment

2 to 10 years

Motor vehicles

5 years

Plant and gaming machinery 3 to 5 years

(e) Gaming Taxes

The Group is subject to taxes based on gross gaming revenue in Macau. These gaming taxes are determined from an assessment of the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the unaudited condensed consolidated statements of operations. These taxes totaled $1,199,672 and $974,304 for the six months ended June 30, 2013 and 2012, respectively.

(f) Share-based Compensation Expenses

The Company issued restricted shares and share options under its share incentive plans during the six months ended June 30, 2013 and 2012. During the six months ended June 30, 2013, the Company’s subsidiary, MCP, adopted a share incentive plan (the “MCP Share Incentive Plan”) and issued restricted shares and share options to purchase common shares of MCP.

80 INTERIM REPORT 2013 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Share-based Compensation Expenses (continued)

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes that cost over the service period. Compensation is attributed to the periods of associated service and such expense is being recognized on a straight-line basis over the vesting period of the awards. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate.

Further information on the Group’s share-based compensation arrangements is included in Note 13.

(g) Net Income Attributable to the Company Per Share

Basic net income attributable to the Company per share is calculated by dividing the net income attributable to the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted net income attributable to the Company per share is calculated by dividing the net income attributable to the Company by the weighted average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards.

Melco Crown Entertainment Limited INTERIM REPORT 2013 81

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Net Income Attributable to the Company Per Share (continued)

The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income attributable to the Company per share consisted of the following:

Six Months Ended June 30,

2013

2012

Weighted average number of ordinary shares outstanding used in the calculation of basic net income attributable to the Company per share

1,648,598,729

1,644,388,593

Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method

14,366,287

12,979,007

Weighted average number of ordinary shares outstanding used in the calculation of diluted net income attributable to the Company per share

1,662,965,016

1,657,367,600

During the six months ended June 30, 2013 and 2012, 1,366,161 and 2,191,230 outstanding share options as of June 30, 2013 and 2012, respectively, were excluded from the computation of diluted net income attributable to the Company per share as their effect would have been anti-dilutive.

82 INTERIM REPORT 2013 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Recent Changes in Accounting Standards

Newly adopted accounting pronouncements

In July 2012, the Financial Accounting Standards Board (“FASB”) issued amended accounting guidance to simplify testing indefinite-lived intangible assets, other than goodwill, for impairment. The amended guidance allows companies to perform a qualitative assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is “more-likely-than-not” that the asset is impaired. The adoption of this amended standard was effective for the Group as of January 1, 2013 and did not have a material impact on the Group’s unaudited condensed consolidated financial results or disclosures.

In February 2013, the FASB issued authoritative guidance on the reporting of reclassifications out of accumulated other comprehensive income. The guidance requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount is reclassified to net income in its entirety in the same reporting period. The adoption of this guidance was effective for the Group as of January 1, 2013 and did not have a material effect on the Group’s unaudited condensed consolidated financial results or disclosures.

Melco Crown Entertainment Limited INTERIM REPORT 2013 83

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Recent Changes in Accounting Standards (continued)

Recent accounting pronouncement not yet adopted

In February 2013, the FASB issued an authoritative pronouncement related to obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The pronouncement provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this pronouncement is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this pronouncement also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for interim and fiscal years beginning after December 15, 2013, with early adoption permitted. The amendments in this Accounting Standards Updates should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the scope that exist at the beginning of an entity’s fiscal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in this pronouncement) and should disclose that fact. The Group is assessing the impact of the adoption of this amended guidance.

In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The adoption of this amended guidance is not expected to have a material impact on the Group’s unaudited condensed consolidated financial results or disclosures.

84 INTERIM REPORT 2013 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Recent Changes in Accounting Standards (continued)

Recent accounting pronouncement not yet adopted (continued)

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments require an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments are effective for interim and fiscal years beginning after December 15, 2013, with early adoption permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this amended guidance is not expected to have a material impact on the Group’s unaudited condensed consolidated financial results or disclosures.

3. ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

June 30, 2013

December 31, 2012

Casino

$410,676

$426,796

Hotel

911

2,390

Other

5,584

5,007

Sub-total

$417,171

$434,193

Less: allowance for doubtful debts

(122,097)

(113,264)

$295,074

$320,929

Melco Crown Entertainment Limited INTERIM REPORT 2013 85

3. ACCOUNTS RECEIVABLE, NET (CONTINUED)

The Group grants unsecured credit lines to gaming promoters based on pre-approved credit limits. The Group typically issues markers to gaming promoters with a credit period of 30 days. There are some gaming promoters for whom credit is granted on a revolving basis based on the Group’s monthly credit risk assessment of such gaming promoters. Credit lines granted to all gaming promoters are subject to monthly review and settlement procedures. For other approved casino customers, the Group typically allows a credit period of 14 days to 28 days on issuance of markers following investigations of creditworthiness. An extended repayment term of typically 90 days may be offered to casino customers with large gaming losses and established credit history. The following is an analysis of accounts receivable by age presented based on payment due date, net of allowance:

June 30, 2013

December 31, 2012

Current

$209,479

$227,534

1–30 days

47,107

51,207

31–60 days

10,042

9,842

61–90 days

6,038

1,941

Over 90 days

22,408

30,405

$295,074

$320,929

4. PROPERTY AND EQUIPMENT, NET

June 30, 2013

December 31, 2012

Cost

Buildings

$2,712,563

$2,439,083

Furniture, fixtures and equipment

442,299

430,941

Leasehold improvements

254,102

232,526

Plant and gaming machinery

165,068

153,660

Aircraft

54,632

54,632

Motor vehicles

8,440

7,629

Sub-total

$3,637,104

$3,318,471

Less: accumulated depreciation

(1,097,378)

(973,189)

Sub-total

$2,539,726

$2,345,282

Construction in progress

477,062

338,812

Property and equipment, net

$3,016,788

$2,684,094

86 INTERIM REPORT 2013 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

4. PROPERTY AND EQUIPMENT, NET (CONTINUED)

As of June 30, 2013, the costs of buildings included $288,978 (approximately Philippine Peso (“PHP”) 11.8 billion) for building under capital lease which represents the lease of certain of the building structures for the Philippines Project. Further information of the lease arrangement is included in Note 9.

5. LAND USE RIGHTS, NET

June 30, 2013

December 31, 2012

Altira Macau — Medium-term lease

(“Taipa Land”)

$146,434

$143,985

City of Dreams — Medium-term lease

(“Cotai Land”)

399,466

376,122

Studio City — Medium-term lease

(“Studio City Land”)

653,564

653,564

$1,199,464

$1,173,671

Less: accumulated amortization

(215,727)

(183,687)

Land use rights, net

$983,737

$989,984

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis. The expiry dates of the leases of the land use rights of Altira Macau, City of Dreams and Studio City are March 2031, August 2033 and October 2026, respectively.

In January 2013, the Group recognized an additional land premium of approximately $2,449 for Taipa Land upon Altira Developments Limited (“Altira Developments”), an indirect subsidiary of the Company, accepted the initial terms for the revision of the land concession contract issued by the Macau Government further to an amendment request applied by Altira Developments in 2012 for an increase of the total gross floor area, to reflect the construction plans approved by the Macau Government and to enable the final registration of the Taipa Land. In June 2013, the Macau Government issued the final amendment proposal for the revision of the land concession contract for Taipa Land to Altira Developments.

On July 16, 2013, Altira Developments accepted the final amendment proposal for the revision of the land concession contract for Taipa Land, further details is disclosed in Note 20.

Melco Crown Entertainment Limited INTERIM REPORT 2013 87

5. LAND USE RIGHTS, NET (CONTINUED)

In March 2013, the Group recognized an additional land premium of approximately $23,344 for Cotai Land upon Melco Crown (COD) Developments Limited (“Melco Crown (COD) Developments”), an indirect subsidiary of the Company and Melco Crown (Macau) Limited (“Melco Crown Macau”) accepted the land grant amendment proposal for the land concession contract of the Cotai Land, issued by the Macau Government in February 2013 further to an amendment request applied by Melco Crown (COD) Developments in 2011, such amendment proposal contemplating the development of an additional five-star hotel areas in replacement of the four-star apartment hotel areas currently contemplated in such land grant, and to the extension of the development period of the City of Dreams land grant until the date falling four years after publication of the amendment in the Macau official gazette.

The land grant amendments process for the Taipa Land and Cotai Land will be completed following the publication in the Macau official gazette of these amendments. Further details on the revised land amendment for the Taipa Land and the proposed land amendment for the Cotai Land are included in Note 15(c).

6. ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable presented based on payment due date:

June 30, 2013

December 31, 2012

Within 30 days

$7,829

$10,786

31–60 days

536

1,157

61–90 days

283

1,289

Over 90 days

1,042

513

$9,690

$13,745

88 INTERIM REPORT 2013 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

June 30, 2013

December 31, 2012

Construction costs payable

$59,215

$61,350

Customer deposits and ticket sales

48,913

72,141

Gaming tax accruals

210,308

197,577

Interest expenses payable

32,111

20,254

Land use rights payable

57,022

53,000

Operating expense and other accruals

121,463

119,584

Other gaming related accruals

25,663

24,524

Outstanding gaming chips and tokens

305,852

278,167

Payables for acquisition of assets and liabilities

24,892

24,244

$885,439

$850,841

8. LONG-TERM DEBT

Long-term debt consisted of the following:

June 30, 2013

December 31, 2012

$1,000,000 5% senior notes, due 2021

(the “2013 Senior Notes”)

$1,000,000

$—

Studio City Notes

825,000

825,000

The senior secured credit facilities as amended on June 30, 2011 (the “2011

Credit Facilities”)

802,241

1,014,729

$43,000 term loan facility for aircraft purchase (the “Aircraft Term Loan”)

37,434

40,245

$600,000 10.25% senior notes, due 2018

(the “2010 Senior Notes”)(1)

—

593,967

RMB Bonds

—

367,645

Deposit-Linked Loan

—

353,278

$2,664,675

$3,194,864

Current portion of long-term debt

(262,477)

(854,940)

$2,402,198

$2,339,924

Note:

(1) Net of unamortized issue discount for the 2010 Senior Notes of approximately $6,033 as of December 31, 2012.

Melco Crown Entertainment Limited INTERIM REPORT 2013 89

8. LONG-TERM DEBT (CONTINUED) 2013 Senior Notes

On February 7, 2013, MCE Finance Limited (“MCE Finance”, a wholly-owned subsidiary of the Company) issued and listed the 2013 Senior Notes and priced at 100% at par on the Official List of Singapore Exchange Securities Trading Limited. The 2013 Senior Notes are general obligations of MCE Finance, rank equally in right of payment to all existing and future senior indebtedness of MCE Finance and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Finance and effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. Certain subsidiaries of MCE Finance (the “2013 Senior Notes Guarantors”) jointly, severally and unconditionally guarantee the 2013 Senior Notes on a senior basis. The guarantees are joint and several general obligations of the 2013 Senior Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2013 Senior Notes Guarantors, and rank senior in right of payment to any existing and future subordinated indebtedness of the 2013 Senior Notes Guarantors. The 2013 Senior Notes mature on February 15, 2021. Interest on the 2013 Senior Notes is accrued at a rate of 5% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year, commencing on August 15, 2013.

The net proceeds from the offering of the 2013 Senior Notes, after deducting the underwriting commissions and other expenses of approximately $14,500, was approximately $985,500. The Group used part of the net proceeds from the offering to repurchase in full the 2010 Senior Notes of $600,000, to fund the related redemption costs of the 2010 Senior Notes of $102,497 and other debt issuance cost of the 2013 Senior Notes and to partially fund the early redemption of the RMB Bonds on March 11, 2013. Further details of the repurchase of the 2010 Senior Notes and early redemption of the RMB Bonds are described below under the 2010 Senior Notes and RMB Bonds. As a result, in accordance with the applicable accounting standards, the Group recorded a $50,256 loss on extinguishment of debt in the unaudited condensed consolidated statement of operations for the six months ended June 30, 2013 which comprised the portion of the redemption costs of $38,949, write off of respective portion of unamortized deferred financing costs of $9,041 and unamortized issue discount of $2,266 related to the 2010 Senior Notes and recorded $10,538 costs associated with debt modification in the unaudited condensed consolidated statement of operations for the six months ended June 30, 2013 which represented the portion of the underwriting fee and other third-party costs incurred in connection with the issuance of the 2013 Senior Notes. The remaining portion of the underwriting fee and other third-party costs of $6,523 were capitalized as deferred financing costs.

90 INTERIM REPORT 2013 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

8. LONG-TERM DEBT (CONTINUED) 2013 Senior Notes (continued)

MCE Finance has the option to redeem all or a portion of the 2013 Senior Notes at any time prior to February 15, 2016, at a “make-whole” redemption price. Thereafter, MCE Finance has the option to redeem all or a portion of the 2013 Senior Notes at any time at fixed prices that decline ratably over time.

The indenture governing the 2013 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCE Finance and its restricted subsidiaries’ ability to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger.

There are provisions under the indenture of the 2013 Senior Notes that limit or prohibit certain payments of dividends and other distributions by MCE Finance and its respective restricted subsidiaries to the Company or persons who are not MCE Finance or members of MCE Finance respective restricted subsidiaries, subject to certain exceptions and conditions.

2010 Senior Notes

On January 28, 2013, MCE Finance made a cash tender offer to repurchase the 2010 Senior Notes at a cash consideration plus accrued interest and also solicited consents to amend the terms of the 2010 Senior Notes to substantially remove the debt incurrence, restricted payment and other restrictive covenants (the “Tender Offer”). Closing of the Tender Offer and consent solicitation were conditioned upon MCE Finance receiving net proceeds from offering of the 2013 Senior Notes (as described above) in an amount sufficient to repurchase the tendered 2010 Senior Notes and related fees and expenses and other general conditions. The Tender Offer expired on February 26, 2013 and $599,135 aggregate principal amount of the 2010 Senior Notes were tendered. On February 27, 2013, MCE Finance elected to redeem the remaining outstanding 2010 Senior Notes in aggregate principal amount of $865 on March 28, 2013, at a price equal to 100% of the principal amount outstanding plus applicable premium as of, and accrued and unpaid interest to March 28, 2013. The accounting for the total redemption costs of $102,497, unamortized deferred financing costs of $23,793 and unamortized issue discount of $5,962 in relation to the 2010 Senior Notes as of the redemption date are disclosed as above under the 2013 Senior Notes.

Melco Crown Entertainment Limited INTERIM REPORT 2013 91

8. LONG-TERM DEBT (CONTINUED)

2011 Credit Facilities

On March 28, 2013, the Group repaid HK$1,653,154,470 (equivalent to $212,488) revolving credit facility (the “2011 Revolving Credit Facility”) under the 2011 Credit Facilities. As of June 30, 2013, the 2011 Revolving Credit Facility amounted to HK$3,120,720,000 (equivalent to $401,121) remains available for future draw down.

RMB Bonds

On March 11, 2013, the Company early redeemed the RMB Bonds in full in aggregate principal amount of RMB2,300,000,000 (equivalent to $368,177) together with accrued interest. The Group wrote off the unamortized deferred financing costs of $586 immediately before redemption of the RMB Bonds as loss on extinguishment of debt in the unaudited condensed consolidated statement of operations for the six months ended June 30, 2013.

Deposit-Linked Loan

On March 4, 2013, the Company prepaid in full the Deposit-Linked Loan in aggregate principal amount of HK$2,748,500,000 (equivalent to $353,278) with accrued interest and a deposit in an amount of RMB2,300,000,000 (equivalent to $368,177) from the proceeds of the RMB Bonds, for security of the Deposit-Linked Loan, was released on the same date.

92 INTERIM REPORT 2013 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

8. LONG-TERM DEBT (CONTINUED) Studio City Project Facility

On January 28, 2013, the definitive agreement of the senior secured credit facilities (the “Studio City Project Facility”) in an aggregate amount of $1,400,000 equivalent to fund the Studio City project was executed with minor changes to the terms and conditions set out in a commitment letter (the “Commitment Letter”) entered by the Company, New Cotai Investments, LLC (“New Cotai Investments”, the indirect holding company of New Cotai, LLC, the noncontrolling shareholder who owns a 40% interest in Studio City International Holdings Limited (“Studio City International”, an indirect subsidiary of the Company which holds 60% interest)) and Studio City Company Limited (“Studio City Company” or the “Studio City Borrower”, an indirect subsidiary of Studio City International which the Company holds 60% interest) with certain lenders (the “Studio City Lenders”) on October 19, 2012. The Studio City Project Facility was denominated in Hong Kong Dollars with an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) and consisted of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the “Studio City Term Loan Facility”) and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the “Studio City Revolving Credit Facility”). The Studio City Term Loan Facility matures on January 28, 2018, the date which is five years after the signing date of the definitive agreement of the Studio City Project Facility (the “Signing Date”) and is subject to quarterly amortization payments commencing on the earlier of (i) the first fiscal quarter end date falling not less than 45 months after the Signing Date and (ii) the end of the second full fiscal quarter after the opening date as defined in the Studio City Project Facility (the “Opening Date”) of the Studio City project. Amounts under the Studio City Term Loan Facility may be borrowed from and after the date that certain conditions precedent are satisfied until the date falling 18 months after the Signing Date. The Studio City Revolving Credit Facility matures on January 28, 2018, the date which is five years after the Signing Date and has no interim amortization. The Studio City Revolving Credit Facility may be utilized prior to the Opening Date for project costs by way of issue of letters of credit to a maximum of HK$387,710,000 (equivalent to $49,834), and may be borrowed in full on a revolving basis after the Opening Date. Borrowings under the Studio City Project Facility bear interest at Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the Opening Date, at which time the interest rate shall bear interest at HIBOR plus a margin ranging from 3.75% to 4.50% per annum as determined in accordance with the total leverage ratio in respect of Studio City Investments Limited (“Studio City Investments”, an indirect subsidiary of Studio City International and the immediate holding company of Studio City Company), Studio City Company and its subsidiaries (together, the “Studio City Borrowing Group”).

Melco Crown Entertainment Limited INTERIM REPORT 2013 93

8. LONG-TERM DEBT (CONTINUED)

Studio City Project Facility (continued)

The indebtedness under the Studio City Project Facility is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower). Security for the Studio City Project Facility includes a first-priority mortgage over the land where Studio City is located, such mortgage will also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; as well as other customary security. The Studio City Project Facility contains affirmative, negative and financial covenants customary to such financings.

The Studio City Borrower is required to hedge not less than 50% of the outstanding indebtedness under the Studio City Term Loan Facility by way of interest rate swap agreements, caps, collars or other agreements reasonably satisfactory to the Studio City Lenders to limit the impact of increases in interest rates on its floating rate debt, for a period of not less than three years. No hedge agreement has been entered as at June 30, 2013 as the Company has not drawn any amount from the Studio City Project Facility.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the Studio City Borrowing Group to the Company or persons who are not members of the Studio City Borrowing Group.

The Studio City Borrower is obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the Studio City Project Facility throughout the availability period, which starts from January 28, 2013, the Signing Date of the definitive agreement of the Studio City Project Facility.

In connection with the Studio City Project Facility, Studio City International procured a completion guarantee, contingent equity undertaking or similar (with a liability cap of $225,000) granted in favor of the security agent for the Studio City Project Facility to, amongst other things, pay agreed project costs (i) associated with construction of Studio City (ii) for which the agent has determined there is no other available funding. In support of such contingent equity commitment, Studio City International has agreed to either maintain letters of credit (with a liability cap of $225,000) in favor of the security agent for the Studio City Project Facility or cash collateral of $225,000.

These letters of credit or cash collateral are required to be maintained until the construction completion date of the Studio City has occurred, certain debt service reserve and accrual accounts have been funded to the required balance and the financial covenants have been complied with.

94 INTERIM REPORT 2013 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

8. LONG-TERM DEBT (CONTINUED)

Studio City Project Facility (continued)

The Studio City Borrower had no draw down on the Studio City Term Loan Facility and the Studio City Revolving Credit Facility during the six months ended June 30, 2013. As of June 30, 2013, the Studio City Term Loan Facility of HK$10,080,460,000 (equivalent to $1,295,689) and the Studio City Revolving Credit Facility of HK$775,420,000 (equivalent to $99,668) remains available for future draw down, subject to satisfaction of certain conditions precedent.

Total interest on long-term debt consisted of the following:

Six Months Ended June 30,

2013 2012

Interest for Studio City Notes $36,037 $—

Interest for 2013 Senior Notes 19,861 —

Interest for 2011 Credit Facilities 9,234 10,841

Interest for 2010 Senior Notes 6,165 30,750

Amortization of discount in connection with issuance of 2010 Senior Notes 71 390

Interest for RMB Bonds 2,610 6,794

Interest for Deposit-Linked Loan 1,728 5,073

Interest for Aircraft Term Loan 618 —

$76,324 $53,848

Interest capitalized (8,286) (4,465)

$68,038 $49,383

During the six months ended June 30, 2013 and 2012, the Group’s average borrowing rates were approximately 5.34% and 4.93% per annum, respectively.

Scheduled maturities of the long-term debt as of June 30, 2013 are as follows:

Six months ending December 31, 2013	$ 131,214
Year ending December 31, 2014	262,567
Year ending December 31, 2015	262,752
Year ending December 31, 2016	166,672
Year ending December 31, 2017	6,423
Over 2017	1,835,047
$2,664,675

Melco Crown Entertainment Limited INTERIM REPORT 2013 95

9. CAPITAL LEASE OBLIGATION

On March 13, 2013, a lease agreement (the “MCP Lease Agreement”) which was entered on October 25, 2012 between MCE Leisure (Philippines) Corporation (“MCE Leisure”, an indirect subsidiary of MCP) and Belle Corporation (“Belle”, one of the Philippine Parties as disclosed in Note 14) for lease of the land and certain of the building structures to be used in the Philippines Project, became effective upon completion of closing arrangement conditions and with minor changes from the original terms. The building structures under capital lease were capitalized at the lower of the fair value or the present value of the future minimum lease payments at lease inception.

Future minimum lease payments under capital lease obligation as of June 30, 2013 are as follows:

Six months ending December 31, 2013	$ 11,686
Year ending December 31, 2014	31,902
Year ending December 31, 2015	33,980
Year ending December 31, 2016	36,358
Year ending December 31, 2017	39,705
Over 2017	893,558
Total minimum lease payments	1,047,189
Less: amounts representing interest	(768,990)
Present value of minimum lease payments	278,199
Current portion	(25,360)
Non-current portion	$252,839

96 INTERIM REPORT 2013 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

10. FAIR VALUE MEASUREMENTS

The carrying values of cash and cash equivalents and restricted cash approximated fair value and represented a level 1 measurement. The carrying values of long-term deposits and long-term receivables approximated fair value and represented a level 2 measurement. The estimated fair value of long-term debt as of June 30, 2013 and December 31, 2012, which included the 2013 Senior Notes, the Studio City Notes, the 2011 Credit Facilities, the Aircraft Term Loan, the 2010 Senior Notes, the RMB Bonds and the Deposit-Linked Loan, were approximately $2,632,843 and $3,330,599, respectively. Fair value was estimated using quoted market prices and represented a level 1 measurement for the 2013 Senior Notes, the Studio City Notes, the 2010 Senior Notes and the RMB Bonds. Fair value for the 2011 Credit Facilities, the Aircraft Term Loan and the Deposit-Linked Loan approximated the carrying values as the instruments carried either variable interest rates or the fixed interest rate approximated the market rate and represented a level 2 measurement. Additionally, the carrying values of land use rights payable and payables for acquisition of assets and liabilities as disclosed in Note 7 approximated fair value as the instruments carried the fixed interest rate approximated the market rate and represented a level 2 measurement.

As of June 30, 2013, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the unaudited condensed consolidated financial statements. The Group’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards.

11. CAPITAL STRUCTURE

Ordinary and Treasury shares

The Company’s treasury shares represent i) new shares issued by the Company and held by the depository bank to facilitate the administration and operations of the Company’s share incentive plans, and are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; and ii) the shares purchased under a trust arrangement and held by a trustee to facilitate the future vesting of restricted shares in selected Directors, employees and consultants under the 2011 Share Incentive Plan as described in Note 13.

New shares issued by the Company

During the six months ended June 30, 2013 and 2012, the Company issued 4,068,780 and 4,014,298 ordinary shares to its depository bank for issuance to employees upon their future vesting of restricted shares and exercise of share options, respectively. The Company issued 1,297,902 and 1,201,634 of these ordinary shares to employees upon vesting of restricted shares; and 2,128,617 and 2,152,968 of these ordinary shares to employees upon their exercise of share options during the six months ended June 30, 2013 and 2012, respectively. As of June 30, 2013, the Company had a balance of 11,909,299 newly issued ordinary shares which continue to be held by the Company for future issuance upon vesting of restricted shares and exercise of share options.

Melco Crown Entertainment Limited INTERIM REPORT 2013 97

11. CAPITAL STRUCTURE (CONTINUED) Ordinary and Treasury shares (continued)

Shares purchased under a trust arrangement

On May 15, 2013, the Board of Directors of the Company authorized a trustee to purchase the Company’s ADS on NASDAQ for the purpose of satisfying its obligation to deliver ADS under its 2011 Share Incentive Plan (“Share Purchase Program”). Under the Share Purchase Program, the trustee can purchase ADS on the open market at the price range to be determined by the Company’s management from time to time. This Share Purchase Program may be terminated by the Company at any time. The purchased ADSs are to be delivered to the Directors, eligible employees and consultants upon vesting of the restricted shares.

During the six months ended June 30, 2013, the Company purchased 340,000 ADSs, equivalent to 1,020,000 ordinary shares (the “Purchased Shares”), from NASDAQ at an average market price of $23.46 per ADS or $7.82 per share, and the Company delivered 378,579 of the Purchased Shares to eligible Directors and employees to satisfy the vesting of restricted shares. As of June 30, 2013, the Company has a balance of 641,421 Purchased Shares which continue to be held by the Company under trust arrangement for future issuance upon vesting of restricted shares.

As of June 30, 2013, the Company had 1,662,128,075 and 12,550,720 issued ordinary shares and treasury shares, respectively, with 1,649,577,355 issued ordinary shares outstanding.

12. INCOME TAX CREDIT

The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the United States of America, the Philippines and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the United States of America, in the Philippines and in other jurisdictions, respectively, during the six months ended June 30, 2013 and 2012.

Pursuant to the approval notices issued by the Macau Government dated June 7, 2007, Melco Crown Macau has been exempted from Macau Complementary Tax on income generated from gaming operations for five years commencing from 2007 to 2011 and will continue to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notices issued by the Macau Government in April 2011.

98 INTERIM REPORT 2013 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

12. INCOME TAX CREDIT (CONTINUED)

During the six months ended June 30, 2013 and 2012, Melco Crown Macau reported net income and had the Group been required to pay such taxes, the Group’s unaudited consolidated net income attributable to the Company for the six months ended June 30, 2013 and 2012 would have decreased by $58,378 and $41,625, and basic and diluted net income attributable to the Company per share would have decreased by $0.035 per share for the six months ended June 30, 2013 and $0.025 per share for the six months ended June 30, 2012, respectively. Melco Crown Macau’s non-gaming profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

The provision for income tax consisted of:

Six Months Ended June 30, 2013 2012

Income tax provision for current period:

Macau Complementary Tax $139 $99

Hong Kong Profits Tax 220 497

Profits tax in other jurisdictions 63 187

Sub-total $422 $783

Under (over) provision of income tax in prior years:

Hong Kong Profits Tax $— $(1)

Profits tax in other jurisdictions 9 5

Sub-total $9 $4

Deferred tax credit:

Macau Complementary Tax $(1,690) $(1,767)

Hong Kong Profits Tax (96) (60)

Profits tax in other jurisdictions (1) (2)

Sub-total $(1,787) $(1,829)

Total income tax credit $(1,356) $(1,042)

The effective tax rates for the six months ended June 30, 2013 and 2012 were negative rates of 0.7% and 0.5%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of tax holiday granted by the Macau Government as described in the preceding paragraphs, change in valuation allowance and expense for which no income tax benefit is receivable during the six months ended June 30, 2013 and 2012.

Melco Crown Entertainment Limited INTERIM REPORT 2013 99

13. SHARE-BASED COMPENSATION

2006 Share Incentive Plan

The Group’s 2006 Share Incentive Plan was superseded by the 2011 Share Incentive Plan on December 7, 2011 and no further awards may be granted under the 2006 Share Incentive Plan on or after such date as all subsequent awards will be issued under the 2011 Share Incentive Plan. Refer below for further details of the 2011 Share Incentive Plan.

Share Options

A summary of share options activity under the 2006 Share Incentive Plan as of June 30, 2013, and changes during the six months ended June 30, 2013 are presented below:

Number of Share Options Weighted Average Exercise Price per Share Weighted Average Remaining Contractual Term Aggregate Intrinsic Value

Outstanding as at

January 1, 2013 16,832,154 $1.61

Exercised (2,073,180) 1.65

Forfeited (61,593) 1.92

Outstanding as at

June 30, 2013 14,697,381 $1.60 6.08 $86,038

Exercisable as at

June 30, 2013 12,548,286 $1.50 5.93 $74,704

A summary of share options vested and expected to vest under the 2006 Share Incentive Plan as of June 30, 2013 are presented below:

Vested

Number of Share Options Weighted Average Exercise Price per Share Weighted Average Remaining Contractual Term Aggregate Intrinsic Value

Range of exercise prices per share

($1.01–$5.06)

(Note) 12,548,286 $1.50 5.93 $74,704

Note: 2,913,489 share options vested during the six months ended June 30, 2013.

100 INTERIM REPORT 2013 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

13. SHARE-BASED COMPENSATION (CONTINUED)

2006 Share Incentive Plan (continued)

Share Options (continued)

	Expected to Vest
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share
($1.33–$2.52)	2,149,095	$2.18	6.94	$11,334

Share options of 2,073,180 were exercised and proceeds amounted to $3,413 were recognized during the six months ended June 30, 2013. The total intrinsic value of share options exercised for the six months ended June 30, 2013 was $12,040. As of June 30, 2013, there was $2,120 unrecognized compensation costs related to unvested share options under the 2006 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 0.70 year.

Restricted Shares

A summary of the status of the 2006 Share Incentive Plan’s restricted shares as of June 30, 2013, and changes during the six months ended June 30, 2013 are presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2013	2,238,885	$2.19
Vested	(1,297,902)	2.04
Forfeited	(27,921)	1.97
Unvested as at June 30, 2013	913,062	$2.42

The total fair values at date of grant of the restricted shares under the 2006 Share Incentive Plan vested during the six months ended June 30, 2013 were $2,643. As of June 30, 2013, there was $1,586 of unrecognized compensation costs related to restricted shares under the 2006 Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 0.74 year.

Melco Crown Entertainment Limited INTERIM REPORT 2013 101

13. SHARE-BASED COMPENSATION (CONTINUED) 2011 Share Incentive Plan

The Group adopted the 2011 Share Incentive Plan to promote the success and enhance the value of the Company by linking personal interests of the members of the Board, employees and consultants to those of the shareholders and by providing such individuals with incentive for outstanding performance to generate superior returns to the shareholders which became effective on December 7, 2011. Under the 2011 Share Incentive Plan, the Group may grant various share-based awards, including but not limited to, options to purchase the Company’s ordinary shares, share appreciation rights, restricted shares, etc. The term of such awards shall not exceed 10 years from the date of the grant. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan is 100,000,000 over 10 years, which could be raised up to 10% of the issued share capital upon shareholders’ approval. As of June 30, 2013, 94,688,953 shares remain available for the grant of various share-based awards under the 2011 Share Incentive Plan.

Share Options

The Group granted share options to certain personnel under the 2011 Share Incentive Plan during the six months ended June 30, 2013 with the exercise price determined at the higher of the closing price on the date of grant and the average closing price for the five trading days preceding the date of grant of the Company’s ordinary shares trading on the Hong Kong Stock Exchange. These share options became exercisable over vesting periods of three to four years. The share options granted expire 10 years after the date of grant.

The Group uses the Black-Scholes valuation model to determine the estimated fair value for each option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Expected volatility is based on the historical volatility of the Company’s ADS trading on the NASDAQ Global Select Market. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.

The fair value per option under the 2011 Share Incentive Plan was estimated at the date of grant using the following weighted average assumptions for options granted during the six months ended June 30, 2013:

Expected dividend yield	—
Expected stock price volatility	65.50%
Risk-free interest rate	0.82%
Expected average life of options (years)	5.1

102 INTERIM REPORT 2013 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

13. SHARE-BASED COMPENSATION (CONTINUED) 2011 Share Incentive Plan (continued)

Share Options (continued)

A summary of share options activity under the 2011 Share Incentive Plan as of June 30, 2013, and changes during the six months ended June 30, 2013 are presented below:

Number of Share Options Weighted Average Exercise Price per Share Weighted Average Remaining Contractual Term Aggregate Intrinsic Value

Outstanding as at

January 1, 2013 1,901,136 $4.70

Granted 1,388,793 8.42

Exercised (55,437) 4.70

Forfeited (46,080) 6.53

Outstanding as at

June 30, 2013 3,188,412 $6.29 9.23 $5,088

Exercisable as at

June 30, 2013 566,232 $4.70 8.75 $1,561

A summary of share options vested and expected to vest under the 2011 Share Incentive Plan as of June 30, 2013 are presented below:

Vested

Number of Share Options Weighted Average Exercise Price per Share Weighted Average Remaining Contractual Term Aggregate Intrinsic Value

Exercise prices per share ($4.70)

(Note) 566,232 $4.70 8.75 $1,561

Note: 621,669 share options vested during the six months ended June 30, 2013.

Melco Crown Entertainment Limited INTERIM REPORT 2013 103

13. SHARE-BASED COMPENSATION (CONTINUED)

2011 Share Incentive Plan (continued)

Share Options (continued)

	Expected to Vest
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share
($4.70–$8.42)	2,622,180	$6.64	9.33	$3,527

The weighted average fair value of share options granted under the 2011 Share Incentive Plan during the six months ended June 30, 2013 and 2012 were $4.50 and $2.44, respectively. Share options of 55,437 was exercised and proceeds amounted to $260 was recognized during the six months ended June 30, 2013. The total intrinsic value of share options exercised for the six months ended June 30, 2013 was $153. No share option was exercised during the six months ended June 30, 2012. As of June 30, 2013, there was $8,499 unrecognized compensation costs related to unvested share options under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 2.52 years.

Restricted Shares

The Group has also granted restricted shares to certain personnel under the 2011 Share Incentive Plan during the six months ended June 30, 2013. These restricted shares have vesting periods of three to four years. The grant date fair value is determined with reference to the market closing price of the Company’s ADS trading on the NASDAQ Global Select Market at the date of grant.

A summary of the status of the 2011 Share Incentive Plan’s restricted shares as of June 30, 2013, and changes during the six months ended June 30, 2013 are presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2013	1,153,890	$4.43
Granted	817,068	8.27
Vested	(378,579)	4.43
Forfeited	(23,043)	6.32
Unvested as at June 30, 2013	1,569,336	$6.40

104 INTERIM REPORT 2013 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

13. SHARE-BASED COMPENSATION (CONTINUED) 2011 Share Incentive Plan (continued)

Restricted Shares (continued)

The total fair values at date of grant of the restricted shares under the 2011 Share Incentive Plan vested during the six months ended June 30, 2013 and 2012 were $1,676 and nil, respectively. As of June 30, 2013, there was $9,258 unrecognized compensation costs related to restricted shares under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 2.52 years.

MCP Share Incentive Plan

MCP operates the MCP Share Incentive Plan to promote the success and enhance the value of MCP, by linking personal interests of members of the Board, employees and consultants of MCP, its subsidiaries, holding companies and affiliated companies by providing such individuals with an incentive for outstanding performance to generate superior returns to the stockholders. The MCP Share Incentive Plan, with amendments, was approved by MCP shareholders at the annual stockholders meeting held, and became effective, on June 21, 2013. The MCP Share Incentive Plan was also approved by the Company’s shareholders at its extraordinary general meeting on June 21, 2013. The Philippine Securities and Exchange Commission approved such amendments on June 24, 2013. Under the MCP Share Incentive Plan, MCP may grant various share based awards, including but not limited to, options to purchase the MCP shares, restricted shares, share appreciation rights and other types of awards. The term of such awards shall not exceed 10 years from the date of grant. The maximum aggregate number of shares which may be issued pursuant to all awards under the MCP Share Incentive Plan is 442,630,330 shares and with up to 5% of the issued capital stock of MCP from time to time over 10 years. As of June 30, 2013, 40,075,662 MCP shares remain available for the grant of various share based awards under the MCP Share Incentive Plan.

Share Options

MCP granted share options to certain personnel under the MCP Share Incentive Plan during the six months ended June 30, 2013 with the exercise price determined at the higher of the closing price of MCP shares on the date of grant and the average closing price for the five trading days preceding the date of grant. These share options became exercisable over a vesting period of three years, with the first year vesting on 30 days after the opening of the Philippines Project. The share options granted expire 10 years after the date of grant.

Melco Crown Entertainment Limited INTERIM REPORT 2013 105

13. SHARE-BASED COMPENSATION (CONTINUED)

MCP Share Incentive Plan (continued)

Share Options (continued)

MCP uses the Black-Scholes valuation model to determine the estimated fair value for each option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Expected volatility is based on the historical volatility of a peer group of publicly traded companies. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the Philippine Government bond yield at the time of grant for the period equal to the expected term.

The fair value per option under the MCP Share Incentive Plan was estimated at the date of grant using the following weighted average assumptions for options granted during the six months ended June 30, 2013:

Expected dividend yield	—
Expected stock price volatility	45.00%
Risk-free interest rate	3.73%
Expected average life of options (years)	5.0

A summary of share options activity under the MCP Share Incentive Plan as of June 30, 2013, and changes during the six months ended June 30, 2013 are presented below:

	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as at
January 1, 2013	—	$—
Granted	120,826,336	0.19
Outstanding as at
June 30, 2013	120,826,336	$0.19	9.99	$—

As of June 30, 2013, no share options granted under the MCP Share Incentive Plan were vested and exercisable.

106 INTERIM REPORT 2013 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

13. SHARE-BASED COMPENSATION (CONTINUED)

MCP Share Incentive Plan (continued)

Share Options (continued)

A summary of share options expected to vest under the MCP Share Incentive Plan as of June 30, 2013 are presented below:

	Expected to Vest
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Exercise price per share	120,826,336	$0.19	9.99	$—

The weighted average fair value of share options granted under the MCP Share Incentive Plan during the six months ended June 30, 2013 was $0.09. As of June 30, 2013, there was $10,247 unrecognized compensation costs related to unvested share options under the MCP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 2.83 years.

Restricted Shares

MCP has also granted restricted shares to certain personnel under the MCP Share Incentive Plan during the six months ended June 30, 2013. These restricted shares have a vesting period of three years, with the first year vesting on 30 days after the opening of the Philippines Project. The grant date fair value is determined with reference to the market closing price of the MCP’s common share at the date of grant.

A summary of the status of the MCP Share Incentive Plan’s restricted shares as of June 30, 2013, and changes during the six months ended June 30, 2013 are presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2013	—	$—
Granted	60,413,167	0.19
Unvested as at June 30, 2013	60,413,167	$0.19

Melco Crown Entertainment Limited INTERIM REPORT 2013 107

13. SHARE-BASED COMPENSATION (CONTINUED)

MCP Share Incentive Plan (continued)

Restricted Shares (continued)

No restricted shares under the MCP Share Incentive Plan were vested during the six months ended June 30, 2013. As of June 30, 2013, there was $11,568 unrecognized compensation costs related to restricted shares under the MCP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 2.83 years.

The impact of share options and restricted shares for the six months ended June 30, 2013 and 2012 recognized in the unaudited condensed consolidated financial statements were as follows:

	Six Months Ended June 30,
	2013	2012
2006 Share Incentive Plan
Share options	$1,728	$1,967
Restricted shares	1,120	1,228
2011 Share Incentive Plan
Share options	1,061	399
Restricted shares	1,168	438
MCP Share Incentive Plan
Share options	30	—
Restricted shares	33	—
Total share-based compensation expenses	$5,140	$4,032

108 INTERIM REPORT 2013 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

14. PROVISIONAL LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MCP LEASE AGREEMENT

FOR THE PHILIPPINES PROJECT

(a) Provisional License

On December 12, 2008, PAGCOR issued the Provisional License for the development of the Philippines Project to certain Philippine parties including SM Investments Corporation, SM Land, Inc., SM Hotels and Conventions Corporation (formerly SM Hotels Corporation), SM Commercial Properties, Inc. and SM Development Corporation (collectively the “SM Group”) and PremiumLeisure and Amusement, Inc. (“PLAI”). On November 23, 2011, PAGCOR approved the inclusion of Belle as a licensee under the Provisional License. SM Group, Belle and PLAI are collectively referred to as the “Philippine Parties”. On October 25, 2012, further to the Cooperation Agreement as mentioned in item (b) below, PAGCOR acknowledged the inclusion of, amongst others, MCE Leisure as a co-licensee, as well as the “special purpose entity”, to take effect as of the effective date of the Cooperation Agreement, allowing MCE Leisure to be the operator to operate the casino business and as representative for itself and on behalf of the other co-licensees under the Provisional License in their dealings with PAGCOR. The Cooperation Agreement became effective on March 13, 2013, the date on which closing under the Closing Arrangement Agreement as mentioned in item (b) below occurred. As a result, MCE Holdings (Philippines) Corporation, a direct subsidiary of MCP and its subsidiaries (collectively the “MCE Holdings Group”) and the Philippine Parties together became co-licensees (the “Licensees”) under the Provisional License granted by PAGCOR for the establishment and operation of the Philippines Project. The Provisional License, as well as any regular license to be issued to replace it upon satisfaction of certain conditions, is concurrent with section 13 of Presidential Decree No. 1869, will expire on July 11, 2033. Further details of the terms and commitments under the Provisional License are included in Note 15(c).

(b) Cooperation Agreement

On March 13, 2013, a closing arrangement agreement (the “Closing Arrangement Agreement”) which was entered on October 25, 2012 between MCE Holdings Group and certain MCE’s subsidiaries and the Philippine Parties for the Philippines Project became effective (i.e. the date on which the conditions to closing under the Closing Arrangement Agreement were fulfilled or waived). Further to the closing of the Closing Arrangement Agreement, a cooperation agreement (the “Cooperation Agreement”) and other related arrangements which were entered on October 25, 2012 between MCE Holdings Group and the Philippine Parties became effective on the same date, with minor changes to the original terms (except for certain provisions which were effective on signing).

Melco Crown Entertainment Limited INTERIM REPORT 2013 109

14. PROVISIONAL LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MCP LEASE AGREEMENT

FOR THE PHILIPPINES PROJECT (CONTINUED)

(b) Cooperation Agreement (continued)

The Cooperation Agreement governs the relationship and the rights and obligations of the Licensees. Under the Cooperation Agreement, MCE Leisure has been designated as the operator to operate the Philippines Project and appointed as the sole and exclusive representative of the Licensees in connection with the Provisional License and the operation and management of the Philippines Project until the expiry of the Provisional License (currently expected to be on July 11, 2033) (unless terminated earlier in accordance with its terms). Further details of the commitment under the Cooperation Agreement are included in Note 15(c).

(c) Operating Agreement

On March 13, 2013, the Licensees entered into an operating agreement (the “Operating Agreement”) which governs the operation and management of the Philippines Project by MCE Leisure. The Operating Agreement was effective as at March 13, 2013 and ends on the date of expiry of the Provisional License (as that License is extended, restored or renewed), unless terminated earlier in accordance with the terms of the Operating Agreement. The Provisional License is currently scheduled to expire on July 11, 2033. Under the Operating Agreement, MCE Leisure is appointed as the sole and exclusive operator and manager of the Philippines Project, and is responsible for, and has sole discretion (subject to certain exceptions) and control over, all matters relating to the management and operation of the Philippines Project (including the casino and gaming operations, hotel and retail components and all other activities necessary, desirable or incidental for the management and operation of the Philippines Project). The Operating Agreement also included terms of certain payments to be payable to PLAI upon commencement of operations of the Philippines Project, in particular, PLAI has the right to receive monthly payments from MCE Leisure, based on the performance of gaming operations of the Philippines Project, and MCE Leisure has the right to retain all revenues from non-gaming operations of the Philippines Project.

110 INTERIM REPORT 2013 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

14. PROVISIONAL LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MCP LEASE AGREEMENT

FOR THE PHILIPPINES PROJECT (CONTINUED)

(d) MCP Lease Agreement

On March 13, 2013, the MCP Lease Agreement which was entered on October 25, 2012 between MCE Leisure and Belle became effective upon completion of closing arrangement conditions and with minor changes from the original terms under a closing side letter (the “Closing Side Letter”) signed by MCE Holdings Group and certain MCE’s subsidiaries and the Philippine Parties on March 13, 2013. Under the MCP Lease Agreement, Belle agreed to lease to MCE Leisure the land and certain of the building structures to be used in the Philippines Project. The lease continues until termination of the Operating Agreement (unless terminated earlier in accordance with its terms) (currently expected to be on July 11, 2033). The leased property will be used by MCE Leisure and any of its affiliates exclusively as a hotel, casino, and resort complex, with retail, entertainment, convention, exhibition, food and beverages services as well as other activities ancillary, related or incidental to the operation of any of the preceding uses.

Under the Closing Side Letter in relation to the MCP Lease Agreement, MCE Leisure agreed to make monthly payments under the MCP Lease Agreement beginning from March 1, 2013. Further information in relation to the MCP Lease Agreement was disclosed in Notes 9 and 15(c).

15. COMMITMENTS AND CONTINGENCIES

(a) Capital Commitments

As of June 30, 2013, the Group had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for Studio City, City of Dreams and the Philippines Project totaling $1,194,098.

Melco Crown Entertainment Limited INTERIM REPORT 2013 111

15. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(b) Lease Commitments

Operating Leases — As a lessee

The Group leases office space, Mocha Clubs sites, the portion of land to be used in the Philippines Project and staff quarters under non-cancellable operating lease agreements that expire at various dates through July 2033. Those lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor and in some cases contingent rental expenses stated as a percentage of turnover. During the six months ended June 30, 2013 and 2012, the Group incurred rental expenses amounting to $9,860 and $9,320, respectively which consisted of minimum rental expenses of $7,991 and $7,588 and contingent rental expenses of $1,869 and $1,732, respectively.

As of June 30, 2013, minimum lease payments under all non-cancellable leases were as follows:

Six months ending December 31, 2013	$ 7,646
Year ending December 31, 2014	10,292
Year ending December 31, 2015	8,904
Year ending December 31, 2016	6,575
Year ending December 31, 2017	6,109
Over 2017	77,735
$117,261

(c) Other Commitments

Land Concession Contracts

Altira Macau

In January 2013, Altira Developments accepted the initial terms for the revision of the land concession contract issued by the Macau Government as disclosed in Note 5. The additional land premium is payable upon acceptance of the final amendment proposal issued by the Macau Government, and the government land use fees will be revised to approximately $186 per annum. Following the publication in the Macau official gazette of such revision, the land grant amendment process will be completed. As of June 30, 2013, the total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $2,449 and the Group’s total commitment for government land use fees for the Altira Macau site to be paid during the remaining term of the land concession contract was $2,935.

112 INTERIM REPORT 2013 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

15. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c) Other Commitments (continued)

Land Concession Contracts (continued)

City of Dreams

In March 2013, Melco Crown (COD) Developments and Melco Crown Macau accepted the land grant amendment proposal for the land concession contract issued by the Macau Government for Cotai Land as disclosed in Note 5. The amendment required an additional land premium of approximately $23,344, with $8,736 payable upon acceptance of the final amendment proposal issued by the Macau Government and the remaining amount of approximately $14,608 will be due in four biannual instalments, accruing with 5% interest per annum, with the first instalment to be paid within six months from the date the amended contract would be published in the Macau official gazette and the government land use fees will be revised to approximately $1,235 per annum upon completion of the amendment. Following the publication in the Macau official gazette of such revision, the land grant amendment process will be completed. As of June 30, 2013, the total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $8,736 and in land use rights payable in an amount of $14,608, respectively and the Group’s total commitment for government land use fees for the City of Dreams site to be paid during the remaining term of the land concession contract was $23,272.

Provisional License

Under the terms of the Provisional License, PAGCOR requires, amongst other things, the Licensees to make a total investment of $1,000,000 for the entire Philippines Project (the “Investment Commitment”) with a minimum investment of $650,000 to be made prior to the opening of the Philippines Project. Under the terms of the Cooperation Agreement, the Licensees’ Investment Commitment of $1,000,000 will be satisfied as follows:

(i) For the amount of $650,000: (a) in the case of the Philippine Parties, the land and building structures having an aggregate value as determined by PAGCOR of not less than $325,000, and (b) in the case of MCE Leisure, the fit-out and furniture, gaming equipment, additional improvements, inventory and supplies as well as intangible property and entertainment facilities inside or outside of the building structures, having an aggregate value as determined by PAGCOR of not less than $325,000.

Melco Crown Entertainment Limited INTERIM REPORT 2013 113

15. COMMITMENTS AND CONTINGENCIES (CONTINUED) (c) Other Commitments (continued)

Provisional License (continued)

(ii) For the remaining $350,000, the Philippine Parties and MCE Leisure shall make equal contributions of $175,000 to the Philippines Project. The Licensees agree to contribute such amounts and for such purposes as notified by MCE Leisure (or in certain circumstances the Philippine Parties) to PAGCOR (subject to any recommendations PAGCOR may make).

Other commitments required by PAGCOR under the Provisional License are as follows:

(i) Within 30 days from getting approval by PAGCOR of the project implementation plan, to submit a bank guarantee, letter of credit or surety bond in the amount of PHP100 million (equivalent to $2,314) to guarantee the Licensees’ completion of the Philippines Project and is subject to forfeiture in case of delay in construction which delay exceeds 50% of the schedule, of which SM Group had submitted a surety bond of PHP100 million (equivalent to $2,314) to PAGCOR on February 17, 2012.

(ii) Seven days prior to commencement of operation of the casino, to secure a surety bond in favor of PAGCOR in the amount of PHP100 million (equivalent to $2,314) to ensure prompt and punctual remittance/payment of all license fees.

(iii) The Licensees are required to maintain an escrow account into which all funds for development of the Philippines Project must be deposited and all funds withdrawn from this account must be used only for such development and to deposit $100,000 in the escrow account and maintain a balance of $50,000 until the Philippines Project completion.

(iv) License fees must be remitted on a monthly basis, in lieu of all taxes with reference to the income component of the gross gaming revenues: (a) 15% high roller tables; (b) 25% non-high roller tables; (c) 25% slot machines and electronic gaming machines; and (d) 15% junket operation.

(v) In addition to the above license fees, the Licensees are required to remit 2% of casino revenues generated from non-junket operation tables to a foundation devoted to the restoration of Philippine cultural heritage, as selected by Licensees and approved by PAGCOR.

114 INTERIM REPORT 2013 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

15. COMMITMENTS AND CONTINGENCIES (CONTINUED) (c) Other Commitments (continued)

Provisional License (continued)

(vi) PAGCOR may collect a 5% fee of non-gaming revenue received from food and beverage, retail and entertainment outlets. All revenues of hotel operations should not be subject to the 5% except rental income received from retail concessionaires.

Grounds for revocation of the license, among others, are as follows: (a) failure to comply with material provision of this license; (b) failure to remit license fees within 30 days from receipt of notice of default; (c) has become bankrupt, insolvent; (d) delay in construction of more than 50% of the schedule; and (e) if debt-to-equity ratio is more than 70:30. As of June 30, 2013, MCE Holdings Group as one of the parties as Licensees has complied with the required debt-to-equity ratio.

Cooperation Agreement

Under the terms of the Cooperation Agreement, the Licensees are jointly and severally liable to PAGCOR under the Provisional License and each Licensee (indemnifying Licensee) must indemnify the other Licensees for any loss suffered or incurred by that Licensee arising out of, or in connection with, any breach by the indemnifying Licensee of the Provisional License. Each Licensee, however, has the rights to charge the other Licensees for their non-contribution portion of the Investment Commitment plus relevant interest under the terms of the Cooperation Agreement. Also, each of the Philippine Parties and MCE Leisure agree to indemnify the non-breaching party for any loss suffered or incurred as a result of a breach of any warranty.

MCP Lease Agreement

Under the terms of the MCP Lease Agreement, MCE Leisure shall indemnify and keep Belle fully indemnified against all claims, actions, demands, actions and proceedings made against Belle by any person arising as a result of or in connection with any loss, damage or injury from MCE Leisure’s use and operation of business on the leased property.

Melco Crown Entertainment Limited INTERIM REPORT 2013 115

15. COMMITMENTS AND CONTINGENCIES (CONTINUED) (d) Guarantees

Except as disclosed in Note 8 to the unaudited condensed consolidated financial statements, the Group has made the following significant guarantees as of June 30, 2013:

Melco Crown Macau has issued a promissory note (“Livrança”) of $68,635 (MOP550,000,000) to a bank in respect of bank guarantees issued to the Macau Government.

The Company has entered into two deeds of guarantee with third parties amounted to $35,000 to guarantee certain payment obligations of the City of Dreams’ operations.

Pursuant to the Commitment Letter for the Studio City Project Facility entered into on October 19, 2012 as disclosed in Note 8, the Company and the Studio City Borrower (on a joint and several basis) and New Cotai Investments (on a several basis) provided an indemnity on customary terms to the Studio City Lenders and their affiliates, including in connection with any breach of such Commitment Letter and related documents (“Studio City Mandate Documents”), such as a breach of warranty in respect of factual information and financial projections provided by or on behalf of the Company and the Studio City Borrower to the Studio City Lenders and their affiliates. The indemnity does not apply to the Company in respect of any breach by New Cotai Investments of the Studio City Mandate Documents (and vice versa). The Company’s obligations under the indemnity will cease to have effect upon an amount of not less than $500,000 of equity contributions (by way of share capital or subordinated loan) having been made and received by the Studio City Borrower. On the same date, under the terms of an agreement between, among others, the Company and New Cotai Investments to regulate how indemnity claims under the Commitment Letter are dealt with and funded, the Company has indemnified New Cotai Investments and the Studio City Borrower in respect of any act or omission of the Company or its affiliates (other than Studio City International and its subsidiaries) resulting from such person’s gross negligence, willful misconduct or bad faith.

116 INTERIM REPORT 2013 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

15. COMMITMENTS AND CONTINGENCIES (CONTINUED) (d) Guarantees (continued)

Under the Cooperation Agreement, Belle has irrevocably and unconditionally guaranteed to MCE Holdings Group the due and punctual observance, performance and discharge of all obligations of PLAI and each SM Group’s company, and indemnified MCE Holdings Group against any and all loss incurred in connection with any default by the Philippine Parties under the Cooperation Agreement. MCE Leisure has likewise irrevocably and unconditionally guaranteed to each of the Philippine Parties the due and punctual observance, performance and discharge of all obligations of MCE Holdings Group, and indemnified the Philippine Parties against any and all loss incurred in connection with any default by MCE Holdings Group under the Cooperation Agreement.

(e) Litigation

As of June 30, 2013, the Group is currently a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management does not believe that the outcome of such proceedings will have a material effect on the Group’s financial position, results of operations or cash flows.

16. RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2013 and 2012, the Group entered into the following significant related party transactions:

		Six Months Ended June 30,
Related companies	Nature of transactions	2013	2012
Transactions with affiliated companies that constituted connected transactions under Chapter
14A of the Listing Rules
Crown’s subsidiary	Consultancy fee expense	$205	$215
	Purchase of property and
	equipment	66	159
	Software license fee
	expense	156	156
	Other service fee income	22	21
Lisboa Holdings Limited(1)	Office rental expense	447	578

Melco Crown Entertainment Limited INTERIM REPORT 2013 117

16. RELATED PARTY TRANSACTIONS (CONTINUED)

Related companies	Nature of transactions	Six Months Ended June 30, 2013	2012
Transactions with affiliated companies that constituted connected transactions under Chapter 14A of the Listing Rules — continued			
Melco's subsidiaries and its associated companies	Advertising and promotional expenses	$ **4**	$ –
	Consultancy fee expense	**277**	231
	Development cost expense	**32**	–
	Management fee expense	**7**	7
	Office rental expense	**293**	293
	Operating and office supplies expenses	**3**	–
	Purchase of property and equipment	**597**	490
	Service fee expense[2]	**371**	289
	Other service fee income	**196**	157
	Rooms and food and beverage income	**35**	72
Shun Tak Holdings Limited and its subsidiaries[1]	Office rental expense	**88**	68
	Operating and office supplies expenses	**12**	13
	Traveling expense[3][4]	**1,519**	1,477
	Rooms and food and beverage income	**22**	35
Sky Shuttle Helicopters Limited[1]	Traveling expense	**869**	737
Sociedade de Jogos de Macau S.A.[1]	Traveling expense capitalized in construction in progress[3]	**–**	1
	Traveling expense recognized as expense[3]	**203**	178
Sociedade de Turismo e Diversões de Macau, S.A. and its subsidiaries[1]	Advertising and promotional expenses	**49**	38
	Office rental expense	**702**	701
	Service fee expense	**112**	89
	Traveling expense capitalized in construction in progress[3]	**6**	3
	Traveling expense recognized as expense[3]	**49**	19

118 INTERIM REPORT 2013 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

16. RELATED PARTY TRANSACTIONS (CONTINUED)

Notes:

(1) Companies in which a relative/relatives of Mr. Lawrence Yau Lung Ho, the Company’s Chief Executive Officer, has/have beneficial interests.

(2) The amounts mainly represent the Company’s reimbursement to Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer.

(3) Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.

(4) The transaction constituted continuing connected transaction which was subject to reporting, announcement and annual review, but exempt from independent shareholders’ approval requirements under Chapter 14A.34 of the Listing Rules.

17. SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business in Asia and its principal operating and developmental activities occur in two geographic areas: Macau and the Philippines. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau and City of Dreams and the development activities of Studio City and the Philippines Project. As of December 31, 2012, Mocha Clubs, Altira Macau, City of Dreams and Studio City were the primary businesses of the Company. Upon closing of the various agreements entered between MCP Group and the Philippine Parties for development and operation of the Philippines Project and the completion of the placing and subscription transaction of MCP during the six months ended June 30, 2013, the Philippines Project has become one of the operating segments of the Company as of June 30, 2013 and represented the comparatives for the six months ended June 30, 2012 and as of December 31, 2012. Taipa Square Casino is included within Corporate and Others. During the six months ended June 30, 2013 and 2012, all revenues were generated in Macau.

Melco Crown Entertainment Limited INTERIM REPORT 2013 119

17. SEGMENT INFORMATION (CONTINUED)

Total Assets

June 30, December 31,

2013 2012

Macau:

Mocha Clubs $173,484 $176,830

Altira Macau 572,679 617,847

City of Dreams 3,121,675 3,147,322

Studio City 2,024,868 1,844,706

Subtotal 5,892,706 5,786,705

The Philippines:

Philippines Project 737,252 30,193

Corporate and Others 1,678,676 2,130,568

Total consolidated assets $8,308,634 $7,947,466

Capital Expenditures

Six Months Ended June 30,

2013 2012

Macau:

Mocha Clubs $3,315 $3,687

Altira Macau 3,574 2,090

City of Dreams 50,164 52,970

Studio City 111,029 41,326

Subtotal 168,082 100,073

The Philippines:

Philippines Project 306,622 —

Corporate and Others 441 260

Total capital expenditures $475,145 $100,333

120 INTERIM REPORT 2013 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

17. SEGMENT INFORMATION (CONTINUED)

The Group’s segment information on its results of operations for the following periods is as follows:

Six Months Ended June 30,

2013 2012

NET REVENUES

Macau:

Mocha Clubs $71,268 $72,446

Altira Macau 543,798 469,368

City of Dreams 1,802,980 1,401,033

Studio City 478 —

Subtotal 2,418,524 1,942,847

The Philippines:

Philippines Project — —

Corporate and Others 21,428 22,523

Total net revenues $2,439,952 $1,965,370

ADJUSTED PROPERTY EBITDA(1)

Macau:

Mocha Clubs $18,281 $18,646

Altira Macau 81,520 81,064

City of Dreams 547,084 382,282

Studio City (569) (202)

Subtotal 646,316 481,790

The Philippines:

Philippines Project (651) —

Total adjusted property EBITDA 645,665 481,790

OPERATING COSTS AND EXPENSES

Pre-opening costs (6,646) (3,300)

Development costs (19,985) (568)

Amortization of gaming subconcession (28,619) (28,619)

Amortization of land use rights (32,040) (28,318)

Depreciation and amortization (130,705) (132,128)

Share-based compensation (5,140) (4,032)

Property charges and others (3,697) (3,616)

Corporate and Others expenses (42,109) (35,432)

Total operating costs and expenses $(268,941) $(236,013)

Melco Crown Entertainment Limited INTERIM REPORT 2013 121

17. SEGMENT INFORMATION (CONTINUED)

Six Months Ended June 30,

2013 2012

OPERATING INCOME $376,724 $245,777

NON-OPERATING EXPENSES

Interest income 2,054 5,314

Interest expenses, net of capitalized interest (82,532) (51,376)

Change in fair value of interest rate swap agreements — 363

Amortization of deferred financing costs (9,227) (6,324)

Loan commitment fees (11,566) (658)

Foreign exchange (loss) gain, net (9,822) 1,639

Other income, net 360 1,134

Loss on extinguishment of debt (50,935) —

Costs associated with debt modification (10,538) —

Total non-operating expenses (172,206) (49,908)

INCOME BEFORE INCOME TAX 204,518 195,869

INCOME TAX CREDIT 1,356 1,042

NET INCOME 205,874 196,911

NET LOSS ATTRIBUTABLE TO

NONCONTROLLING INTERESTS 28,947 7,442

NET INCOME ATTRIBUTABLE TO MELCO

CROWN ENTERTAINMENT LIMITED $234,821 $204,353

Note:

(1) “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, Corporate and Others expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams, Studio City and the Philippines Project and to compare the operating performance of its properties with those of its competitors.

122 INTERIM REPORT 2013 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

18. DISTRIBUTION OF PROFITS

The indenture governing the 2013 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for MCE Finance and its respective restricted subsidiaries.

The Studio City Project Facility contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends from Studio City Investments and its respective restricted subsidiaries.

During the six months ended June 30, 2013 and 2012, the Company did not declare or pay any cash dividends on the ordinary shares. No dividends have been proposed since the end of the reporting period.

19. CHANGE IN SHAREHOLDING OF THE PHILIPPINES

SUBSIDIARIES

On April 8, 2013, the Company through its indirect subsidiary, MCE (Philippines) Investments Limited (“MCE Investments”), subscribed for 2,846,595,000 common shares of MCP at total consideration of PHP2,846,595,000 (equivalent to $69,592), which increased MCE’s shareholding in MCP and the Group recognized an increase of $401 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

On April 24, 2013, MCP and MCE Investments completed a placing and subscription transaction (the “Placing and Subscription Transaction”), under which MCE Investments offered and sold in a private placement to various institutional investors of 981,183,700 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share) (the “Offer”). In connection with the Offer, MCE Investments granted an over-allotment option (the “Over-allotment Option”) of up to 117,075,000 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share) to a stabilizing agent (the “Stabilizing Agent”). MCE Investments then used the proceeds from the Offer to subscribe to an equivalent number of common shares in MCP at the subscription price of PHP14 per share (equivalent to $0.34 per share). On May 23, 2013, the Stabilizing Agent exercised the Over-allotment Option and subscribed for 36,024,600 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share). The aforesaid transactions decreased MCE’s shareholding in MCP and the Group recognized an increase of $227,134 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

During the six months ended June 30, 2013, the total transfers from noncontrolling interests amounted to $227,535 in relation to transactions as described above. The Group retains its controlling financial interest in the MCP before and after the above transactions.

Melco Crown Entertainment Limited INTERIM REPORT 2013 123

19. CHANGE IN SHAREHOLDING OF THE PHILIPPINES

SUBSIDIARIES (CONTINUED)

The schedule below discloses the effects of changes in the Company’s ownership interest in MCP on the Company’s equity:

Net income attributable to
Melco Crown Entertainment Limited	$234,821
Transfers from noncontrolling interests:
Increase in Melco Crown Entertainment Limited additional paid-in capital resulting from subscription of 2,846,595,000 common shares of MCP	401
Increase in Melco Crown Entertainment Limited additional paid-in capital resulting from the
Placing and Subscription Transaction and the
Over-allotment Option exercised by the Stabilizing
Agent for subscription of common shares of MCP	227,134
Changes from net income attributable to Melco Crown
Entertainment Limited shareholders and transfers from noncontrolling interests	$462,356

20. SUBSEQUENT EVENT

On July 15, 2013, Altira Developments paid the additional land premium of approximately $2,449 set forth in the final amendment proposal for the revision of the land concession contract for Altira Macau, and on July 16, 2013, Altira Developments accepted the terms of such proposal. Following the publication in the Macau official gazette of such revision, the land grant amendment process will be completed.

124 INTERIM REPORT 2013 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

21. DIFFERENCES BETWEEN U.S. GAAP AND INTERNATIONAL

FINANCIAL REPORTING STANDARDS (“IFRS”)

The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. For the six months ended June 30, 2013, there were no material changes to the nature of those significant differences described in the Company’s annual consolidated financial statements for the year ended December 31, 2012, and their financial impact on net income attributable to the Company for the six months ended June 30, 2013 and the Company’s shareholders’ equity as of June 30, 2013 are summarized as follows:

Six Months Ended June 30,

2013 2012

Net income attributable to the Company as reported under U.S. GAAP $234,821 $204,353

IFRS adjustments:

Capitalization of amortization of land use rights as property and equipment 20,305 16,615

Additional capitalization of borrowing costs as property and equipment 6,955 612

Reversal of deferred tax in relation to land use rights (2,204) (1,851)

Decrease in amortization of land use rights as a result of change in assigned value of land use rights 2,347 2,347

Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs (1,013) (1,013)

Reduction in (additional) share-based compensation recognized 451 (104)

Reduction in amortization of deferred financing costs 3,939 3,549

Financing costs recognized as part of loss on extinguishment of debt (6,523) —

Reduction in net loss attributable to noncontrolling interests (10,809) (6,812)

Net income attributable to the Company as reported under IFRS $248,269 $217,696

Melco Crown Entertainment Limited INTERIM REPORT 2013 125

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

21. DIFFERENCES BETWEEN U.S. GAAP AND INTERNATIONAL

FINANCIAL REPORTING STANDARDS (“IFRS”) (CONTINUED)

June 30, December 31,

2013 2012

The Company’s shareholders’ equity as reported under U.S. GAAP $3,840,632 $3,385,939

IFRS adjustments:

Capitalization of amortization of land use rights as property and equipment 117,952 97,647

Additional capitalization of borrowing costs as property and equipment 11,025 4,070

Reduction in amortization of deferred financing costs 14,477 10,538

Reversal of deferred tax in relation to land use rights (17,414) (15,210)

Decrease in amortization of land use rights as a result of change in assigned value of land use rights 14,389 12,042

Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs (8,639) (7,626)

Financing costs recognized as part of loss on extinguishment of debt (35,851) (29,328)

Reduction in net loss attributable to noncontrolling interests (31,177) (20,368)

Noncontrolling interests’ share on additional share-based compensation recognized in additional paid-in capital (10) —

The Company’s shareholders’ equity as reported under IFRS $3,905,384 $3,437,704

126 INTERIM REPORT 2013 Melco Crown Entertainment Limited

CORPORATE INFORMATION

BOARD OF DIRECTORS

Executive Director

Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer)

Non-executive Directors

Mr. James Douglas Packer (Co-Chairman) Mr. John Peter Ben Wang Mr. Clarence Yuk Man Chung Mr. William Todd Nisbet Mr. Rowen Bruce Craigie

Independent Non-executive Directors

Mr. James Andrew Charles MacKenzie Mr. Thomas Jefferson Wu Mr. Yiu Wa Alec Tsui Mr. Robert Wason Mactier

AUDIT COMMITTEE

Mr. James Andrew Charles MacKenzie (Chairman) Mr. Yiu Wa Alec Tsui Mr. Thomas Jefferson Wu

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Mr. Yiu Wa Alec Tsui (Chairman) Mr. Thomas Jefferson Wu Mr. Robert Wason Mactier

COMPENSATION COMMITTEE

Mr. Thomas Jefferson Wu (Chairman) Mr. Yiu Wa Alec Tsui Mr. Robert Wason Mactier

REGISTERED OFFICE IN CAYMAN ISLANDS

190 Elgin Avenue George Town

Grand Cayman KY1-9005 Cayman Islands

Melco Crown Entertainment Limited INTERIM REPORT 2013 127

PRINCIPAL PLACE OF BUSINESS AND HEAD OFFICE IN MACAU

22/F, Golden Dragon Centre Avenida Xian Xing Hai Macau

PLACE OF BUSINESS IN HONG KONG REGISTERED UNDER PART XI OF THE COMPANIES ORDINANCE

36/F, The Centrium

60 Wyndham Street Central Hong Kong

LEGAL ADVISORS

As to Hong Kong law and U.S. law

Latham & Watkins

As to Macau law

Manuela António — Lawyers and Notaries

As to Cayman Islands law

Walkers

AUDITOR

Messrs. Deloitte Touche Tohmatsu

COMPANY SECRETARY

Ms. Stephanie Cheung

COMPANY’S WEBSITE

www.melco-crown.com

LISTING INFORMATION

Hong Kong stock code: 6883 NASDAQ symbol: MPEL

PRINCIPAL BANKERS

Bank of China, Macau Branch Citibank N.A., Hong Kong Branch

128 INTERIM REPORT 2013 Melco Crown Entertainment Limited

CORPORATE INFORMATION

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited Shops 1712–1716, 17/F

Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong

CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Intertrust Corporate Services (Cayman) Limited 190 Elgin Avenue George Town Grand Cayman KY1-9005 Cayman Islands

Melco Crown Entertainment Limited INTERIM REPORT 2013 129

DEFINITIONS AND GLOSSARY

DEFINITIONS

“2006 Share Incentive Plan” refers to a share incentive plan as adopted and revised by the Board on November 28, 2006 and March 17, 2009 and as approved by the Shareholders on December 1, 2006 and May 19, 2009, respectively, which aims to provide incentives in the form of awards to consultants, employees and members of the Board with the view of promoting further success of our Company;

“2010 Senior Notes” refers to the initial notes (i.e. the US$600 million aggregate principal amount of 10.25% senior notes due 2018 issued by MCE Finance on May 17, 2010 and fully redeemed on March 28, 2013) and the exchange notes (i.e. approximately 99.96% of the initial notes which were, on December 27, 2010, exchanged for 10.25% senior notes due 2018, registered under the U.S. Securities Act of 1933), collectively, which were fully redeemed on March 28, 2013;

“2011 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011 between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion (equivalent to approximately US$1.2 billion), and which reduce and remove certain restrictions in the City of Dreams Project Facility;

“2011 Share Incentive Plan” refers to a share incentive plan as adopted by our Company pursuant to a resolution passed by our Shareholder at an extraordinary general meeting on October 6, 2011 and became effective on the listing date, which aims to provide incentives in the form of awards to consultants, employees and members of the Board, with the view of promoting further success of our Company;

“2013 Senior Notes” refers to the US$1.0 billion aggregate principal amount of

5.00% senior notes due 2021 issued by MCE Finance on February 7, 2013;

“Adjusted EBITDA” refers to earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, and other non-operating income and expenses;

“Adjusted property EBITDA” refers to earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, Corporate and Others expenses and other non-operating income and expenses;

130 INTERIM REPORT 2013 Melco Crown Entertainment Limited

DEFINITIONS AND GLOSSARY

“ADSs” refers to our American Depositary Shares, each of which represents three Shares;

“Aircraft Term Loan” refers to the US$43.0 million term loan credit facility entered into by MCE Transportation in June 2012 for the purpose of financing part of the acquisition of an aircraft;

“Altira Developments” refers to our subsidiary, Altira Developments Limited, a Macau company through which we hold the land and building for Altira Macau;

“Altira Hotel” refers to our subsidiary, Altira Hotel Limited, a Macau company through which we currently operate the hotel and other non-gaming businesses at Altira Macau;

“Altira Macau” refers to an integrated casino and hotel development that caters to Asian rolling chip customers, which opened in May 2007 and owned by Altira Developments;

“Board” and “Board of Directors” refer to the board of Directors or a duly constituted committee thereof;

“China”, and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographic point of view;

“City of Dreams” refers to an integrated resort located on two adjacent pieces of land in Cotai, Macau, which opened in June 2009, and currently features a casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues, and owned by Melco Crown (COD) Developments;

“City of Dreams Project Facility” refers to the project facility dated September

5, 2007 entered into between, amongst others, Melco Crown Macau as borrower and certain other subsidiaries as guarantors, for a total sum of US$1.75 billion for the purposes of financing, among other things, certain project costs of City of Dreams, as amended and supplemented from time to time;

“Companies Ordinance” refers to the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

“Crown” refers to Crown Limited, an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of PBL, now known as Consolidated Media Holdings Limited, on December 12, 2007;

Melco Crown Entertainment Limited INTERIM REPORT 2013 131

“Crown Asia Investments” refers to Crown Asia Investments Pty. Ltd., formerly known as PBL Asia Investments Limited, which is 100% indirectly owned by Crown, and was incorporated in the Cayman Islands but is now a registered Australian company;

“Crown Entertainment Group Holdings” refers to Crown Entertainment Group Holdings Pty. Ltd., a company incorporated on June 19, 2007 under the laws of Australia and a subsidiary of Crown;

“Deposit-Linked Loan” refers to a deposit linked facility for HK$2.7 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) entered into on May 20, 2011, which is secured by a deposit of RMB2.3 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) from the proceeds of the RMB Bonds and fully repaid in March 2013;

“DICJ” refers to the Direcçăo de Inspecçăo e Coordenaçăo de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

“Directors” refers to the director(s) of our Company;

“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

“Group” refers to our Company and our subsidiaries and, in respect of the period before our Company became the holding company of such subsidiaries, the entities which carried on the business of the present Group at the relevant time;

“HK$” and “H.K. dollars” refer to the legal currency of Hong Kong;

“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;

“IFRS” refers to International Financial Reporting Standards;

“Listing Rules” refers to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended, supplemented or otherwise modified from time to time;

“Macau” and “Macau SAR” refer to the Macau Special Administrative Region of the PRC;

“MCE Finance” refers to our wholly-owned subsidiary, MCE Finance Limited, a Cayman Islands exempted company with limited liability;

132 INTERIM REPORT 2013 Melco Crown Entertainment Limited

DEFINITIONS AND GLOSSARY

“MCE Holdings Group” refers to MCE Holdings (Philippines) Corporation, a direct subsidiary of MCP and its subsidiaries;

“MCE Leisure Philippines” refers to our indirect non-wholly owned subsidiary, MCE Leisure (Philippines) Corporation, a corporation incorporated in the Philippines;

“MCE Transportation” refers to our subsidiary, MCE Transportation Limited (formerly known as MCE Designs and Brands Limited), a company incorporated under the laws of the British Virgin Islands;

“MCP” refers to Melco Crown (Philippines) Resorts Corporation (formerly known as Manchester International Holdings Unlimited Corporation), the shares of which are listed on the Philippine Stock Exchange;

“MCP Share(s)” refers to the common shares of MCP of par value Php1.00 per share;

“MCP Share Incentive Plan” refers to the share incentive plan of MCP, with amendments, approved by MCP shareholders on June 21, 2013;

“Melco” refers to Melco International Development Limited, a Hong Kong listed company;

“Melco Crown (COD) Developments” refers to our subsidiary, Melco Crown (COD) Developments Limited, a Macau company through which we hold the land and buildings for City of Dreams;

“Melco Crown Macau” refers to our subsidiary, Melco Crown (Macau) Limited (formerly known as “Melco Crown Gaming (Macau) Limited” or “Melco PBL Gaming (Macau) Limited”), a Macau company and the holder of our gaming subconcession;

“Melco Leisure” refers to Melco Leisure and Entertainment Group Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Melco;

“Mocha Clubs” collectively refers to clubs with gaming machines, the first of which opened in September 2003, and are now the largest non-casino based operations of electronic gaming machines in Macau, and operated by Melco Crown Macau;

“Model Code” refers to the Model Code for Securities Transactions by Directors of Listed issuers as set out in Appendix 10 to the Listing Rules;

“NASDAQ” refers to the National Association of Securities Dealers Automated Quotation System;

Melco Crown Entertainment Limited INTERIM REPORT 2013 133

“New Cotai Holdings” refers to New Cotai Holdings, LLC, a company incorporated in Delaware, the United States on March 24, 2006 under the laws of Delaware, primarily owned by U.S. investment funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P.;

“our gaming subconcession” refers to the Macau gaming subconcession held by Melco Crown Macau;

“PAGCOR” refers to Philippines Amusement and Gaming Corporation, the Philippines regulatory body with jurisdiction over all gaming activities in the Philippines except for lottery, sweepstakes, cockfighting, horse racing and gaming inside the Cagayan Export Zone;

“Patacas” and “MOP” refer to the legal currency of Macau;

“Philippine Stock Exchange” refers to The Philippine Stock Exchange, Inc.;

“Philippine Parties” refers to SM Investments Corporation, Belle Corporation and PremiumLeisure and Amusement, Inc.;

“Philippine Peso” or “Php” refers to the legal currency of the Philippines;

“Philippines Project” refers to an integrated resort located within Entertainment City, Manila to be developed by MCE Leisure Philippines and the Philippine Parties which, when completed, is expected to be solely operated and managed by MCE Leisure Philippines;

“PBL” refers to Publishing and Broadcasting Limited, an Australian-listed corporation that is now known as Consolidated Media Holdings Limited;

“RMB” refers to the legal currency of China;

“RMB Bonds” refers to the RMB2.3 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) aggregate principal amount of 3.75% bonds due 2013 issued by our Company on May 9, 2011 and fully redeemed on March 11, 2013;

“SCI” refers to Studio City International Holdings Limited (formerly known as Cyber One Agents Limited), a company incorporated in the British Virgin Islands with limited liability that is 60% owned by one of our subsidiaries and 40% owned by New Cotai Holdings through its wholly owned subsidiary New Cotai, LLC;

“SFO” refers to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

“SGX-ST” refers to Singapore Exchange Securities Trading Limited;

134 INTERIM REPORT 2013 Melco Crown Entertainment Limited

DEFINITIONS AND GLOSSARY

“Share(s)” refers to our ordinary share(s), par value of US$0.01 each;

“Shareholder(s)” refers to holder(s) of our Share(s) from time to time;

“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau;

“Studio City Finance” refers to Studio City Finance Limited, which is a company incorporated in the British Virgin Islands with limited liability, is also a wholly-owned indirect subsidiary of SCI and the issuer of the Studio City Notes;

“Studio City Notes” refers to the US$825.0 million aggregate principal amount of 8.50% senior notes due 2020 issued by Studio City Finance on November 26, 2012;

“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013, entered into between, among others, Studio City Company Limited as borrower and certain subsidiaries as guarantors for a total sum of HK$10,855,880,000 and consisting of a delayed draw term loan facility and a revolving credit facility;

“New Taiwan dollars” refers to the legal currency of Taiwan;

“US$” and “U.S. dollars” refer to the legal currency of the United States;

“U.S.” and “United States” refer to the United States of America, its territories, its possessions and all areas subject to its jurisdiction;

“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

“we”, “us”, “our”, “our Company”, “the Company”, “MCE” and “Melco Crown Entertainment” refer to Melco Crown Entertainment Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

Melco Crown Entertainment Limited INTERIM REPORT 2013 135

GLOSSARY

“average daily rate”	calculated by dividing total room revenues (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day
“cage”	a secure room within a casino with a facility that allows patrons to exchange cash for chips required to participate in gaming activities, or to exchange chips for cash
“chip”	round token that is used on casino gaming tables in lieu of cash
“concession”

a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table
“drop”	the amount of cash to purchase gaming chips and promotional vouchers that are deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage
“drop box”	a box or container that serves as a repository for cash, chips, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game
“gaming machine handle (volume)”	the total amount wagered in gaming machines
“gaming promoter”

an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator, and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

136 INTERIM REPORT 2013 Melco Crown Entertainment Limited

DEFINITIONS AND GLOSSARY

“integrated resort” a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player” a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker” evidence of indebtedness by a player to the casino or gaming operator

“mass market patron” a customer who plays in the mass market segment

“mass market segment” consists of both table games and slot machines played on public mass gaming floors by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“mass market table games drop” the amount of table games drop in the mass market table games segment

“mass market table games hold percentage” mass market table games win as a percentage of mass market table games drop

“mass market table games segment” the mass market segment consisting of mass market patrons who play table games

“MICE” Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip” promotional casino chip that is not to be exchanged for cash

“premium direct player” a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“progressive jackpot” a jackpot for a slot machine or table game where the value of the jackpot increases as wagers are made; multiple slot machines or table games may be linked together to establish one progressive jackpot

“occupancy rate” the average percentage of available hotel rooms occupied during a period

Melco Crown Entertainment Limited INTERIM REPORT 2013 137

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy
“rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers
“rolling chip patron”	a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires
“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players
“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment
“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume
“slot machine”	traditional gaming machine operated by a single player and electronic multiple-player gaming machines
“subconcession”

an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues
“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas
“wet stage performance theater”	the approximately 2,000-seat theater specifically designed to stage “The House of Dancing Water” show

138 INTERIM REPORT 2013 Melco Crown Entertainment Limited

Member companies

CITY OF DREAMS

MACAU

STUDIO

CITY MACAU

ALTIRA

MACAU

MOCHA

www.melco-crown.com

Hong Kong

36/F., The Centrium, 60 Wyndham Street, Central, Hong Kong

Tel: (852) 2598 3600

Macau

22/F., Golden Dragon Centre, Avenida Xian Xing Hai, Macau

Tel: (853) 8868 8880

FSC

www.fsc.org

MIX

Paper from responsible sources

FSC® C020557